As filed with the Securities and Exchange Commission on March 7, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TBS INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Bermuda	4412	98-0225954
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Commerce Building
Chancery Lane
Hamilton HM 12, Bermuda
(441) 295-9230

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation
1633 Broadway
New York, New York 10019
(212) 479-8240

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Steven R. Finley Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	Gary J. Wolfe Robert E. Lustrin Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Shares, $0.01 par value per share	$125,000,000	$14,713

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                   2005

P R O S P E C T U S

                     Shares

TBS International Limited

Common Shares

This is TBS International Limited's initial public offering. TBS International Limited is selling                 common shares and the selling shareholders are selling                  common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the common shares. After pricing of the offering, we expect that the common shares will trade on the New York Stock Exchange under the symbol "TSI."

Investing in the common shares involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to TBS International Limited	$	$
Proceeds, before expenses, to selling shareholders	$	$

The underwriters may also purchase up to an additional                  common shares from TBS International Limited, and up to an additional                  common shares from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery on or about             , 2005.

Merrill Lynch & Co.	Jefferies & Company, Inc.

The date of this prospectus is             , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The discussion contained under the heading "The International Dry Cargo Industry" has been reviewed by Drewry Shipping Consultants Limited, or Drewry, which has confirmed to us that it accurately describes the international dry cargo shipping market, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

We have applied to the Bermuda Monetary Authority to obtain its consent under the Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common shares. We urge you to read this entire prospectus carefully, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our consolidated financial statements and the notes to those statements. The terms "we," "our" and "us" refer to TBS International Limited and its consolidated subsidiaries. We use the term "International" when we wish to refer only to the holding company that is the issuer of the shares and not to TBS International Limited and its consolidated subsidiaries.

Overview

We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. Over the past 12 years, we have developed our franchise around key trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We provide frequent regularly scheduled voyages in our network, as well as cargo scheduling, loading and discharge for our customers. As of February 28, 2005, our fleet totaled 30 vessels, including 13 ships that we own, nine that we operate under charters with options to purchase and eight that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase three dry bulk carriers that are scheduled to be delivered to us in the second quarter of 2005. For the year ended December 31, 2004, we carried 3.7 million tons of cargo, operated 182 voyages and generated total revenue and net income of $208.8 million and $41.9 million, respectively.

We target niche markets, including trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. We focus on multipurpose tweendeckers and smaller dry bulk carriers varying from 17,300 dwt to 45,500 dwt that are able to navigate and efficiently service many ports with restrictions on the size of vessels. Many types of cargo cannot be containerized, and many dry bulk cargoes are shipped through ports that cannot accommodate large dry bulk carriers. By offering regularly-scheduled sailings into these markets along with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs, we are able to offer a superior level of service which has resulted in our developing long-term relationships with our customers. Moreover, the flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, coal, salt, sugar, grain, chemicals, industrial goods and other general cargo.

We operate our vessels on four principal routes:

•	TBS Pacific Service, our oldest and most established route:

—	Our Eastbound liner and parcel service operates two regularly-scheduled sailings between China, Japan and South Korea in East Asia and the North and West Coasts of South America, Central America and the Caribbean Sea region. We operate one sailing between East Asia and the West Coasts of Central and South America and a second sailing between East Asia and the North Coast of South America and the Caribbean Sea region.

—	Our Westbound parcel service offers two regularly-scheduled monthly sailings from Chile, Ecuador and Peru to China, Japan and South Korea.

•	TBS Latin America Service serves the general and industrial cargo requirements of customers in Brazil, Argentina and Venezuela with three monthly sailings to the North Coast of South America and the Caribbean Sea region and to the West Coasts of Central and South America.

•	TBS North America Service operates a monthly dry bulk and parcel service, generally with one sailing transporting dry bulk cargoes from the East Coast of the U.S. to Brazil or Argentina, with a northbound sailing from Brazil or Argentina to ports on the Gulf and East Coasts of the U.S.

•	TBS Ocean Carriers offers worldwide dry bulk and parcel shipping solutions on routes determined on a customer-by-customer basis, and currently consists of two time-chartered vessels primarily used for bulk shipments of sugar or salt from Brazil to Nigeria.

Our time charter services include both short- and long-term time charters. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes and make the carrying capacity of entire vessels available to our customers, contracted out at a flat per day rate. In connection with our time charters, we offer complete voyage management services. As of February 28, 2005, we had eight vessels hired out under time charters. We provide complete voyage management services in connection with one of these charters.

Please also see "Business Segment" in Note 18 to the consolidated financial statements.

Our Competitive Strengths

Established Presence in Niche Markets.    Over the past 12 years, we have developed a major presence in desirable markets, especially trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We have concentrated on serving customers, cargoes and ports that are not efficiently served by container ships or large dry bulk carriers. In order to serve these customers, cargoes and ports, we have developed local teams of commercial agents and port captains who meet regularly with our clients so that we can more effectively meet their supply chain needs. Additionally, we have concentrated our fleet on multipurpose tweendeckers and smaller dry bulk carriers that we believe are best equipped to meet our customers' needs. These vessels are able to serve these markets efficiently and reliably because their size allows them to operate in ports that operators of other vessels are unable or unwilling to access, including ports with restrictions on the size of vessels, ports where the demand for shipping services does not support the use of larger vessels and ports where the cargo to be shipped cannot readily be containerized or transported on a large dry bulk carrier. Our local teams of commercial agents and port captains provide us with regular access to shippers and consignees and strong customer relationships that many potential competitors cannot match.

Reputation for Reliable Service Provided on a Regular Basis.    Our reputation among shippers and consignees for providing efficient and reliable service on a regular basis is increasingly important as companies focus on their supply chains. We provide frequent regularly-scheduled voyages and efficient cargo scheduling, loading and discharge. Our agents provide customers with flexible cargo management options that support their inventory management needs, logistics solutions that assist them in distributing products to their customers and safe and reliable loading and discharge of cargoes. Moreover, we are adding self-loading and self-discharging capabilities to our dry bulk carriers, enabling us to handle dry bulk cargoes in a variety of ports that lack shore-side cargo loading and discharging equipment. Many of our customers consider us their partners in managing their ocean transportation shipping needs.

Expertise with Select Vessel Types.    We have carefully assembled a versatile fleet consisting of multipurpose tweendeckers and midsized dry bulk carriers that are well configured to serve our targeted markets. Our multipurpose tweendeckers, which range in size from 17,300 dwt to 26,300 dwt, are ideally suited to transporting multiple cargoes on each sailing, as the existence of a mezzanine deck, or tweendeck, allows us to carry different volumes of various cargoes or to convert a vessel to a dry bulk carrier. These vessels enable us to serve regular shippers of cargoes that are not easily containerized or are not large enough to justify a vessel's entire capacity. We believe that, especially on routes between China, Japan and Korea and Latin America, we carry a significant percentage of the available cargoes of this nature. Our dry bulk carriers, which range in size from 28,800 dwt to

45,500 dwt, are suited to serve ports where the draft, length and beam of vessels are restricted and to carry loads that do not require the capacity of larger vessels.

Experienced Management Team.    The day-to-day operation of a global ocean transportation services company requires close coordination among customers, land-based transportation providers and port authorities and personnel around the world. Our smooth and efficient operation depends on the experience and expertise of management at all levels, from vessel acquisition strategy to oversight of cargo loading and stowage. Joseph E. Royce, Gregg L. McNelis and Captain Alkis N. Meimaris, who oversee our global operations, have 38, 27 and 50 years experience in the shipping industry, respectively. The staff of TBS Shipping Services Inc., which is responsible for cargo booking and vessel positioning, includes many experienced former ship captains.

Our Business Strategy

Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

Focus on Increasing Market Share on Our Key Routes.    We intend to increase market share on our key trans-Pacific trade routes between China, Japan and South Korea in East Asia and the West and North Coasts of South America. By adding additional vessels and sailings into the markets we already serve, we will be able to provide more regular service to our clients, which we believe will allow us to capture a larger share of their shipping needs. Our affiliate TBS Commercial Group Ltd. plans on increasing the number of local commercial agents and port captains in order to expand our ability to serve additional customers.

Develop New Trade Routes.    We intend to continue developing new trade routes, such as our Brazil-Nigeria and U.S.-Brazil routes that we successfully developed over the past 18 months. When developing new trade routes, we initially utilize chartered-in vessels and only commit resources to acquire vessels for operation on those routes once we have determined that the economics of the route would benefit us. We target potential routes that share the characteristics of our established Latin America-East Asia routes and thus are suited to our fleet and our business methods. As we identify profitable routes, we intend to establish local commercial agents and port captains, as we have done in our existing markets, to improve our customer relationships in these new markets.

Focus on Expanding Our Fleet of Particular Vessel Types.    We are continually looking to acquire additional multipurpose tweendeckers and small dry bulk carriers. These vessels are well suited for our business strategy, for the needs of our customers and for the growth opportunities that we foresee. As of February 28, 2005, our fleet totaled 30 vessels, including 13 ships that we own, nine that we operate under charters with options to purchase and eight that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase three dry bulk carriers scheduled to be delivered to us in the second quarter of 2005. We plan to increase our controlled fleet – the vessels that we own or charter-in with an option to purchase – to over 35 by the end of the second quarter of 2006. Additionally, we will configure our fleet between owned and chartered vessels to increase our ability to grow in strong markets while also providing us with the flexibility to reduce our fleet in weaker economic periods. We actively monitor the vessel acquisition market in an effort to take advantage of expansion and growth opportunities in the markets that we serve. We plan to use the net proceeds to us from this offering to purchase vessels. See "Use of Proceeds."

Focus on Customer Relationships.    We strive to develop long-term relationships as a key business partner with our customers by providing reliable customer service and consistently meeting or exceeding expectations. Many of our customers do not have their own shipping departments, do not ship cargoes that are easily containerized and require the special attention and transportation management skills that we provide through our affiliated service companies TBS Shipping Services Inc. and TBS Commercial Group Ltd. By developing strong customer relationships, we intend to capture an increasing share of our customers' seaborne cargo transportation and to add new customers to our customer base.

Provide Reliable Transportation Services.    We will continue to enable leading industrial, trading and mining companies to transport efficient amounts of cargo and schedule production volumes to enhance supply chain and inventory management on a global scale by providing frequent service with strict adherence to advised times of departure and arrival, efficient port turn-around times, diverse cargo capability and point-to-point shipments to ports not served by larger container ships.

Maintain Our Fleet to the Highest Standards.    We recognize that regular maintenance of our controlled fleet is necessary to extend the useful lives of our vessels. Currently, we are responsible for the maintenance of our controlled fleet, while maintenance of the vessels we charter-in is provided by those vessels' owners. Routine maintenance of our vessels is performed by the ships' crews during voyages and supervised by our affiliated service companies. The vessels in our controlled fleet are regularly drydocked for extensive maintenance and surveys.

Our Fleet and Operations Management

Three affiliated service companies, which are owned by our principal shareholders, provide substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to support our fleet. Our affiliate TBS Shipping Services Inc. coordinates services to our customers, integrates the activities of our commercial agency network, oversees our charter activities, administers our ships' voyages and provides financial and accounting services. Our affiliate Roymar Ship Management, Inc. manages the vessels in our controlled fleet and provides experienced technical management staff and a full range of vessel maintenance capabilities. Our affiliate TBS Commercial Group Ltd. has established a network of long-term commercial and operational relationships with affiliated commercial agency service companies, the majority of which are wholly- or partly-owned direct or indirect subsidiaries of TBS Commercial Group Ltd. Our affiliated service companies employ professionals in ten countries who meet regularly with shippers and consignees to market our services and address the needs and concerns of our customers.

Corporate Information

International was incorporated in Bermuda in 1997 as the successor to a business established in 1993. Its registered office is located at Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda. The telephone number at that address is (441) 295-9230. Two of our affiliated service companies, TBS Shipping Services Inc. and Roymar Ship Management, Inc., maintain offices at 612 East Grassy Sprain Road, Yonkers, New York 10710. The telephone number at that address is (914) 961-1000.

The Offering

Common shares offered by International	shares
by the selling shareholders	shares
Common shares outstanding after the offering	shares
Use of proceeds	We currently plan to use the net proceeds to us of the offering to purchase vessels, or if suitable vessels are not available, to repay debt and for working capital. We will not receive any proceeds from the sale of common shares by the selling shareholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for discussion of factors you should carefully consider before deciding to invest in our common shares.
Proposed NYSE symbol	"TSI"

The number of common shares outstanding after the offering is based on      common shares outstanding as of                          , 2005. This number assumes that the underwriters' overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional             common shares.

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus;

•	the exercise of all outstanding warrants to purchase Class C common shares; and

•	the conversion of all preference shares and all Class A, Class B and Class C common shares into an aggregate of common shares, effective at the closing of the offering.

Summary Consolidated Financial and Operating Data

The following table sets forth summary consolidated financial and operating data. You should read the summary financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data presented below as of December 31, 2002, 2003 and 2004, and for each of the fiscal years then ended, have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

	Year Ended December 31,
	2002		2003		2004
	(In thousands, except per share amounts)
Income Statement Data:
Revenue:
Voyage revenue		$94,403		$119,721		$158,061
Time charter revenue		7,421		23,625		50,746
Total revenue		101,824		143,346		208,807

Operating expenses:
Voyage		48,713		52,454		60,692
Vessel		35,133		62,234		79,273
Depreciation and amortization		6,282		6,887		10,137
Management and agency fees		3,237		3,864		4,414
General and administrative		4,684		6,463		7,347
Loss from sale of vessels, net (1)		—		9,905		—
Total operating expenses		98,049		141,807		161,863

Income from operations		3,775		1,539		46,944

Other (expenses) and income:
Interest expense		(5,321)		(5,145)		(5,148)
Other income		23		68		111
Gain on early extinguishment of debt		—		2,373		—
Deemed preference dividends and accretion		—		(829)		—
Total other (expenses) and income		(5,298)		(3,533)		(5,037)

Net (loss) income		$(1,523)		$(1,994)		$41,907

Deemed preference dividends and accretion		(1,491)		(797)		—
Net (loss) income available for common shareholders		$(3,014)		$(2,791)		$41,907
Earnings per share:
Net (loss) income per common share:
Basic	$		$		$
Diluted	$		$		$

Weighted average common shares outstanding:
Basic
Diluted

	December 31,
	2002	2003	2004
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,799	$8,641	$21,674
Working capital	3,146	6,487	9,566
Total assets	87,914	83,009	157,159
Long-term debt, including current portion	43,275	6,097	38,511
Obligations under capital leases, including current portion	11,714	42,637	34,642
Mandatorily redeemable preference shares (2)	12,755	14,382	—
Total shareholders' equity	8,612	5,821	61,959

	Year Ended December 31,
	2002	2003	2004
Other Operating Data:
Controlled vessels (at end of period) (3)	13	13	18
Chartered vessels (at end of period)	9	11	10
Voyage days (4)	6,773	9,033	8,892
Vessel days (5)	6,937	9,116	9,138
Tons of cargo shipped (6)	2,936	5,907	3,658
Revenue per ton (7)	$32.13	$20.24	$43.13
Tons of cargo shipped, excluding aggregates (6)(8)	2,482	2,582	2,837
Revenue per ton, excluding aggregates (7)(8)	$37.36	$39.27	$52.79
Chartered-out days	1,001	2,439	2,780
Chartered-out rate per day	$7,413	$9,686	$18,254

(1)	Represents the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to repurchase outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million.

(2)	Mandatorily redeemable preference shares were classified as a liability as of December 31, 2003 in accordance with FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which became effective for us during the third quarter ended September 30, 2003.

(3)	Controlled vessels are vessels that we own or charter-in with an option to purchase. As of December 31, 2004, nine vessels in our controlled fleet were chartered-in with an option to purchase.

(4)	Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(5)	Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(6)	In thousands.

(7)	Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(8)	Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We no longer regularly carry aggregates and believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common shares. If any of the following events described in this section actually occur, our results of operations could suffer, our liquidity could decrease, the trading price of our common shares could decline and you could lose all or part of your investment in our common shares.

Industry-Specific Risk Factors

        Costs and revenues in the shipping industry are volatile.

The shipping industry historically has experienced volatility in freight rates, the cost of fuel oil, the cost and availability of crew, port charges and currency exchange rates, as well as in vessel charter rates and values, due to changes in the level and pattern of global economic activity and the highly competitive nature of the world shipping industry. Changes to marine regulatory regimes in the ports at which our vessels call also may increase our costs. Our revenue is influenced by a number of factors that are difficult to predict with certainty, including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, port congestion, canal closures, political developments, armed conflicts, acts of terrorism, embargoes and strikes. Demand for our transportation services is influenced by the demand for the goods we ship, including fertilizers, metal concentrates, steel and agricultural commodities, which in turn is affected by general economic conditions, commodity prices and competition. Steel products, metal concentrates and fertilizers accounted for approximately 39.4%, 11.4% and 10.3%, respectively, of our total voyage revenues in 2004. A decrease in demand for these products could adversely affect our results of operations.

Our business depends to a significant degree on the stability and continued growth of the Chinese economy.

Freight rates for ocean transport, whether computed on a spot or period basis, are at all-time highs, as are prices for both new and secondhand vessels. The strength of the shipping industry in the past several years is attributable, to a significant degree, to the rapid growth of the Chinese economy. Economic growth in China has caused unprecedented demand for raw materials from Latin America, including iron ore, bauxite, soybeans, timber, zinc and manganese from Brazil, tin from Bolivia and copper from Chile. These raw materials generally are transported by ocean freight. The growth of the Chinese economy has stimulated growth in other Asian economies as well. The increased demands for trans-Pacific ocean freight have resulted in increased ocean freight shipping rates, charter rates and vessel values across the globe. Any pronounced slowdown or decline in the Chinese economy could be expected to have significant adverse effects on the economies of Latin American and Asian countries, on the demand for our services and on the value of our vessels. We expect that a significant decline in the Chinese economy would have a material adverse effect on our results of operations.

A prolonged period of high or volatile oil prices could adversely affect the global economy and therefore our results of operations.

If oil prices remain high for an extended period of time, or experience prolonged volatility, the global economy could weaken significantly. Global recession or depression would significantly reduce the demand for ocean freight. A significant reduction in the demand for ocean freight would have a material and adverse impact on our results of operations and financial condition.

In the highly competitive international shipping market, we may not be able to compete with new entrants or established companies with greater resources.

We employ our vessels in highly competitive markets that are capital-intensive and highly fragmented. Competition arises primarily from other vessel owners, many of whom have substantially greater resources than we have. Competition for the transportation of cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators. Due in part to the highly fragmented market, competitors with greater resources than us could enter the market and operate larger fleets through consolidation or acquisitions and may be able to offer lower rates and higher quality vessels than we are able to offer.

Failure to comply with international safety regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements of the International Maritime Organization's International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Our failure to comply with the ISM Code may subject us to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, all of which could materially and adversely our results of operations and liquidity.

Compliance with environmental and other laws and regulations may adversely affect our business.

Extensive and changing environmental protection and other laws and regulations directly affect the operation of our vessels. These laws and regulations take the form of international conventions and agreements, including the International Maritime Organization, or IMO, conventions and regulations and the International Convention for the Safety of Life at Sea, or SOLAS, which are applicable to all international trading vessels, and national, state and local laws and regulations, all of which are amended frequently. Under these laws and regulations, various governmental and quasi-governmental agencies and other regulatory authorities may require us to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. Changes in governmental regulations and safety or other equipment standards may require unbudgeted expenditures for alterations, special surveys, drydocking or the addition of new equipment for our vessels. Port authorities in various jurisdictions may demand that repairs be made before allowing a vessel to sail, even though that vessel may be certified as "in class" and in compliance with all relevant maritime conventions. Compliance with these laws and regulations may require significant expenditures, including expenses for ship modifications and changes in operating procedures or penalties for failure to comply with these laws and regulations, which could adversely affect our results of operations.

In the U.S. and in other countries where we operate, we may be exposed to various federal, state or local environmental laws, ordinances and regulations, may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances, such as a discharge of fuel, and may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility. Liability under these laws has been interpreted to be strict, joint and several, subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from such releases could be substantial and could adversely affect our results of operations.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance.

The operation of any oceangoing vessel carries with it an inherent risk of marine disaster, environmental mishaps and collision or property losses. In the course of operating a vessel, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political developments, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs. We transport bulk cargoes such as fertilizer, salt and coal on behalf of our customers, which, if not transported properly, could pose a risk to our vessels and to the environment. We cannot assure you that any insurance we maintain will be sufficient to cover the cost of damages or the loss of income resulting from a vessel being removed from operation, that any insurance claims will be paid or that insurance will be obtainable at reasonable rates in the future. Any significant loss or liability for which we are not insured, or for which our insurers fail to pay us, could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Marine claimants could arrest our vessels, which could damage our on-time performance reputation and result in a loss of cash flow.

Under general maritime law in many jurisdictions, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of fuel, materials, goods and services to a vessel and shippers and consignees of cargo may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many circumstances, a maritime lienholder may bring an action to enforce its lien by "arresting" a vessel. In some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest not only the vessel subject to the claimant's maritime lien, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. The arrest of one or more of our vessels could result in a loss of cash flow or require us to pay substantial amounts to have the arrest lifted. Any interruption in our sailing schedule and our on-time performance could adversely affect our customer relationships.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our cash flows and results of operations.

Risks Relating to Our Business

Our competitive advantage in niche markets may be eliminated.

Our fleet primarily consists of vessels suited to niche markets not efficiently served by container ships or large dry bulk vessels. If the markets in which we successfully compete upgrade their port infrastructure to accommodate larger vessels, or if the volume of cargo shipped from these markets increases sufficiently, container ships or large dry bulk vessels would be able to serve these markets more efficiently. Because operators of container ships and large dry bulk vessels have significantly lower costs per cargo ton than we do, their entry into our markets could result in increased price competition and affect our ability to charge premium rates. Our future operating results could be adversely affected if we are unable to identify and efficiently serve new niche markets in the face of more effective competition in our current markets.

We have a history of losses and filed for bankruptcy in 2000.

Since 1997 we have incurred net losses in five fiscal years and in 2000 we filed a voluntary petition in bankruptcy court. Our ability to generate net income is influenced by a number of factors that are difficult to predict, including changes in global and regional economic conditions and international trade. For example, our recent history of losses and bankruptcy filing are attributable in part to the acute decline in the Asian and South American economies in 1998 and 1999. Future losses may prevent us from implementing our growth strategies.

We depend upon a limited number of customers for a large part of our revenue.

Three of our customers, Honeywell International, Dangote Industries and Nippon Yusen Kaisha, or NYK, account for a significant portion of our revenue. We do not have a long-term contract with any of our significant customers. If any significant customer were to choose not to ship additional cargoes using our vessels, our results of operations could be adversely affected.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

In general, the costs to maintain an oceangoing vessel in good operating condition increase with the age of the vessel. As of February 28, 2005, the average age of the 22 vessels in our controlled fleet was 19 years. We estimate that the economic useful life of most multipurpose tweendeckers is approximately 25 years, depending on market conditions, the type of cargo being carried and the level of maintenance. Some of our dry bulk carriers are used to transport products such as coal, salt or fertilizer that may damage our vessels and reduce their useful life, if we do not follow specified maintenance and cleaning routines. Older vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel. Governmental regulations and safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that we will be able to operate our vessels profitably during the remainder of their projected useful lives or that we will be able to sell them profitably when we no longer can utilize them in our fleet.

There are few multipurpose tweendeckers available for purchase or hire at favorable rates.

Our current business strategy includes growing through the acquisition of additional multipurpose tweendeckers. We believe that only a limited number of vessels of this type have been built in the last 20 years, and suitable vessels are not regularly available for purchase. We must devote significant time and resources to identifying and inspecting suitable vessels. We cannot assure you that we will identify and acquire a sufficient quantity of vessels to maintain our fleet at its current size or support our growth strategy, or that we will be able to acquire suitable vessels at favorable prices.

There are risks associated with the purchase and operation of secondhand vessels.

Our current business strategy involves growing through the purchase of secondhand vessels, and we expect to use a portion of the net proceeds of the offering for this purpose. Secondhand vessels generally carry no warranties from the sellers or manufacturers. Although we inspect secondhand vessels prior to purchase, an inspection normally would not provide us with the same knowledge about their condition that we would have if they had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and that may require us to undertake costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our income from operations. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance. Our future operating results could be adversely affected if some of the secondhand vessels do not perform as we expect.

The market value of our vessels may fluctuate significantly.

The market value of our vessels has experienced high volatility and will continue to fluctuate depending on economic and market conditions affecting the shipping industry and prevailing charter hire rates, vessel supply and rates of vessel scrapping, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. The market price for secondhand vessels has increased substantially in the past 24 months, and we have had to pay more to acquire vessels than in prior years. If the market value of our fleet declines, we may not be able to obtain additional financing or incur debt on terms that are acceptable to us or at all in connection with future vessel acquisitions or obtain additional debt financing for other purposes. Declining vessel values also could cause us to breach some of the covenants that might be contained in the financing agreements relating to our indebtedness at the time. If there are such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our controlled fleet. If the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, that decline would result in a loss that would adversely affect our operating results.

We may not be able to grow or to effectively manage our growth.

A principal focus of our strategy is to continue to grow by increasing the number of vessels in our fleet and by taking advantage of changing market conditions, which may include increasing the frequency of service on routes we already operate or adding new routes and expanding into other regions. Our future growth will depend upon a number of factors, some of which we or our affiliated service companies can control and some of which we or our affiliated service companies cannot control. These factors include our ability to:

•	identify vessels for acquisitions;

•	integrate any acquired vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	identify additional new markets and trade routes;

•	recruit, train and retain the port captains and other local staff required for our affiliated service companies to provide the necessary level of service in any new or expanded markets;

•	improve our operating and financial systems and controls; and

•	obtain required financing for our existing and new operations on acceptable terms.

The failure to effectively identify, purchase, develop and integrate any newly acquired vessels could adversely affect our business, financial condition and results of operations.

We have entered into memoranda of agreement to purchase three dry bulk carriers. If any of the sellers fails to deliver a vessel or otherwise breaches the terms of an acquisition memorandum of agreement, we would not be entitled to compel the seller to provide the vessel or a similar vessel. In addition, any such delay or failure could cause us to breach our obligations under a related time charter and could adversely affect our results of operation and financial condition. The delivery of any of these vessels with substantial defects could have similar consequences. We cannot assure you that we will be able to purchase other vessels at similar prices or with similar characteristics, valuations and revenue-earning potential.

The majority of our revenue is derived from operations outside the U.S. and may be adversely affected by actions taken by foreign governments or other forces or events over which we have no control.

We derive a significant portion of our voyage revenue from operations in Latin America and East Asia. Our profitability will be affected by changing economic, political and social conditions in these regions. In particular, our operations may be affected by war, terrorism, expropriation of vessels, the imposition of taxes, increased regulation or other circumstances, any of which could reduce our profitability, impair our assets or cause us to curtail our operations. The economies of the South American countries where we conduct operations have been volatile and subject to prolonged, repeated downturns, recessions and depressions. Adverse economic or political developments or conflicts in these countries could have a material adverse effect on our operations.

Risks Relating to Our Corporate Structure

International, the issuer of the common shares, is a holding company with no operations of its own.

International, the issuer of the common shares, is a holding company with no business operations of its own and with no significant assets other than the shares of capital stock of its subsidiaries. International derives all of its cash flow from dividends and other payments from its subsidiaries, which in turn derive all of their cash flows from payments from their direct and indirect operations. Twelve of our subsidiaries are restricted from paying dividends pursuant to loan agreements to which they are parties. If our subsidiaries were unable to make these payments, we would be unable to pay the fees and expenses necessary to maintain our status as a public company or to make any distributions to our shareholders.

We rely to a significant degree upon affiliated service companies.

We have relied, and expect to continue to rely, upon three affiliated service companies for many critical aspects of our business: TBS Shipping Services Inc. for management and chartering services; Roymar Ship Management, Inc. for technical management services; and TBS Commercial Group Ltd., together with its subsidiaries, for agency services. The affiliated service companies supply substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to serve our customers, support our fleet and maintain our business. The loss of these relationships, or the loss or unavailability of an affiliated service company's key employees, would have a material adverse effect on our business, our results of operations and our liquidity.

Our affiliated service companies are privately held companies and there is little or no publicly available information about them.

The ability of TBS Shipping Services Inc., Roymar Ship Management, Inc. and TBS Commercial Group Ltd. to continue providing critical services for our benefit will depend in part in their own financial strength. Circumstances beyond our control could impair their financial strength, and because these companies are privately held, it is unlikely that information about their financial strength would become public. As a result, an investor in our common shares might have little advance warning of problems affecting TBS Shipping Services Inc., Roymar Ship Management, Inc. and TBS Commercial Group Ltd., even though these problems could have a material adverse effect on us.

The owners of our affiliated service companies will continue to control us after the completion of the offering.

Our three affiliated service companies are owned by a limited number of individuals who also own, and will continue to own after the completion of this offering, a majority of our common shares. After giving effect to the offering, James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce collectively will beneficially own approximately     % of our issued and outstanding common shares. Each of these individuals is also a principal of and together control TBS Commercial Group Ltd. Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce are principals of and together control TBS Shipping Services Inc. and Roymar Ship Management, Inc. Joseph E. Royce, Gregg L. McNelis and James W. Bayley serve on our board of directors. As a result of their share ownership and board positions, and for so long as they collectively own a significant percentage of our issued and outstanding common shares, the principals of our affiliated service companies will be able to influence us and to determine the outcome of any shareholder vote.

The interests of our controlling shareholders could be adverse to your interests as a public shareholder.

The individuals who control us and our affiliated service companies could use their controlling interests in us and in the affiliated service companies to shift revenues and operating income from us to the affiliated service companies, for their individual benefit and contrary to the interests of our public shareholders. For example, these individuals could cause us to pay above-market fees to the affiliated service companies or to permit the affiliated service companies to take advantage of corporate opportunities. We cannot assure you that these potential conflicts of interest will be handled in the best interests of our public shareholders.

Agreements between us and our affiliated service companies may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

Substantially all of the agreements relating to the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to serve our customers, support our fleet and maintain our business were negotiated and entered into in the context of affiliated relationships. All of our shareholders prior to the completion of this offering also are principals of our affiliated service companies with which these agreements were negotiated. Because these individuals will continue to control us and the affiliated service companies, they will have the ability, subject to the approval of the compensation committee of the board of directors, to amend the existing agreements to their benefit as owners of the affiliated service companies and against the interests of our public shareholders. In addition, either party may terminate the agreements under which the affiliated service companies provide these services to us.

Risks Relating to the Offering

If a significant number of our common shares are sold into the market following this offering, the market price of our common shares could decline significantly, even if our business is doing well.

If a trading market develops for our common shares, our officers, directors or current shareholders may elect to sell their common shares or exercise their share options in order to sell the shares underlying their options in the market. Sales of a substantial number of our common shares in the public market after this offering could depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. Officers, directors and shareholders owning an aggregate of approximately                      common shares have agreed, subject to exceptions, that, without the prior written consent of the underwriters, they will not sell any of these common shares, directly or indirectly, for 180 days after the date of this prospectus. These agreements, however, can be waived by the representatives of the underwriters in their sole discretion.

The price of our common shares may be volatile and your investment in our common shares could suffer a decline in value.

There currently is no public market for our common shares. An active trading market for our common shares may not develop. You may be unable to resell the common shares you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market.

The price at which our common shares are sold in the offering is significantly higher than our net tangible book value per share.

The public offering price of our common shares is significantly higher than the net tangible book value per share. Purchasers of our common shares in this offering will experience immediate and substantial dilution in pro forma net tangible book value of $         per share. The common shares owned by our existing shareholders will receive a material increase in the net tangible book value per share. To the extent we raise additional capital by issuing equity securities, our shareholders may experience further substantial book value dilution. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in any subsequent sale of your common shares.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. One of our directors and some of the named experts referred to in this prospectus are not residents of the U.S., and a substantial portion of our assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

As amended upon the completion at the offering, our bye-laws will contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver will apply to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver will limit the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

As amended upon the completion of the offering, our bye-laws will contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions will provide for:

•	restrictions on the time period in which directors may be nominated,

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval, and

•	an affirmative vote of 66% of our voting shares for certain "business combination" transactions which have not been approved by our board of directors,

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus. Forward-looking statements include, among other things:

•	the information concerning our possible or assumed future results of operations,

•	business strategies,

•	financing plans,

•	competitive position,

•	potential growth opportunities, and

•	the effects of future regulation and competition.

Generally, you can identify these statements because they use words like "anticipates," "believes," "estimates," "expects," "future," "intends," "plans" and similar terms. These statements are only our current expectations. They are based on our management's beliefs and assumptions and on information currently available to our management.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks. You should not rely on any forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the              common shares that we are selling in this offering will be $     million, based on an assumed initial public offering price of $     per share, which is the mid-point of the price range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' overallotment option is exercised in full, we estimate that we will receive net proceeds of $      million.

We currently anticipate that we will use the net proceeds to us to purchase additional dry bulk carriers and multipurpose tweendeckers, to the extent available. We are actively looking for dry bulk carriers and multipurpose tweendeckers and evaluating potential acquisitions and targets.

If suitable vessels do not become available for purchase, we expect to use a portion of the net proceeds to us from this offering to repay debt and for working capital. In particular, certain events may arise which could result in our not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel or substantial damage to a vessel prior to its delivery. See "Risk Factors — There are risks associated with the purchase and operation of secondhand vessels" for more information on the risks associated with growing our business through the purchase of secondhand vessels.

We will not receive any of the proceeds from the sale of          common shares by the selling shareholders.

DIVIDEND POLICY

We have not declared or paid and do not anticipate declaring or paying any cash dividends on our common shares in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend upon our earnings, financial condition, cash requirements and obligations to lenders at the time.

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital and our share premium accounts.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

CAPITALIZATION

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus;

•	the exercise of all outstanding warrants to purchase Class C common shares; and

•	the conversion of all preference shares and all Class A, Class B and Class C common shares into an aggregate of common shares, effective at the closing of the offering.

References in this prospectus to the number of shares offered, and the number to be issued and outstanding after the offering, do not include          shares that the underwriters may acquire upon exercise of their overallotment option.

	December 31, 2004
	(In thousands)
	Actual	As adjusted

Total debt:
Long-term debt, including current portion (1)	$38,511	$
Obligations under capital leases, including current portion	34,642
Total debt	$73,153

Shareholders' equity:
Common shares (2)	$16
Warrants to purchase Class C common shares	800
Convertible preference shares	4
Additional paid-in capital	24,358
Retained earnings	36,781
Total shareholders' equity	$61,959

Total capitalization	$135,112	$

(1)	Since January 1, 2005, we have secured additional credit facilities totalling $52.5 million. As of March 7, 2005 we had drawn down $31.0 million under these additional facilities. See Note 11 to the Consolidated Financial Statements.

(2)	Actual common shares includes Class A, Class B and Class C common shares. These shares will be converted to an aggregate of common shares prior to closing of the offering.

DILUTION

At December 31, 2004, our total net tangible book value was $62.0 million, or $         per common share. Net tangible book value per share is equal to our shareholders' equity less goodwill and other intangible assets, divided by the total number of our common shares issued and outstanding. After giving effect to the sale of the common shares offered by us at an assumed initial public offering price of $         per share, which is the mid-point of the price range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of the proceeds from the offering, our net tangible book value at December 31, 2004, would have been $          million, or $          per share. This represents an immediate increase in net tangible book value of $          per share to existing shareholders and an immediate dilution of $           per share to new investors purchasing common shares in this offering.

The following table illustrates the net tangible book value dilution per share:

Assumed initial public offering price per share		$

Net tangible book value per share at December 31, 2004, before giving effect to the offering	$
Increase in net tangible book value per share attributable to new investors purchasing shares in the offering
Net tangible book value per share, after giving effect to the offering

Dilution in net tangible book value per share to new investors		$

If the underwriters exercise their overallotment option in full, the net tangible book value per share after giving effect to the offering would be $          per share, and the dilution in net tangible book value per share to new investors would be $          per share.

The following table summarizes, as of December 31, 2004, the differences between the number of common shares purchased from us, the total effective cash consideration paid and the average price per share paid by the existing shareholders and by the new investors purchasing common shares in the offering at an assumed initial offering price of $          per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Common shares purchased		Total cash consideration		Average price per share
	Number	Percentage	Amount	Percentage
Existing shareholders		%	$	%	$
New investors
Total		100.0%	$	100.0%	$

If the underwriters exercise their overallotment option in full, our existing shareholders would own         % and our new investors would own        % of the total number of issued and outstanding common shares after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected consolidated financial and operating data. You should read the selected financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data presented below as of December 31, 2000, 2001, 2002, 2003 and 2004, and for each of the fiscal years then ended, have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(In thousands, except per share amounts)
Income Statement Data:
Revenue:
Voyage revenue		$100,132		$112,172		$94,403		$119,721		$158,061
Time charter revenue		11,671		5,583		7,421		23,625		50,746
Total revenue		111,803		117,755		101,824		143,346		208,807

Operating expenses:
Voyage		56,488		57,645		48,713		52,454		60,692
Vessel		38,995		40,214		35,133		62,234		79,273
Depreciation and amortization		6,264		6,171		6,282		6,887		10,137
Management and agency fees		4,096		3,474		3,237		3,864		4,414
General and administrative		4,167		4,657		4,684		6,463		7,347
Debt restructuring costs		1,963		–		–		–		–
Loss from sale of vessels, net (1)		–		1,303		–		9,905		–
Total operating expenses		111,973		113,464		98,049		141,807		161,863

Income from operations		(170)		4,291		3,775		1,539		46,944

Other (expenses) and income:
Interest expense		(7,144)		(5,960)		(5,321)		(5,145)		(5,148)
Other income		38		23		23		68		111
Gain on early extinguishment of debt		–		–		–		2,373		–
Deemed preference dividends and accretion		–		–		–		(829)		–
Total other (expenses) and income		(7,106)		(5,937)		(5,298)		(3,533)		(5,037)

(Loss) income before reorganization items		(7,276)		(1,646)		(1,523)		(1,994)		41,907

Reorganization items:
Gain on early extinguishment of debt		–		62,783		–		–		–
Loss on increase of debt to face value (2)		(7,695)		–		–		–		–
Write-off of deferred financing costs		(4,265)		–		–		–		–
Professional fees		(2,967)		(866)		–		–		–
Net (loss) income		$(22,203)		$60,271		$(1,523)		$(1,994)		$41,907

Deemed preference dividends and accretion		–		–		(1,491)		(797)		–
Net (loss) income available for common shareholders		$(22,203)		$60,271		$(3,014)		$(2,791)		$41,907

Earnings per share:
Net (loss) income per common share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$

Weighted average common shares outstanding:
Basic
Diluted

	December 31,
	2000	2001	2002	2003	2004
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,702	$2,822	$3,799	$8,641	$21,674
Working capital	4,575	7,516	3,146	6,487	9,566
Total assets	98,968	85,347	87,914	83,009	157,159
Long-term debt, including curent portion	128,333	43,275	43,275	6,097	38,511
Obligations under capital leases, including current portion	6,757	6,269	11,714	42,637	34,642
Mandatorily redeemable preference shares (3)	–	11,264	12,755	14,382	–
Total shareholders' equity (deficit)	(51,689)	11,626	8,612	5,821	61,959

	Year Ended December 31,
	2000	2001	2002	2003	2004
Other Operating Data:
Controlled vessels (at end of period) (4)	13	13	13	13	18
Chartered vessels (at end of period)	12	7	9	11	10
Voyage days (5)	8,260	7,737	6,773	9,033	8,892
Vessel days (6)	8,330	7,871	6,937	9,116	9,138
Tons of cargo shipped (7)	2,639	2,919	2,936	5,907	3,658
Revenue per ton (8)	$37.94	$38.43	$32.13	$20.24	$43.13
Tons of cargo shipped, excluding aggregates (7)(9)	2,639	2,919	2,482	2,582	2,837
Revenue per ton, excluding aggregates (8)(9)	$37.94	$38.43	$37.36	$39.27	$52.79
Chartered-out days	1,787	942	1,001	2,439	2,780
Chartered-out rate per day	$6,531	$5,927	$7,413	$9,686	$18,254

(1) Represents the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to repurchase outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million.

(2) In 1998, we issued $110.0 million of First Preferred Ship Mortgage Notes as original issue discount notes. During our proceeding under Chapter 11 of the Bankruptcy Code, we recorded a loss to reflect the difference between the recorded debt amount (less discount) and the full face value of the First Preferred Ship Mortgage Notes allowed as a bankruptcy claim.

(3) Mandatorily redeemable preference shares were classified as a liability as of December 31, 2003 in accordance with FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which became effective for us during the third quarter ended September 30, 2003.

(4) Controlled vessels are vessels that we own or charter-in with an option to purchase. As of December 31, 2004, nine vessels in our controlled fleet were chartered-in with an option to purchase.

(5) Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(6) Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(7) In thousands.

(8) Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(9) Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We no longer regularly carry aggregates and believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors" for more information.

Introduction

Overview

We are an ocean transportation services company that offers worldwide ocean shipping solutions through liner, parcel, bulk and vessel chartering services. We offer our services globally in more than ten countries to over 300 customers through a network of affiliated service companies.

We operate and manage our business through our Marshall Islands subsidiary operating companies, which utilize our affiliated service companies to operate our business around the world. Our affiliated service companies:

•	coordinate services to customers, integrate the activities of our commercial agency network, oversee charter activities, administer voyages and provide financial and accounting services;

•	supervise the recruiting of crew and provisioning of vessels;

•	implement our maintenance program and arrange and supervise drydocking procedures;

•	arrange for surveys and inspections; and

•	meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers.

Our affiliated service companies, acting as our agents, contract for the shipment of freight, negotiate the freight charges for individual shipments and supervise the shipments of freight. Freight charges are paid, as directed by our affiliated service companies, directly to us. These affiliated service companies manage the accounts of our subsidiaries and, on their behalf, make payments and advances for costs associated with the operation of our business. In addition, we pay fees to our affiliated service companies.

Our financial results are largely driven by the following factors:

•	macroeconomic conditions in the geographic regions where we operate;

•	general economic conditions in the industries in which our customers operate;

•	changes in our freight and sub-time charter rates – rates we charge for vessels we charter out – and, in periods when our voyage and vessel expenses increase, our ability to raise our rates to pass such cost increases through to our customers;

•	the extent to which we are able to efficiently utilize our controlled fleet and optimize its capacity; and

•	the extent to which we can control our fixed and variable costs, including those for port charges, stevedore and other cargo-related expenses, and fuel and commission expenses.

        Our corporate history

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past three years.

We were formed as a private group of affiliated companies in 1993 by Joseph E. Royce, James W. Bayley, Gregg L. McNelis, Lawrence A. Blatte and Captain Alkis N. Meimaris. These individuals have been our principal shareholders and key management since that time. In 1997, this group of affiliated companies formed TBS International Limited, which amalgamated with TBS Shipping International Limited in 2001.

In May 1998, we issued $110.0 million principal amount of First Preferred Ship Mortgage Notes. At that time, approximately 85% of our revenue was derived from our routes between South America and Asia. As a result of a severe downturn in the global shipping market, due in large part to an acute economic decline in Asia and South America in 1998 and 1999, we determined that we could not meet the interest charges on the First Preferred Ship Mortgage Notes. In July 2000, therefore, a number of our subsidiaries voluntarily filed a pre-negotiated plan of reorganization under Chapter 11 with the U.S. Bankruptcy Court for the Southern District of New York. We emerged from Chapter 11 in February 2001, having restructured our indebtedness to provide that, of the $110.0 million First Preferred Ship Mortgage Notes, $51.3 million of the notes would be amended and restated and the remaining $58.8 million of the notes, together with the accrued and unpaid interest on the original aggregate principal amount, would be cancelled. In December 2003, we repurchased 94.8% of the amended and restated notes for a total purchase price of $33.8 million. In December 2004, we repurchased the remaining notes outstanding for $2.1 million. We retired the amended and restated notes as of February 15, 2005. See "Liquidity and Capital Resources." Our results of operations for the periods shown have been significantly affected by our Chapter 11 proceedings.

Our historical consolidated financial statements show our results of operations as a private company. After completion of this offering, we will be a public company and we estimate that the incremental costs of complying with our new public company reporting obligations will be approximately $     per year.

        Components of revenue and expense

We report our revenue as voyage revenue, reflecting the operations of our vessels that are not chartered out, and charter revenue, reflecting the operations of our vessels that have been chartered out to third parties. Voyage revenue and expenses for each reporting period include estimates for voyages in progress at the end of the period. Estimated profits from voyages in progress are recognized on a percentage of completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through period end to total voyage days. When a loss is forecast for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses multiplied by the number of voyage days on-hire through period end.

Voyage revenue consists of freight charges paid to our subsidiaries for the transport of customers' cargo. The key factors driving voyage revenue are the number of vessels in the fleet, the days on hire and the freight rates. The following table sets forth these factors for each of the three years in the period from 2002 through 2004.

	Year Ended December 31,
	2002	2003	2004
Number of vessels (1)	15.8	18.1	16.7
Freight voyage days (2)	5,772	6,594	6,112
Days on hire (3)	5,912	6,652	6,235
Freight rates (4)
For all cargoes	$32.13	$20.24	$43.13
Excluding aggregates	$37.36	$39.27	$52.79

(1)	Weighted average number of vessels in the fleet, not including vessels chartered out.

(2)	Number of days that our vessels were earning revenue, not including vessels chartered out.

(3)	Not including vessels chartered out.

(4)	Weighted average freight rates measured in dollars per ton.

To a significant degree, freight rates are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. During 2003 and 2004, demand for dry bulk ocean shipping increased significantly, due largely to the expansion of economies in East Asia, especially China. Freight rates are subject to volatility depending on the relationship between supply and demand.

Time charter revenue consists of a negotiated daily hire rate for the duration of a voyage. The key factors driving time charter revenue are the number of days vessels are chartered out and the daily charter hire rates. The following table sets forth these factors for each of the three years in the period from 2002 through 2004.

	Year Ended December 31,
	2002	2003	2004
Number of vessels (1)	2.7	6.7	7.6
Time charter days (2)	1,001	2,439	2,780
Daily charter hire rates (3)	$7,413	$9,686	$18,254

(1)	Weighted average number of vessels chartered out.

(2)	Number of days vessel is earning charter hire.

(3)	Weighted average charter hire rates.

Charter hire revenues are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels.

Voyage expenses consist primarily of stevedoring, port costs, commissions, fuel and lashing materials. The costs are paid by our subsidiaries.

Vessel expenses are vessel operating expenses — crewing, stores, lube oil, repairs and maintenance including drydock reserves, registration taxes and fees, insurance and communication expenses — for vessels we control, charter hire fees we pay to owners for use of their vessels and space charters (relets). The costs are paid by our subsidiaries.

Depreciation and amortization expense, through December 31, 2004, was computed on the basis of 25-year useful lives for our vessels.

Management fees are paid to Roymar Ship Management, Inc. for the technical management of controlled vessels and to TBS Shipping Services Inc. for the operation of vessels. We also pay commissions on freight and time charter hire to TBS Shipping Services Inc. and commissions on freight and port agency fees to TBS Commercial Group Ltd. These management fees and commissions are fixed under agreements that were originally negotiated during our Chapter 11 proceeding with representatives of the holders of our then-outstanding First Preferred Ship Mortgage Notes and have been approved by our board of directors. Following the close of this offering, renewal of the current management agreements and approval of any new management agreements or amendments to the current management agreements will be subject to annual approval by the compensation committee of our board of directors.

        Sale of vessels and purchase of notes

In December 2003, we entered into a sale and leaseback transaction covering seven vessels in order to generate cash to fund the repurchase of our outstanding First Preferred Ship Mortgage Notes. The repurchase of these First Preferred Ship Mortgage Notes resulted in a gain on early extinguishment of debt of $2.4 million in 2003, and the sale and leaseback of the vessels, combined with an unrelated sale of a vessel for a gain on sale of $0.2 million, resulted in an operating loss of $9.9 million in 2003, reflecting the difference between the price paid to us and the book value of the vessels.

Management believes that the effect of these transactions on our reported financial results makes it difficult for investors to compare our operating results for 2002, 2003 and 2004. In the following table, we show our operating results as if such transactions had not occurred. The data in this table are not presented in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	2002	2003	2004
Net (loss) income	$(1,523)	$(1,994)	$41,907
Loss on sale of vessels	—	9,905	—
Gain on early extinguishment of debt	—	(2,373)	—
Total	$(1,523)	$5,538	$41,907

Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$119,721	83.5	$158,061	75.7	$38,340	32.0
Time charter revenue	23,625	16.5	50,746	24.3	27,121	114.8
Total revenue	143,346	100.0	208,807	100.0	65,461	45.7
Voyage expense	52,454	36.6	60,692	29.1	8,238	15.7
Vessel expense	62,234	43.4	79,273	38.0	17,039	27.4
Depreciation and amortization	6,887	4.8	10,137	4.9	3,250	47.2
Management and agency fees	3,864	2.7	4,414	2.1	550	14.2
General and administrative	6,463	4.5	7,347	3.5	884	13.7
Loss from sale of vessels, net.	9,905	6.9	–	—	(9,905)	n/m
Income from operations	1,539	1.1	46,944	22.5	45,405	2,950.3
Other (expenses) and income
Interest expense	(5,145)	(3.6)	(5,148)	(2.5)	(3)	(0.1)
Other income	68	0.0	111	0.1	43	63.2
Gain on early extinguishment of debt	2,373	1.7	–	—	(2,373)	n/m
Deemed preference dividends and accretion	(829)	(0.6)	–	—	829	n/m
Net (loss) income	$(1,994)	(1.4)	$41,907	20.1	$43,901	n/m

        Voyage revenue

The increase in our voyage revenue in 2004 over 2003 is primarily attributable to the 113.1% increase in average freight rates from $20.24 per ton in 2003 to $43.13 per ton in 2004. A 7.3% decrease in the number of voyage days, from 6,594 in 2003 to 6,112 in 2004, partially offset the effect of this increase in average freight rates.

Excluding high-volume, low-freighted aggregates bulk cargo, which we no longer regularly transport, average freight rates increased 34.4% from $39.27 per ton in 2003 to $52.79 per ton in 2004. The increase in average freight rates resulted to a significant degree from the demand for raw materials from East Asian economies, most notably China. Countries in Latin America have been a primary source of those raw materials, especially agricultural products and metal concentrates. Our established shipping routes from Latin America, and our long-standing presence in Latin America through our affiliated service companies, positioned us well to take advantage of this increased demand. Our results for 2004 also benefited from an increase to two monthly sailings from one monthly sailing of fertilizers for Honeywell from Virginia to Latin America.

The following table shows revenues attributable to our principal cargoes:

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
Description	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$41,992	35.0	$62,286	39.4	$20,294	48.3
Metal concentrates	12,959	10.8	18,029	11.4	5,070	39.1
Fertilizers	6,799	5.7	16,342	10.3	9,543	140.4
Other bulk cargo	20,684	17.3	14,684	9.3	(6,000)	(29.0)
Agricultural products	14,845	12.4	11,696	7.4	(3,149)	(21.2)
Automotive products	7,600	6.4	4,480	2.8	(3,120)	(41.1)
Other	14,649	12.2	30,277	19.2	15,628	106.7
Voyage revenue	119,528	99.8	157,794	99.8	38,266	32.0
Logistics revenue	193	0.2	267	0.2	74	38.3
Total voyage revenue	$119,721	100.0	$158,061	100.0	$38,340	32.0

        Time charter revenue

The increase in time charter revenue is attributable to the increase in the average daily charter hire rate and a slight increase in chartered vessel days. The 88.5% increase in our average per day charter hire rate from $9,686 in 2003 to $18,254 in 2004 is attributable to both the increase in demand for ocean transportation of freight to accommodate growing economies in East Asia and Africa and the relative scarcity of dry bulk carriers to meet that demand. Shipments of salt and sugar from Brazil to Nigeria accounted for approximately 21.3% of the increase from 2003 to 2004.

        Voyage expense

Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense, and increases in commissions and bunker fuel costs also affected voyage expense. The following table shows the change in the number of voyage days in the year ended December 31, 2004 compared to the same period in 2003.

	Year Ended December 31, 2003	Year Ended December 31, 2004	Increase (Decrease)
Freight voyage days	6,594	6,112	(482)	(7.3)%
Time charter days	2,439	2,780	341	14.0
Total voyage days	9,033	8,892	(141)	(1.6)%

The principal components of voyage expense were as follows:

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
	In Thousands	As a % of Voyage Expense	In Thousands	As a % of Voyage Expense	In Thousands	%
Fuel expense	$16,600	31.6	$18,369	30.3	$1,769	10.7
Commission expense	9,500	18.1	13,496	22.2	3,996	42.1
Port call expense	12,400	23.6	13,932	23.0	1,532	12.4
Stevedore and other cargo-related expense	10,100	19.3	9,948	16.4	(152)	(1.5)
Miscellaneous voyage expense	3,854	7.4	4,947	8.1	1,093	28.4
Voyage expense	$52,454	100.0	$60,692	100.0	$8,238	15.7

The 15.7% increase in voyage expense in 2004 over 2003 is primarily attributable to the increase in commission expense, which was calculated at a rate of approximately 6.5% of freight booked based on revenue of $208.8 million in 2004 compared to $143.3 million in 2003. Average freight rates more than doubled in 2004 over the average rates that prevailed in 2003. As indicated in the preceding table, commission expense followed the rise in freight and charter rates during 2004.

The 7.5% decrease in voyage expense as a percentage of revenue in 2004 resulted from a greater increase in voyage revenue than in voyage expenses, as well as a decrease in the number of voyage days in 2004. The decrease in stevedore and other cargo-related expenses in 2004 resulted from an increase in the percentage of cargo booked under full or partial free-in free-out terms — shipments in which the shipper pays the costs of loading and unloading — from 82.7% in 2003 to 85.5% in 2004 of voyage revenue and the decrease in the percentage of cargo booked under full liner terms — shipments in which we bear the costs of loading and unloading — from 17.3% in 2003 to 14.5% in 2004 of voyage revenue.

        Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage, such as charter hire rates for vessels we charter-in and drydocking, maintenance, insurance and crewing expenses for vessels we control. The following table sets forth the basic components of vessel expense:

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$39,834	64.0	$55,681	70.2	$15,847	39.8
Owned vessel expense	17,218	27.7	20,516	25.9	3,298	19.2
Space charter expense	5,182	8.3	3,076	3.9	(2,106)	(40.6)
Vessel expense	$62,234	100.0	$79,273	100.0	$17,039	27.4

The increase in vessel expense in 2004 is primarily attributable to increased charter hire rates that we paid for chartered-in vessels, partially offset by a decrease in the number of days that we chartered-in vessels.

The 5.4% decrease in vessel expense as a percentage of revenue in 2004 resulted from a greater increase in revenue (freight rates) than in vessel expenses.

        Depreciation and amortization

The 47.2% increase in depreciation and amortization expense from $6.9 million in 2003 to $10.1 million in 2004 reflects the growth of our controlled fleet. In 2004, our controlled fleet averaged 14.9 vessels, compared to 12.9 vessels in 2003.

        Management fees

We paid management fees to our affiliated service companies as shown in the following table.

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	%
Technical management fees	$1,566	40.5	$1,984	44.9	$418	26.7
Operational management fees	2,298	59.5	2,430	55.1	132	5.7
Total management fees	$3,864	100.0	$4,414	100.0	$550	14.2

The 26.7% increase in technical management fees paid, which we pay to Roymar Ship Management, Inc. for managing our controlled fleet, is attributable to a 10.3% cost of living increase in the monthly maintenance fee per vessel to $12,029 that took effect on February 9, 2004 and the addition of five vessels to our fleet between May and November 2004.

We pay management fees to TBS Shipping Services Inc. for overseeing the operations of our voyages. The fees payable for 2004 reflected an increase attributable to a 10.3% cost of living increase in the monthly operational management fee per vessel to $8,447 that took effect on February 9, 2004. This increase was offset by a 141-day, or 1.6%, decrease in voyage days to 8,892 days for 2004 from the 9,033 voyage days recorded for 2003.

The decrease in management fees as a percentage of voyage revenue in 2004 compared to 2003 reflects the fact that management fees are based on the number of voyage days.

See "Certain Relationships and Transactions" for a discussion of the relationships between us and our affiliated service companies.

        General and administrative expense

The increase in general and administrative expense is primarily due to an increase in the accounts receivable reserve of $0.8 million in order to reserve for specific customers where collection is questionable.

        Income from operations

The $45.4 million increase in income from operations in 2004 over 2003 is attributable in significant part to the $9.9 million charge taken in 2003 to reflect the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to extinguish outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million. We did not have a similar transaction in 2004. Other factors that contributed to the increase in income in 2004 were the increase in freight rates and time charter rates. For the same reasons, operating margin for 2004 increased to 22.5% from 1.1% for 2003.

        Interest expense

The increase in interest expense in 2004 over 2003 was due to borrowings to fund the purchase of one vessel in November 2003 and the sale and leaseback of seven vessels in December 2003. Both transactions were recorded as capital leases with the imputed interest amortized over the life of the related agreements.

Year ended December 31, 2003 compared to year ended December 31, 2002

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$94,403	92.7	$119,721	83.5	$25,318	26.8
Time charter revenue	7,421	7.3	23,625	16.5	16,204	218.4
Total revenue	101,824	100.0	143,346	100.0	41,522	40.8
Voyage expense	48,713	47.8	52,454	36.6	3,741	7.7
Vessel expense	35,133	34.5	62,234	43.4	27,101	77.1
Depreciation and amortization	6,282	6.2	6,887	4.8	605	9.6
Management and agency fees	3,237	3.2	3,864	2.7	627	19.4
General and administrative	4,684	4.6	6,463	4.5	1,779	38.0
Loss from sale of vessels, net	–	–	9,905	6.9	9,905	n/m
Income from operations	3,775	3.7	1,539	1.1	(2,236)	(59.2)
Other (expenses) and income
Interest expense	(5,321)	(5.2)	(5,145)	(3.6)	176	3.3
Other income	23	0.0	68	0.0	45	195.7
Gain on early extinguishment of debt	–	–	2,373	1.7	2,373	n/m
Deemed preference dividends and accretion	–	–	(829)	(0.6)	(829)	n/m
Net (loss)	$(1,523)	(1.5)	$(1,994)	(1.4)	$(471)	(30.9)

        Voyage revenue

The 26.8% increase in our voyage revenue for 2003 over 2002 is primarily attributable to the 103.4% increase in cargo tons, from 2.9 million tons in 2002 to 5.9 million tons in 2003. The increased cargo volume was partially offset by a 37.0% decrease in average freight rates in 2003, from $32.13 per ton in 2002 to $20.24 per ton in 2003. Excluding high-volume, low-freighted aggregates bulk cargo, which accounted for 56.3% of the increased tonnage in 2003, our average freight rates for 2003 increased $1.91 per ton or 5.1% from $37.36 in 2002 to $39.27 per ton in 2003. We supported this increase in cargo tons in 2003 with a 84.8% increase in the number of days in which we chartered-in vessels. The following table shows the number of vessel days in 2003 compared to 2002:

	Year Ended December 31, 2002	Year Ended December 31, 2003	Increase
Owned vessel days	4,550	4,705	155	3.4%
Chartered-in vessel days	2,387	4,411	2,024	84.8
Total vessel days	6,937	9,116	2,179	31.4%

The following table shows revenues attributable to our principal cargoes:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase (Decrease)
Description	In Thousands	As a % of Voyage Revenue	In Thousands	As a % of Voyage Revenue	In Thousands	%
Steel products	$26,566	28.1	$41,992	35.0	$15,426	58.1
Other bulk cargo	3,091	3.3	20,684	17.3	17,593	569.2
Agricultural products	3,886	4.1	14,845	12.4	10,959	282.0
Metal concentrates	14,263	15.1	12,959	10.8	(1,304)	(9.1)
Automotive products	26,680	28.3	7,600	6.4	(19,080)	(71.5)
Fertilizers	2,077	2.2	6,799	5.7	4,722	227.3
Other	17,775	18.8	14,649	12.2	(3,126)	(17.6)
Voyage revenue	$94,338	99.9	$119,528	99.8	$25,190	26.7
Logistics revenue	65	0.1	193	0.2	128	196.9
Total voyage revenue	$94,403	100.0	$119,721	100.0	$25,318	26.8

        Time charter revenue

The increase in time charter revenue in 2003 over 2002 is attributable to the increase in chartered vessel days, accompanied by an increase in the average daily charter hire rate. The increase in the number of charter vessel days in 2003 was due to an increase in the positioning of vessels to the Atlantic Region from eight vessels in 2002 to 19 vessels in 2003. In addition, charters beginning in South America increased from eight vessels in 2002 to 17 vessels in 2003.

	Year Ended December 31, 2002	Year Ended December 31, 2003	Increase
Average per day charter rate	$7,413	$9,686	$2,273	30.7%
Time charter days	1,001	2,439	1,438	143.7

        Voyage expense

Voyage expense consists of costs attributable to specific voyages. The increase in voyage expense is primarily due to the increase in voyage activity discussed above under "Voyage revenue."

The principal components of voyage expense were as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase (Decrease)
	In Thousands	As a % of Voyage Expense	In Thousands	As a % of Voyage Expense	In Thousands	%
Fuel expense	$13,600	27.9	$16,600	31.6	$3,000	22.1
Commission expense	7,200	14.8	9,500	18.1	2,300	31.9
Port call expense	13,300	27.3	12,400	23.6	(900)	(6.8)
Stevedore and other cargo-related expense	11,200	23.0	10,100	19.3	(1,100)	(9.8)
Miscellaneous voyage expense	3,413	7.0	3,854	7.4	441	12.9
Voyage expense	$48,713	100.0	$52,454	100.0	$3,741	7.7

The increase in commission expense in 2003 is due to the increase of 26.8% in voyage revenue. Although commission expense is calculated at a rate of approximately 6.5% of freight booked and average freight rates decreased in 2003, voyage revenue increased significantly in 2003 and more than compensated for the decline in average freight rates.

Fuel expense increased by 22.1% in 2003 primarily due to higher bunker prices, contributing to an increase in fuel expense as a percentage of voyage expense, and increased fuel consumption, reflecting an increased number of voyage days.

The 11.2% decrease in voyage expense as a percentage of revenue in 2003 resulted from a greater increase in voyage revenue than in voyage expenses. The decrease in stevedore and other cargo-related expenses in 2003 resulted from an increase in the percentage of cargo booked under full or partial free-in free-out terms — shipments in which the shipper pays the costs of loading and unloading — and the decrease in the percentage of cargo booked under full liner terms — shipments in which we pay the costs of loading and unloading.

        Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet, such as drydocking, maintenance, insurance and crewing expenses for vessels we control, and charter hire rates for vessels we charter-in. The following table sets forth the basic components of vessel expense:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$14,725	41.9	$39,834	64.0	$25,109	170.5
Owned vessel expense	15,285	43.5	17,218	27.7	1,933	12.6
Space charter expense	5,123	14.6	5,182	8.3	59	1.2
Vessel expense	$35,133	100.0	$62,234	100.0	$27,101	77.1

The increase in vessel expense in 2003 is primarily attributable to charter hire rates we paid for chartered-in vessels and the 84.8% increase in the number of days we chartered-in vessels, from 2,387 days in 2002 to 4,411 days in 2003. The average charter rate per day increased 48.0% to $9,031 per day in 2003 from $6,170 per day in 2002.

The 8.9% increase of vessel expense as a percentage of revenue, from 34.5% in 2002 to 43.4% in 2003, is due in significant degree to the high percentage of chartered-in vessel days.

        Depreciation and amortization

The 9.6% increase in depreciation expense from $6.3 million in 2002 to $6.9 million in 2003 reflects depreciation of two vessels for the full 12 months of 2003 compared to only eight months in 2002.

        Management fees

We paid management fees to our affiliated service companies as shown in the following table:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	%
Technical management fees	$1,503	46.4	$1,566	40.5	$63	4.2
Operational management fees	1,734	53.6	2,298	59.5	564	32.5
Total management fees	$3,237	100.0	$3,864	100.0	$627	19.4

The primary reason for the 4.2% increase in technical management fees paid to Roymar Ship Management, Inc. for managing our controlled fleet was the inclusion of two vessels for the full 12 months of 2003 compared to only eight months in 2002.

The increase in operational management fees paid to TBS Shipping Services Inc. for overseeing the operations of our voyages is attributable to an increase in voyage days.

Management fees are based on voyage days, which increased 2,260 days or 33.4% to 9,033 days for the year ended December 31, 2003 compared to 6,773 for the same period in 2002.

See "Certain Relationships and Transactions" for a discussion of the relationships between us and our affiliated service companies.

        General and administrative expense

The increase in general and administrative expense reflects a $1.4 million, or 48.3%, increase in professional fees to $4.3 million for 2003 compared to $2.9 million in 2002. Professional fees include costs charged by affiliates with respect to the inspection of vessels for possible purchase, advances to brokers to secure ship financing, financial reporting, supercargo and representation, vessel superintendents and logistics company personnel.

        Loss from sale of vessels

The $9.9 million net loss from the sale of vessels in 2003 was due to a loss in the amount of $10.1 million resulting from the sale and leaseback of seven vessels, partially offset by a $0.2 million profit from the sale of one vessel. We engaged in these transactions in order to raise the necessary funds to repurchase, on favorable terms, approximately $36.2 million in principal amount of our outstanding First Preferred Ship Mortgage Notes Due 2008.

        Income from operations

Income from operations, which gives effect to the loss from sale of vessels as an operating expense, decreased to $1.5 million in 2003 from $3.8 million in 2002. Without giving effect to the sale of vessels, operating income would have increased by 200% to $11.4 million in 2003. Operating margin for 2003, giving effect to the loss from sale of vessels as an operating expense, decreased 2.6% in 2003 to 1.1% compared to 3.7% for 2002. Without giving effect to the sale of vessels, operating margin increased 4.3% to 8.0% in 2003 compared to 3.7% for 2002.

        Gain on early extinguishment of debt

In December 2003, we purchased $36.2 million in principal amount of our First Preferred Ship Mortgage Notes for $33.8 million and recorded a gain on early extinguishment of debt of $2.4 million.

Liquidity and Capital Resources

We believe that our liquidity and capital resources are sufficient to meet all obligations for the foreseeable future. Cash and cash equivalents at December 31, 2002, December 31, 2003, and December 31, 2004, were $3.8 million, $8.6 million and $21.7 million, respectively.

The increase in cash and cash equivalents from December 31, 2003 to December 31, 2004 is the result of $52.9 million in net cash provided by operating activities in 2004 and $24.3 million in net cash provided by financing activities, offset by $64.1 million in net cash used in investing activities, consisting of $56.6 million used for vessel acquisitions and capital improvement costs and $7.5 million in deposits for vessel purchases. The cash and cash equivalents account balance as of December 31, 2004 does not include $7.5 million in deposits made during the year ended December 31, 2004 in connection with the purchase of seven vessels.

The increase in cash and cash equivalents from December 31, 2002 to December 31, 2003 is the result of $11.3 million in net cash provided by operating activities and $33.3 million in net cash provided by investing activities, offset by $39.8 million in net cash used in financing activities. The cash and cash equivalents account balance as of December 31, 2002 does not include $0.5 of restricted cash from the sale of two vessels, the Maya Maiden and Montauk Maiden, in September 2001 and October 2001, respectively. The restricted cash account contained $1.4 million in net cash proceeds from the sale of the two vessels, less $0.9 million that was released to the company for capital improvements performed on vessels.

Our net charter hire receivables balance at December 31, 2002, 2003 and 2004 was $11.3 million, $13.4 million and $15.4 million, respectively. Our gross charter hire receivables balance at December 31, 2002, 2003 and 2004 was $11.6 million, $13.9 million and $16.9 million, respectively.

In accordance with our reserve policy, we take a percentage of outstanding receivables, based on prior years' experience, as a general reserve — usually between 2% and 3% of the receivables balance.

Our management also identifies specific receivables that it believes we will have difficulty collecting and creates additional reserves for those balances. As of December 31, 2004, those additional reserves totaled $1.0 million, and our aggregate reserves totaled $1.5 million.

Our inventory account balance at December 31, 2002, 2003 and 2004 was $2.4 million, $2.3 million and $3.4 million, respectively.

Our prepaid expense account balance at December 31, 2002, 2003 and 2004 was $1.1 million, $2.1 million and $3.9 million, respectively. The fluctuation in our prepaid expense account balance was largely due to increased prepaid charter hire.

Our primary sources of liquidity are cash flows from operations and working capital.

Our contractual obligations as of December 31, 2004 are shown in the following table:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In Thousands)
Debt obligations (1)	$38,511	$12,447	$13,637	$10,122	$2,305
Capital lease obligations	34,641	4,731	12,643	17,267	—
Operating lease obligations	26,451	21,515	4,936	—	—
Other purchase obligations (2)	67,491	67,491	—	—	—
Total contractual cash obligations	$167,094	$106,184	$31,216	$27,389	$2,305

(1)	As of December 31, 2004, we had $3.9 million of indebtedness outstanding on the First Preferred Ship Mortgage Notes and $34.6 million of indebtedness outstanding under loans to our subsidiaries that we guarantee, consisting of $13.4 million under the July 1, 2004 $15.0 million credit facility with a group of lenders led by GMAC Commercial Finance LLC, $14.0 million under the August 26, 2004 $15.0 million credit facility with Merrill Lynch Business Financial Services, Inc. and $7.2 million under the December 21, 2004 $7.2 million credit facility with The Royal Bank of Scotland plc. On February 17, 2005, the credit facility with GMAC Commercial Finance LLC was amended and restated, effective as of February 1, 2005, to increase the facility to an aggregate amount of $22.5 million and on March 1, 2005, we incurred additional indebtedness of $23.5 million under a new $45.0 million loan agreement between seven of our subsidiaries and AIG Commercial Equipment Finance, Inc.

(2)	We purchased, or entered into memoranda of agreement to purchase, seven vessels in the first half of 2005 at an aggregate purchase price of $75.0 million.

Quantitative and Qualitative Disclosure of Market Risk

        Interest rate fluctuation

The shipping industry is a capital-intensive industry, requiring significant investments that are often financed using medium- and long-term debt. Because some of our debt contains a floating interest rate that fluctuates with LIBOR, our interest expense is affected by changes in interest rates and rising interest rates could adversely affect future earnings.

As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 100 basis points would have decreased our net income and cash flows in the current year by approximately $0.1 million based upon our debt level at December 31, 2004. The following table sets forth the sensitivity of our outstanding debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Year	Amount
(In thousands)
2005	$191
2006	142
2007	104
2008	68
2009	34

        Foreign exchange rate risk

Our financial results are affected by changes in foreign exchange rates and changes in foreign exchange rates could adversely affect our future earnings. We generate all of our revenues in U.S. dollars, but incur approximately 4.3% of our operating expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2004, approximately 2.4% of our outstanding accounts payable was denominated in currencies other than U.S. dollars.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the consolidated financial statements.

        Impairment of long-lived assets

We are required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping. Management performs impairment analyses when certain triggering events occur.

        Depreciation

Vessels are stated at net realizable value. Depreciation of vessels is calculated using the straightline method over the useful lives of the vessels, which are estimated as 25 years from the date delivered by the shipyard. Expenditures, which materially increase values, change capacities or extend useful lives are capitalized in vessels. Routine repair, replacement and maintenance costs are expensed as incurred.

        Provision for drydock costs

A provision for drydocking costs, including major vessel overhaul costs incurred during periodic inspections for regulatory and insurance purposes, is accrued and charged to expense ratably over the period to the next drydocking, which averages approximately 30 months. This provision is included in accrued expenses.

        Allowance for doubtful accounts

We assess the recoverability of doubtful accounts and we create an allowance for the possibility of non-recoverability. Although we believe our allowances to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated allowance for doubtful recoverability is inadequate.

        Revenue recognition

Voyage revenue and expenses include estimates for voyages in progress. Estimated profits from voyages in progress are recognized on a percentage-of-completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through year-end to total voyage days. When a loss is forecasted for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year-end.

New Accounting Pronouncements

On May 13, 2003, the FASB issued FASB Statement No. 150, or FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statments of financial position. FAS 150 affected the Company's accounting for its mandatorily redeemable preference shares. A financial instrument is deemed mandatorily redeemable if it embodies an obligation outside the control of the issuer and the holder to redeem the instrument by transferring cash or other assets and the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. The effect of FAS 150 during the third quarter ended September 30, 2003 was to classify mandatorily redeemable preference shares as a liability because it was at that time an unconditional obligation of the Company to redeem its preference shares by transferring assets at a specified date and to record the accretion and deemed preference dividends in-kind on the statement of operations. The effect was to record $829,703 of accretion and deemed dividends as a component of operations rather than as a component of additional paid-in capital from July 1, 2003 to December 31, 2003, the period in 2003 for which FAS 150 affected us, which resulted in a decrease to net income for December 31, 2003.

On January 17, 2003 the FASB issued FASB Interpretation No. 46R, or FIN 46R, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact on us in 2004, but may in the future.

THE INTERNATIONAL DRY CARGO INDUSTRY

The information and data contained in this section has been provided to us by Drewry Shipping Consultants Limited and was taken from Drewry databases and other sources available in the public domain. Drewry has advised us that some information in their database may be based on or include subjective judgments or estimates. Equally, no independent verification has been carried out of data drawn from other sources.

Bulk Carrier Industry Overview

The marine industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only, method of transporting large volumes of basic commodities and finished products. In 2003, approximately 2.3 billion tons of dry bulk cargo were transported by sea, comprising more than one-third of all international seaborne trade.

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes (including metal concentrates), cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry cargo is categorized as container cargo, which is cargo shipped in 20- or 40-foot containers and includes a wide variety of finished products, and non-container cargo, which includes other dry cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals. The breakdown of seaborne trade by main commodity type is indicated in the following table.

World Seaborne Trade in 2003

	Tons (Millions)	% Total
All cargo
Dry bulk	2,302	38.4%
Liquid (oils/gases/chemicals)	2,400	40.0%
Container cargo	815	13.6%
Non-container/general cargo	480	8.0%
Total	5,997	100.0%
Trade in Dry Bulk Commodities Only
Coal	597	25.9%
Iron ore	573	24.9%
Grain	215	9.3%
Minor bulks	917	39.8%
Total	2,302	100.0%

Source: Drewry

The dry bulk sector comprises a number of different cargoes, with a distinction between major and minor bulks. In terms of seaborne trade volumes (and the shipping ton-miles generated), the dominant influence is that of the major bulk trades, which include coal, iron ore and grains. During 2003, global seaborne trade in major bulks was 1.39 billion tons, representing 60% of total seaborne dry bulk trade.

Dry Bulk Seaborne Trade in 2003

Source: Drewry

Coal

Coal is an abundant commodity, with current coal reserves to production ratios of more than 200 years of supply compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries with no world dependence in any one region. Steam coal is used mainly for power generation. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel.

In terms of imports, Japan ranked first in 2003 with 82 million tons of imports and the European Union second with 76 million tons.

Coal produced in Australia accounted for 25% of world exports in 2003 with 105 million tons. Indonesia ranked second with 85 million tons, while China was the third largest exporter with 73 million tons in 2003.

Iron Ore

Iron ore is used as a raw material for the production of steel along with limestone and coking coal. Steel is the most important construction and engineering material in the world. In 2003 more than 572 million tons of iron ore was exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been the major driving force in the dry bulk sector.

Chinese Iron Ore Imports

Year	Volume (Million Tons)
1999	111.3
2000	55.3
2001	70.0
2002	92.5
2003	148.2

Source: Drewry

Grain

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans, cottonseeds and others. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds have a mixed use as vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as a raw material for cereal supply in animal feed.

Total grain production is dominated by the U.S. Argentina is the second largest producer, followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Minor Bulks

The balance of dry bulk trade, minor bulks, subdivides into secondary bulks (free-flowing cargo) and neo-bulks (non-free-flowing or part manufactured cargo). The latter are mainly transported in small vessels of less than 40,000 dwt. Minor bulk cargoes include bauxite/alumina, phosphate rock and other fertilizer raw materials, as well as finished fertilizers, other agricultural and mineral cargoes, cement, forest products and steel products (including scrap). In 2003, total trade in minor bulks amounted to 917 million tons.

Dry Bulk Demand

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2003, trade in all dry bulk commodities increased from 1.97 billion tons to 2.30 billion tons, an increase of 17%.

Source: Drewry

Dry bulk trade is influenced by the underlying demand for these commodities, which in turn is influenced by the level of economic activity. Generally, growth in GDP and industrial production correlate with peaks in demand for seaborne transportation. Certain economies will act from time to time as the "primary driver" of the dry bulk carrier market. In the 1990s, Japan acted as the primary driver due to increased demand for seaborne trade and growth in Japanese industrial production. China has been the main driving force behind the recent increase in seaborne dry bulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers.

The following table illustrates China's gross domestic product growth rate compared to that of the U.S. during the periods indicated.

Years	China GDP Growth Rate %	U.S. GDP Growth Rate %
1981 – 1985	10.1	2.6
1986 – 1990	7.8	2.6
1991 – 1995	12.0	2.3
1996 – 2000	8.3	4.1
2001 – 2003	7.9	1.9

Source: Drewry

Whilst it is evidently the case that the growth in Chinese trade has principally benefited the larger sectors of the fleet (Capesize), there has been a significant "trickle down" effect to the Handymax and Handysize vessels. In times of weak demand, the larger vessels will seek cargoes away from their main trades. For example, Panamax vessels will carry more grain and forest products when the coal trade is slow. This inevitably affects the Handymax and Handysize market. Conversely, when demand for the major bulks is strong, the Handymax and Handysize vessels have a much stronger demand scenario, as they are not being encroached by other sectors. It is also the case that the sheer strength of the Capesize market, and the owner optimism behind it, have led the rest of the dry bulk market.

The extent to which increases in dry bulk trade have affected demand for dry bulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

Between 1999 and 2003, ton-mile demand in the dry bulk sector increased by 17% to 10.8 billion ton-miles.

Ton-Mile Demand

Year	Billion Ton Miles	% Change
1995	8,546	6.4
1996	8,611	0.8
1997	9,144	6.2
1998	9,127	0.2
1999	9,204	0.8
2000	9,824	6.7
2001	9,958	1.4
2002	10,226	2.7
2003	10,804	5.7

Source: Drewry

Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage. The following map represents the major global dry bulk trade routes:

Major Dry Bulk Seaborne Trade Routes

Source: Drewry

Dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round-trip voyages. Rather, the norm is port-to-port liner service and triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Seasonality

The three largest commodity drivers of the bulk industry, namely iron ore, steam coal and grains, are all affected by seasonal demand fluctuations. Iron ore as a feed for the steel industry tends to decline during the summer months when many of the major steel users such as automotive manufacturers reduce their production lines significantly during summer holidays and vice versa. Steam coal is linked to the energy markets and, in general, encounters upswings towards the end of the year in anticipation of the forthcoming winter period, as power supply companies try to increase their stocks, or during hot summer periods, when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest within a climate zone of the producing country. However, with five nations representing the largest grain producers (the U.S., Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.

Supply

The worldwide dry bulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.

Capesize – vessels over 100,000 dwt. The Capesize sector is focused on long-haul iron ore and coal trade routes. Due to the size of the vessels, there are only a comparatively small number of ports around the world with the infrastructure to accommodate them.

Panamax – vessels between 60,000 dwt and 80,000 dwt. Panamax vessels, defined as those with the maximum beam (width) of 32.2 meters, are permitted to transit the Panama Canal, carry coal, grain, and to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Handymax – vessels between 35,000 dwt and 60,000 dwt. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grains and minor bulks, including steel products, forest products, and fertilizers. Vessels less than 60,000 dwt are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize – vessels up to 35,000 dwt, which carry exclusively minor bulk cargoes. Historically, the Handysize dry bulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading, niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

Dry Bulk Fleet Development and Orderbook

Source: Drewry

Dry Bulk Fleet Orderbook

Source: Drewry

The following table illustrates the size and composition of the world dry bulk carrier fleet as of December 2004.

Bulk Carrier Fleet – December 2004

Size ('000 dwt)	No.	Current Fleet dwt (Million)	%of Fleet (dwt)	No.	Orderbook dwt (Million)	% of Fleet (dwt)
10-30	1,922	41.9	13.2	58	1.2	2.9
30-55	2,096	87.8	27.7	298	13.5	15.4
55-80	1,170	82.1	25.9	271	18.5	22.5
80-100	61	5.4	1.7	77	6.3	116.7
100-150	164	22.7	7.2	3	0.3	1.3
150+	436	76.8	24.3	126	24.1	31.4
Total	5,849	316.7	100.0	833	63.9	20.2

Source: Drewry

Future supply in the bulk sector is dependent on delivery of new vessels from the orderbook and deletions of vessels from the existing fleet, either through scrapping or loss. The size of the bulk carrier orderbook fluctuates over time and in December 2004 amounted to 63.9 million dwt, which was equivalent to 20% of the existing fleet. Most of the ships on order will be delivered within the next two to three years.

Dry Bulk Carrier Orderbook – December 2004

Size	2004		2005		2006		2007+		Total		% of
('000 dwt)	No.	dwt	No.	dwt	No.	dwt	No.	dwt	No.	dwt	Orderbook (dwt)
10-30	13	232	26	567	16	382	3	63	58	1,244	2.0
30-55	42	1,897	116	5,250	88	3,950	52	2,367	298	13,464	21.1
55-80	24	1,650	106	7,324	75	5,081	66	4,462	271	18,517	29.0
80-100	2	162	19	1,555	28	2,312	28	2,291	77	6,320	9.9
100-150	1	100	—	—	1	100	1	100	3	300	0.5
150+	10	1,778	48	8,584	34	6,095	34	7,591	126	24,048	37.6
Total	92	5,819	315	23,280	242	17,920	184	16,874	833	63,893	100.0

Source: Drewry

The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions, as well as the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes unprofitable to keep the ship in operation.

The following table indicates the scrapping rates of dry bulk carriers for the period 1999 to 2004.

Dry Bulk Carrier Scrapping
(dwt in millions)

	1999	2000	2001	2002	2003	2004
Capesize dwt	78.0	81.9	86.9	89.2	93.6	104.9
No. of Vessels Scrapped	13.0	4.0	3.0	8.0	2.0	1.0
Scrapped dwt	1.2	0.5	0.4	0.9	0.3	0.1
% of Fleet Scrapped, dwt	1.5	0.6	0.5	1.0	0.3	0.1

Panamax dwt	72.6	71.1	76.8	80.5	81.7	82.1
No. of Vessels Scrapped	45.0	11.0	28.0	18.0	7.0	1.0
Scrapped dwt	3.0	0.7	1.9	1.2	0.5	0.9
% of Fleet Scrapped, dwt	4.1	1.0	2.5	1.5	0.6	1.1

Handymax dwt	70.9	76.8	79.4	82.6	85.4	87.8
No. of Vessels Scrapped	53.0	40.0	40.0	25.0	29.0	0.0
Scrapped dwt	2.2	1.5	1.5	0.9	1.1	0.0
% of Fleet Scrapped, dwt	3.1	2.0	1.9	1.1	1.3	0.0

Handysize dwt	47.4	46.4	44.2	43.4	42.0	41.9
No. of Vessels Scrapped	66.0	50.0	62.0	64.0	25.0	4.0
Scrapped dwt	1.5	1.2	1.4	1.6	0.6	0.1
% of Fleet Scrapped, dwt	3.2	2.6	3.2	3.7	1.4	0.2

Total dwt	268.9	276.2	287.3	295.7	302.7	316.7
No. of Vessels Scrapped	177.0	105.0	133.0	115.0	63.0	6.0
Scrapped dwt	7.9	3.9	5.2	4.6	2.5	1.1
% of Fleet Scrapped, dwt	3.0	1.4	1.8	1.6	0.8	0.3

Source: Drewry

Dry Bulk Carrier Age Profile as of December 2004

Source: Drewry

In the last five years, the average age at demolition in the dry bulk sector has been 26 years. Even though there has been little variation in the age at which dry bulk vessels are scrapped, many well-maintained vessels continue to trade to ages of over 30 years.

The supply of dry bulk carriers is not only a result of the number of ships in service, but also the operating efficiency of the worldwide fleet. For example, port congestion, which has been a feature of the market in 2004, has absorbed additional tonnage and therefore tightened the underlying supply/demand balance, with the result that charter hire rates have become less volatile.

Charter Market

Dry bulk carriers are employed in the market via a number of different chartering options. The general terms typically found in these types of contracts are described below.

A bareboat charter involves the use of a vessel, usually over longer periods of time ranging over several years. In this case, all voyage-related costs, including vessel fuel and port dues, as well as all vessel-operating expenses such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

A voyage charter involves the carriage of a specific amount and type of cargo on a load-port-to- discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment, derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a per ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

A contract of affreightment (coa) relates to the carriage of multiple cargoes over the same route and enables the coa holder to nominate different ships to perform the individual sailings.

Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the coa, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the shipowner. The freight rate normally is agreed on a per cargo ton basis.

Chartering on a single voyage or a trip charter basis may be referred to as spot chartering activity.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in major bulks affect demand for larger vessels. Therefore, charter hire rates and vessel values of larger vessels often show greater volatility. Conversely, trade in minor bulks drives demand for smaller dry bulk carriers. Accordingly, charter hire rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter hire rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. Rates also vary depending on the length of the charter period as well as ship-specific factors such as age, speed and fuel consumption. Short-term time charter rates are generally higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

The following chart shows one-year time charter rates for Handymax, Panamax and Capesize dry bulk carriers between 1994 and 2004.

Time Charter Rates — 12-month Period, Prompt Delivery
(US$ per day)

Source: Drewry

Dry bulk charter hire rates for all sizes of vessel follow a similar pattern. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels. According to Drewry, the driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China.

Baltic Freight Indices — Index Points

Source: Baltic Exchange

Accompanying the recent surge in freight rates has been renewed interest in freight forward agreements (FFA's). An FFA is an "over the counter" market, whereby each party to the transaction takes an opposing party's credit risk until the settlement date. FFAs enable a buyer/seller to buy/sell the spot or time charter market forward and thereby manage their exposure to fluctuating market conditions. Rates quoted for FFAs provide an indication of market participants' perception of the future direction of the dry bulk market.

Vessel Prices

Market conditions in each of the major sectors in the shipping industry – dry bulk carriers, tankers and container ships – have prospered over the past 18 months. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas (LNG) carriers and other specialized ship categories. Consequently, the near-term availability of newbuilding berths for vessel delivery before the end of 2007 is scarce and, after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The trend in indicative newbuilding prices for bulk carriers is shown in the chart below.

Source: Drewry

The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the secondhand market.

Source: Drewry

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. In some instances, the market has witnessed second-hand prices for five-year-old dry bulk carriers reaching levels higher than those for comparably sized newbuildings.

General Cargo Industry Overview

The general cargo trade can be split into containerized and non-containerized cargo. Containerized cargo is cargo that is shipped in 20- or 40-foot containers and includes a variety of finished and semi-finished manufactured goods and non-containerized general and breakbulk cargo that cannot be containerized because of its size, shape, weight or handling requirements (such as manufacturing equipment, industrial vehicles and project cargo) or is a bulkable cargo shipped in smaller amounts that it is not economical for a bulk vessel to transport.

While there continues to be a trend towards containerization and bulking of cargoes, non-containerized general and breakbulk cargo volumes have remained relatively stable. A sizeable part of this cargo is specialized cargo traffic (such as project cargo, breakbulk refrigerated produce and new vehicles) which generally is carried in dedicated ships. The remainder is shipped, mainly in breakbulk, as general cargo, in multipurpose ships.

Estimated Development of General Cargo Market to 2004

Source: Drewry

The general cargo market has grown at an average rate of 7% per annum since 1995. The growth from 2003 to 2004 was 9% per year. Of interest within this general cargo market is the unitized (container and Ro-Ro freight-trailer) share (excluding conventional reefer, motor vehicles and breakbulk cargoes). This has risen steadily over the last five years and is now estimated at well over 80% of the total general cargo volume.

In addition to general cargo, multipurpose vessels also carry sizeable quantities of non-bulk cargoes such as steel products, forecast products and bagged agri-bulks (fertilizers, sugar, rice, etc.), some major bulk cargoes, and containers. When the estimated volumes of these other cargo types is added to the breakbulk/project cargo tonnages, the cargo pool for multipurpose ships constitutes a significant segment of world trade. Although this sector was in decline from 2000 to 2003, Drewry believes that in 2004 there was an increase in seaborne trade for multipurpose ships to an estimated 500+ million tons.

Estimate Development of Cargo Pool for General Cargo Ships

Source: Drewry

Multipurpose and General cargo vessels

The term "multipurpose" indicates a vessel with the ability to carry not only traditional breakbulk parcel and liner cargoes and long and oversize items but also full or part dry bulk cargoes and containers. Multipurpose vessels are primarily characterized by having two decks, with the second (the "tweendeck") facilitating the stowage of non-containerized cargo within the hold. Geared multipurpose vessels are widely deployed in developing countries where ports have inefficient or limited cargo handling equipment. Self-sustaining capability permits operational flexibility in port selection, and provides alternatives to slow-working shore side load and discharge or possibly lengthy waits for fully equipped berths.

There remains a large volume of international seaborne traffic that due to, among other things, size and logistic concerns, is neither transportable in bulk in large lot sizes nor ideally suited for shipment in containers that are mainly handled by dedicated vessels. These remaining dry cargoes are primarily shipped in the breakbulk mode as general cargo by multipurpose vessels. The larger multipurpose vessels (over 20,000 dwt) also participate in certain of the minor bulk markets (for example carrying fertilizer, metal concentrates, rice and meals).

Multipurpose cargo vessels typically have the capacity to transport most types of parcel cargo, except for perishable cargoes that require refrigerated transportation. A typical multipurpose ship is able to stow all the traditional liner cargoes, such as bags, cases, cartons, crates and drums, which are shipped breakbulk, as well as containers and a range of long or oversized items (such as steel pipes, industrial project cargoes and industrial tires) on or below deck. Additionally, a multipurpose cargo ship has the ability, if required, to load a full or part cargo of many of the commodities and cargoes typically shipped in bulk.

The worldwide multipurpose tweendecker vessel fleet is used in both the liner and bulk sectors of the shipping industry. For reasons such as the inability of certain developing ports of Latin America to accommodate significant container traffic, there exist geographic and market niches where non-containerized liner and breakbulk cargo is prevalent. In these markets, this uncontainerized liner and breakbulk cargo is mixed with containerized cargo traffic and transported via a multipurpose cargo vessel.

The world's multi-deck general cargo ship fleet is decreasing, as scrapping exceeds new vessel deliveries. The multi-deck fleet, largely comprised of tweendeckers, has declined from 61 million dwt in 1985 to approximately 34 million dwt by the start of 2004, a reduction of more than 40%.

Development of World Multipurpose and General Cargo Vessels

Source: Drewry

Age Profile for World Multipurpose and General Cargo Fleet

Source: Drewry

This decreasing fleet is inevitably getting older. The age profile for the fleet suggests that newbuilding has slowed over the last five years. The orderbook suggests a preference for owners to replace the very old tonnage in the 10,000 to 15,000 dwt sector rather than building the larger vessels of over 20,000 dwt. The larger end of the multi-deck fleet amounts to approximately 6.7 million dwt with an average age (at start 2004) of almost 17 years and a current orderbook equivalent to just 3% of that sector.

dwt range	dwt on order	Current fleet dwt	Orderbook as share of fleet	Average age of fleet (years)
< 5,000	108,270	3,259,769	3.3%	13.6
5,000 - 9,999	687,550	9,636,959	7.1%	15.5
10,000 - 14,999	669,400	5,427,623	12.3%	22.2
15,000 - 19,999	19,600	8,406,662	0.2%	22.3
20,000 +	211,100	6,776,181	3.1%	16.7
Total	1,695,920	33,507,194	5.1%	17.0

Source: Drewry

The larger vessels within this market sector appear to have a rather static share of the fleet at about 20%. This sector shows a growth of just 1% per year over the last 15 years. The smaller 5,000 to 10,000 dwt sector has a more positive annual growth rate of some 2%.

Polarization-Changing Multipurpose Size Preferences

Source: Drewry

Newbuilding prices for all sectors have risen sharply over the last two years, as the price of steel has risen and the yards have limited slot capacity. For the larger ships, prices have risen to unprecedented levels, which could be a factor in the preference for the 15,000 dwt ship. However, it is also the case that period time charter rates have risen to unprecedented levels.

Newbuilding Prices

Source: Drewry

Period Time Charter Rates

Source: Drewry

BUSINESS

General

We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. Over the past 12 years, we have developed our franchise around key trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We provide frequent regularly-scheduled voyages in our network, as well as cargo scheduling, loading and discharge for our customers. As of February 28, 2005, our fleet totaled 30 vessels, including 13 ships that we own, nine that we operate under charters with options to purchase and eight that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase three dry bulk carriers that are scheduled to be delivered to us in the second quarter of 2005. For the year ended December 31, 2004, we carried 3.7 million tons of cargo, operated 182 voyages and generated total revenue and net income of $208.8 million and $41.9 million, respectively.

We target niche markets, including trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. We focus on multipurpose tweendeckers and smaller dry bulk carriers varying from 17,300 dwt to 45,500 dwt that are able to navigate and efficiently service many ports with restrictions on the size of vessels. Many types of cargo cannot be containerized, and many dry bulk cargoes are shipped through ports that cannot accommodate large dry bulk carriers. By offering regularly-scheduled sailings into these markets along with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs, we are able to offer a superior level of service which has resulted in our developing long-term relationships with our customers. Moreover, the flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, coal, salt, sugar, grain, chemicals, industrial goods and other general cargo.

We operate our vessels on four principal routes:

•	TBS Pacific Service, our oldest and most established route:

—	Our Eastbound liner and parcel service operates two regularly-scheduled sailings between China, Japan and South Korea in East Asia and the North and West Coasts of South America, Central America and the Caribbean Sea region. We operate one sailing between East Asia and the West Coasts of Central and South America and a second sailing between East Asia and the North Coast of South America and the Caribbean Sea region.

—	Our Westbound parcel service offers two regularly-scheduled monthly sailings from Chile, Ecuador and Peru to China, Japan and South Korea.

•	TBS Latin America Service serves the general and industrial cargo requirements of customers in Brazil, Argentina and Venezuela with three monthly sailings to the North Coast of South America and the Caribbean Sea region and to the West Coasts of Central and South America.

•	TBS North America Service operates a monthly dry bulk and parcel service, generally with one sailing transporting dry bulk cargoes from the East Coast of the U.S. to Brazil or Argentina, with a northbound sailing from Brazil or Argentina to ports on the Gulf and East Coasts of the U.S.

•	TBS Ocean Carriers offers worldwide dry bulk and parcel shipping solutions on routes determined on a customer-by-customer basis, and currently consists of two time-chartered vessels primarily used for bulk shipments of sugar or salt from Brazil to Nigeria.

Our time charter services include both short- and long-term time charters. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes, and make available entire vessels, contracted out at a flat per day rate. In connection with our time charters, we offer complete voyage management services. As of February 28, 2005, we had eight vessels hired out under time charters. We provide complete voyage management services in connection with one of these charters.

Please also see "Business Segment" in Note 18 to the consolidated financial statements.

Our Competitive Strengths

Established Presence in Niche Markets.    Over the past 12 years, we have developed a major presence in desirable markets, especially trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We have concentrated on serving customers, cargoes and ports that are not efficiently served by container ships or large dry bulk carriers. In order to serve these customers, cargoes and ports, we have developed local teams of commercial agents and port captains who meet regularly with our clients so that we can more effectively meet their supply chain needs. Additionally, we have concentrated our fleet on multipurpose tweendeckers and smaller dry bulk carriers that we believe are best equipped to meet our customers' needs. These vessels are able to serve these markets efficiently and reliably because their size allows them to operate in ports that operators of other vessels are unable or unwilling to access, including ports with restrictions on the size of vessels, ports where the demand for shipping services does not support the use of larger vessels and ports where the cargo to be shipped cannot readily be containerized or transported on a large dry bulk carrier. Our local teams of commercial agents and port captains provide us with regular access to shippers and consignees and strong customer relationships that many potential competitors cannot match.

Reputation for Reliable Service Provided on a Regular Basis.    Our reputation among shippers and consignees for providing efficient and reliable service on a regular basis is increasingly important as companies focus on their supply chains. We provide frequent regularly-scheduled voyages and efficient cargo scheduling, loading and discharge. Our agents provide customers with flexible cargo management options that support their inventory management needs, logistics solutions that assist them in distributing products to their customers and safe and reliable loading and discharge of cargoes. Moreover, we are adding self-loading and self-discharging capabilities to our dry bulk carriers, enabling us to handle dry bulk cargoes in a variety of ports that lack shore-side cargo loading and discharging equipment. Many of our customers consider us their partners in managing their ocean transportation shipping needs.

Expertise with Select Vessel Types.    We have carefully assembled a versatile fleet consisting of multipurpose tweendeckers and midsized dry bulk carriers that are well configured to serve our targeted markets. Our multipurpose tweendeckers, which range in size from 17,300 dwt to 26,300 dwt, are ideally suited to transporting multiple cargoes on each sailing, as the existence of a mezzanine deck, or tweendeck, allows us to carry different volumes of various cargoes or to convert a vessel to a dry bulk carrier. These vessels enable us to serve regular shippers of cargoes that are not easily containerized or are not large enough to justify a vessel's entire capacity. We believe that, especially on routes between China, Japan and Korea and Latin America, we carry a significant percentage of the available cargoes of this nature. Our dry bulk carriers, which range in size from 28,800 dwt to 45,500 dwt, are suited to serve ports where the draft, length and beam of vessels are restricted and to carry loads that do not require the capacity of larger vessels.

Experienced Management Team.    The day-to-day operation of a global ocean transportation services company requires close coordination among customers, land-based transportation providers and port authorities and personnel around the world. Our smooth and efficient operation depends on the experience and expertise of management at all levels, from vessel acquisition strategy to oversight of cargo loading and stowage. Joseph E. Royce, Gregg L. McNelis and Captain Alkis N. Meimaris, who oversee our global operations, have 38, 27 and 50 years experience in the shipping industry, respectively. The staff of TBS Shipping Services Inc., which is responsible for cargo booking and vessel positioning, include many experienced former ship captains.

Our Business Strategy

Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

Focus on Increasing Market Share on Our Key Routes.    We intend to increase market share on our key trans-Pacific trade routes between China, Japan and South Korea in East Asia and the

West and North Coasts of South America. By adding additional vessels and sailings into the markets we already serve, we will be able to provide more regular service to our clients, which we believe will allow us to capture a larger share of their shipping needs. Our affiliate TBS Commercial Group Ltd. plans on increasing the number of local commercial agents and port captains in order to expand our ability to serve additional customers.

Develop New Trade Routes.    We intend to continue developing new trade routes, such as our Brazil-Nigeria and U.S.-Brazil routes that we successfully developed over the past 18 months. When developing new trade routes, we initially utilize chartered-in vessels and only commit resources to acquire vessels for operation on those routes once we have determined that the economics of the route would benefit us. We target potential routes that share the characteristics of our established Latin America-East Asia routes and thus are suited to our fleet and our business methods. As we identify profitable routes, we intend to establish local commercial agents and port captains, as we have done in our existing markets, to improve our customer relationships in these new markets.

Focus on Expanding Our Fleet of Particular Vessel Types.    We are continually looking to acquire additional multipurpose tweendeckers and small dry bulk carriers. These vessels are well suited for our business strategy, for the needs of our customers and for the growth opportunities that we foresee. As of February 28, 2005, our fleet totaled 30 vessels, including 13 ships that we own, nine that we operate under charters with options to purchase and eight that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase three dry bulk carriers scheduled to be delivered to us in the second quarter of 2005. We plan to increase our controlled fleet to over 35 by the end of the second quarter of 2006. Additionally, we will configure our fleet between owned and chartered vessels to increase our ability to grow in strong markets while also providing us with the flexibility to reduce our fleet in weaker economic periods. We actively monitor the vessel acquisition market in an effort to take advantage of expansion and growth opportunities in the markets that we serve. We plan to use the net proceeds to us from this offering to purchase vessels. See "Use of Proceeds."

Focus on Customer Relationships.    We strive to develop long-term relationships as a key business partner with our customers by providing reliable customer service and consistently meeting or exceeding expectations. Many of our customers do not have their own shipping departments, do not ship cargoes that are easily containerized and require the special attention and transportation management skills that we provide through our affiliated service companies TBS Shipping Services Inc. and TBS Commercial Group Ltd. By developing strong customer relationships, we intend to capture an increasing share of our customers' seaborne cargo transportation and to add new customers to our customer base.

Provide Reliable Transportation Services.    We will continue to enable leading industrial, trading and mining companies to transport efficient amounts of cargo and schedule production volumes to enhance supply chain and inventory management on a global scale by providing frequent service with strict adherence to advised times of departure and arrival, efficient port turn-around times, diverse cargo capability and point-to-point shipments to ports not served by larger container ships.

Maintain Our Fleet to the Highest Standards.    We recognize that regular maintenance of our controlled fleet is necessary to extend the useful lives of our vessels. Currently, we are responsible for the maintenance of our controlled fleet, while maintenance of vessels we charter-in is provided by those vessels' owners. Routine maintenance of our vessels is performed by the ships' crews during voyages and supervised by our affiliated service companies. The vessels in our controlled fleet are regularly drydocked for extensive maintenance and surveys.

Our Fleet and Operations Management

Three affiliated service companies, which are owned by our principal shareholders, provide substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to support our fleet. Our affiliate TBS Shipping Services

Inc. coordinates services to our customers, integrates the activities of our commercial agency network, oversees our charter activities, administers our ships' voyages and provides financial and accounting services. Our affiliate Roymar Ship Management, Inc. manages the vessels in our controlled fleet and provides experienced technical management staff and a full range of vessel maintenance capabilities. Our affiliate TBS Commercial Group Ltd. has established a network of long-term commercial and operational relationships with affiliated commercial agency service companies, the majority of which are wholly- or partly-owned direct or indirect subsidiaries of TBS Commercial Group Ltd. Our affiliated service companies employ professionals in ten countries who meet regularly with shippers and consignees to market our services, and address the needs and concerns of our customers.

Liner, Parcel and Bulk Services

Our liner, parcel and bulk services primarily carry steel products, coal, salt, sugar, grain, fertilizers, chemicals, metal concentrates and general cargo.

•	Steel products include specialty and carbon steel coils, steel pipe and structural steel used in the infrastructure development, construction, oil and gas transmission and automotive and appliance manufacturing industries.

•	Fertilizers include ammonium sulfate shipped in bulk for use in commercial agriculture.

•	Metal concentrates include copper, zinc, gold, silver and other metals generally shipped in small breakbulk lots from 1,000 to 10,000 metric ton parcels that are processed at their destinations by smelters into purer forms.

•	General cargo includes industrial machinery, spare parts, oil well supplies, trailers, industrial tanks, project cargo and other commercial goods used in industrial applications.

Trade Routes and Ports of Call

We currently operate our vessels on four principal trade routes. We commenced operations in 1993, sailing between East Asia and the West Coast of South America. In 1995, we expanded our routes by adding sailings between the East and West Coasts of South America. In 2003, we began offering bulk cargo service between North America and the East and West Coasts of South America and further expanded our routes by offering bulk service from Brazil to West Africa.

We have taken a conservative approach building our liner and parcel cargo service network. The initial sailings on each route typically are based on the requirements of a major customer and generally are served by vessels chartered-in on a short-term basis. After regular sailings are established, we notify other potential customers of the service so their cargoes may be transported as well. As demand increases, we evaluate committing additional resources to serve the route, either by purchase or under long-term charter. We carefully plan the loading and stowage of cargo on each sailing to maximize our ability to add cargo as vessels call in selected ports to discharge cargo, increasing our utilization rate and maximizing revenue per sailing.

TBS Pacific Eastbound Liner Service operates routes from East Asia to the West or North Coasts of South America. The service commenced operations in 1993 and currently provides on average two sailings per month. This service has regular sailing dates from ports in China, South Korea, Japan and Central America. One vessel calls at ports in Colombia, Ecuador, Peru and Chile, and another sails through the Panama Canal to call at ports in Venezuela and the Caribbean basin. This service typically carries steel products and project and general cargoes.

TBS Pacific Westbound Parcel Service originates in Peru, Ecuador or Chile and generally carries metal concentrates, beet pulp pellets and fertilizers to East Asia. The service currently operates at least two sailings per month.

TBS Latin America Service commenced operations in 1995 and sails monthly from ports in Brazil and Argentina to Colombia, Venezuela, and the Caribbean basin. In addition, we provide sailings to ports on the West Coast of South America. The service is flexible with respect to types of cargoes, and typically carries mixed steel products and general cargo. On occasion, cargoes on this service are supplemented in the course of a sailing, as discharged cargo is replaced by additional cargo along the route. As a result, this service requires particular consideration and monitoring of cargo organization and vessel scheduling, and benefits from our port captains' experienced oversight of the loading and unloading of cargoes.

TBS North America Service commenced operations in 1996, sailing between South America and North America. In 2002, we began monthly sailings from Virginia to Brazil, Argentina and Peru carrying fertilizer cargoes for Honeywell International. Northbound service consists of steel products and general bulk cargoes, including steam coal.

TBS Ocean Carriers offers shipping solutions worldwide on a customer-by-customer basis. Services include transporting wheat from Houston and sugar and salt from Brazil to the West Coast of Africa.

Charters

In addition to our liner, parcel and bulk services on the trade routes described above, we offer shipping solutions worldwide on a customer-by-customer basis on these routes, primarily by time chartering vessels out on a long-term basis to operators seeking vessel tonnage and on a short-term basis to reposition a vessel or to take advantage of favorable charter hire rates. A time charter is a contractual arrangement under which a shipowner is paid for the use of a vessel on a per day basis for a fixed period of time and the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. Six of our controlled vessels, the Ainu Princess, Manhattan Princess, Inca Maiden, Navajo Princess, Wichita Belle and Iroquois Maiden, and two chartered-in vessels, the Pacific Embolden and Tian Tan Hai, currently are under time charter to customers.

The following table shows the annual number of charter parties, related duration and gross charter revenue since 2001.

Year	Number of Charters	Duration (Days)	Gross Revenue
			(in thousands)
2001	20	942	$5,583
2002	28	1,001	7,421
2003	58	2,439	23,625
2004	46	2,780	50,746

Our Fleet

As of February 28, 2005, our fleet totaled 30 vessels, including 13 ships that we own, nine that we operate under charters with options to purchase and eight that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase three dry bulk carriers scheduled to be delivered to us in the second quarter of 2005. We expect to use the proceeds of this offering to purchase approximately 12 vessels. See "Use of Proceeds."

        Multipurpose tweendeckers

Our multipurpose tweendecker fleet has been assembled with flexibility as a primary goal. Twelve of our ships have retractable tweendecks that can convert a multipurpose tweendecker to a bulk carrier, and back again, depending on the cargo. Unlike container ships, which can carry only cargo that can be or has been pre-packaged into standard 20-foot or 40-foot containers, or bulk carriers that limit the ability to mix different cargoes in any one hold, multipurpose tweendeckers can be divided into multiple cargo compartments by a mezzanine deck, or tweendeck. The tweendeck permits the carriage of cargoes of differing sizes and shapes in the same or separate holds.

The following diagram shows a typical multipurpose tweendeck ship fitted for different types of cargo. The diagram illustrates how the tweendeck structure permits the carriage of different types of cargo on any voyage.

Multipurpose tweendeckers also permit greater flexibility in the stowage and carriage of cargo. Many of our vessels sailing eastbound from Asia will stop at multiple Latin American ports to discharge cargo and load additional cargo for shipment to other ports. Cargoes are stowed in a manner that facilitates efficient loading and discharging. The tweendeck also facilitates the safe transport of larger volumes of heavy cargo that must be secured to a steel deck and could otherwise only be stowed on the floor of the hold, offering the opportunity to transport as much as twice the volume of goods that a comparably-sized single interior deck vessel would transport.

The table below lists the multipurpose tweendecker vessels that are part of our controlled fleet and those for which we have entered into memoranda of agreement to purchase:

Vessel Name	Year Built	dwt
Owned Vessels
Mohegan Princess	1983	26,320
Tayrona Princess	1983	26,320
Taino Maiden	1985	23,278
Tuckahoe Maiden	1985	23,278
Shawnee Princess	1984	22,323
Dakota Belle	1977	18,576
Tamoyo Maiden	1986	17,325
Ainu Princess	1987	17,325
Siboney Belle	1987	17,325
Chartered-in Vessels with option to purchase
Apache Maiden	1987	23,319
Kickapoo Belle	1987	23,319
Comanche Belle (1)	1983	23,300
Cherokee Princess	1990	23,286
Inca Maiden (2)	1986	23,133
Navajo Princess (2)	1987	21,902
Kiowa Princess	1986	19,762
Seneca Maiden	1986	19,762

(1)	Long-term charter with purchase option.

(2)	Roll-on roll-off car carrier.

        Bulk carriers

Our bulk carriers range in size from 28,800 dwt to 45,500 dwt. We have outfitted the Manhattan Princess, and intend to outfit several of our other bulk carriers, with equipment to enable self-loading and discharging, in an effort to enhance our ability to serve a broad range of ports.

The table below lists the bulk carrier vessels that are part of our controlled fleet and those for which we have entered into memoranda of agreement to purchase:

Vessel Name	Year Built	dwt
Owned Vessels
Manhattan Princess	1982	45,526
Chesapeake Belle (1)	1984	44,146
Tuscarora Belle (1)	1984	44,146
Mohawk Princess	1982	42,360
Iroquois Maiden	1983	40,876
Miami Maiden (1)	1984	39,333
Wichita Belle	1991	28,843
Bareboat Chartered-in Vessel
Rockaway Belle	1982	35,025

(1)	Delivery expected in the second quarter of 2005.

Maintenance

We are fully responsible for the maintenance of our controlled fleet. We make every effort to prevent delays at sea or in port caused by malfunctions or breakdowns. Our affiliated service company Roymar Ship Management, Inc. deploys superintendents, including master mariners and engineers, to supervise the maintenance of our controlled fleet. Routine maintenance is performed by the ships' crews during voyages. Every two to three years, each of the vessels in our controlled fleet is drydocked and undergoes extensive maintenance, and every five years each of the vessels in our controlled fleet is subject to special surveys.

Classification and Inspection

The hull and machinery of every commercial vessel must be "classed" by a classification society authorized by its country of registry. Our vessels currently are enrolled with the Nippon Kaiji Kyokai, or NKK, American Bureau of Shipping, or ABS, Lloyds Register of Shipping, or LR, Det Norske Veritas, or DNV, and Bureau Veritas, or BV. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and international conventions promulgated by the IMO. These include the Convention on Maritime Pollution Prevention, the ISM Code and SOLAS. All of our vessels have been certified as being "in class" by their respective classification societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of our controlled vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel also is required to be drydocked every two to three years for inspection of the underwater parts of the vessel. We reserve as part of our daily operating expenses approximately $400 to $500 per day for each applicable vessel against expenses related to such drydock expense and surveys.

If any defects are found in the course of a survey or drydocking, the classification surveyor will recommend appropriate repairs that must be made by the shipowner within the prescribed time limit.

Customers

We believe we differentiate ourselves from our competition by offering proven reliability, frequent and on-time service, flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels. This customer focus has enabled us, through our affiliated agents, to develop long-term relationships with established and well-respected industrial shippers in diverse markets, including mining companies, steel makers, Japanese trading companies, heavy industry and industrial equipment enterprises. Our focus and strengths allow us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

A substantial majority of our repeat business is based on our relationships and reputation with our customers, and is not governed by long-term contracts. In 2004, Honeywell International, Dangote Industries and NYK accounted for approximately 6.8%, 4.9% and 4.9%, respectively, of our gross revenues, and no other customer accounted for more than 5.0% of our gross revenues.

Competition

The cargo markets we serve are highly competitive. Our competition on the routes we serve consists primarily of regional shippers focused on the breakbulk market, international bulk shippers competing in the large lot (20,000 to 45,000 metric tons) segment of the bulk metal concentrates market in Chile and Peru, where we focus on a niche segment of smaller lots (1,000 to 10,000 metric tons), and larger shipping concerns which compete in diverse shipping segments in addition to the breakbulk market. We compete on the basis of targeting niche markets, including trade routes, ports and cargoes not efficiently served by many larger shipping companies and by delivering customer service and global solutions that are superior to the services offered by regional competitors.

Operation and Ship Management

Substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to support our fleet are supervised by our affiliated service companies, pursuant to agreements that are subject to the approval of the compensation committee of our board of directors. These affiliated service companies manage the accounts of our subsidiaries and, on their behalf, make payments and advances for costs associated with the operation of our business. Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce are principals of two of the affiliated service companies, TBS Shipping Services Inc. and Roymar Ship Management, Inc., and each of these individuals, together with James W. Bayley, is a principal of TBS Commercial Group Ltd. Collectively, these individuals own all of our common shares and, after the completion of this offering, will hold         % of the voting power of our shares. See "Certain Relationships and Transactions."

        Operations management

Our operations are managed by our affiliate TBS Shipping Services Inc., pursuant to a management agreement that is subject to approval of the compensation committee of our board of directors. TBS Shipping Services Inc. coordinates services to customers, integrates the activities of our commercial agency network, oversees charter activities, administers voyages and provides accounting services, including the preparation of the account ledgers and financial statements of International. We paid TBS Shipping Services Inc. approximately $9.1 million in 2004 for operations and commercial management. See "Certain Relationships and Transactions."

        Vessel management

Our controlled fleet is managed by our affiliate Roymar Ship Management, Inc., pursuant to a management agreement that is subject to approval of the compensation committee of our board of directors. Roymar Ship Management, Inc. provides experienced technical management staff and preventive maintenance capabilities to ensure that we maintain high-level ship performance. We pay

Roymar Ship Management, Inc. approximately $12,000 per ship per month under management contracts. We paid Roymar Ship Management, Inc. $2.0 million in 2004. See "Certain Relationships and Transactions." The services provided by Roymar Ship Management, Inc. include:

•	supervising the recruiting of crew;

•	obtaining spares, stores and provisions necessary on board the vessel;

•	implementing our maintenance program;

•	arranging for and supervising all drydocking procedures;

•	arranging for surveys and inspections according to requirements of classification society, flag state and port state rules and regulations;

•	maintaining high safety and environmental protection standards in compliance with the ISM Code;

•	insuring the vessels; and

•	identifying vessels to acquire and negotiating purchase options on vessels that we charter.

We minimize operation costs through continuous onboard supervision of our vessels and use of their crews for ship maintenance. We believe that our preventive maintenance practice has extended the lives of the vessels in our controlled fleet, minimized drydocking expenses and nearly eliminated downtimes and off-hire periods resulting from speed deficiencies, stoppages at sea and vessel breakdowns.

        Commercial agents

We have established a network of long-term commercial and operational relationships with affiliated commercial agency service companies, the majority of which are wholly- or partly-owned direct or indirect subsidiaries of our affiliate TBS Commercial Group Ltd., that employ sales and customer service professionals in ten countries who meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers. These professionals are indigenous personnel who give us a competitive advantage by enabling us to have our representatives meet personally with our customers. We believe that personal attention to customers has played a critical role in our growth and success. Our method of operation instead focuses on sales and service for long-term sustained expansion. We paid TBS Commercial Group Ltd. approximately $5.1 million in 2004. See "Certain Relationships and Transactions."

Crewing and Staff

We contract with two manning agents, Intermodal Shipping, Inc. and Aboitiz Jebsen Bulk Transport Corp., both with recruiting offices in the Philippines, to crew our vessels. All crew have required licenses.

Stringent certification standards required by national and international regulations, such as "Standards of Training, Certification and Watchkeeping for Seafarers", promulgated by the IMO, make it difficult to recruit qualified crew members. In addition, the International Labor Organization monitors the conditions under which ships' crews work.

We believe we are able to attract high-quality crews based on our reputation for providing steady crew employment and a safe work environment onboard our vessels. We believe that our high-quality staffing policies play an important role in assuring timely delivery of regular cargo service.

Insurance

Our business is subject to a number of risks, including mechanical failure of and physical damage to our vessels, collisions, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, piracy and labor action. The operation of any oceangoing vessel also is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade.

We maintain hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations for our controlled fleet. The respective owners of other vessels that we charter-in maintain insurance on those vessels, and we maintain time charter liability insurance to a limit of $20 million per incident. We also maintain insurance for legal expenses with respect to freight and demurrage claims. We carry limited insurance covering the loss of revenue resulting from extended vessel off-hire periods. We believe that our current insurance coverage is adequate to protect us against most accident-related risk involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for oil pollution is $1 billion per vessel per incident for owned vessels.

Regulation

Ocean shipping is affected by extensive and changing environmental protection and other laws and regulations. These laws and regulations take the form of international conventions and agreements, including the IMO conventions and regulations and SOLAS, with which all internationally trading vessels must comply, and national, state and local laws and regulations, all of which are amended frequently. Compliance with these laws and regulations may entail significant expenses at any time, including expenses for ship modifications and changes in operating procedures, which could have an adverse effect on our results of operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the owned vessels will depend upon a number of factors, we believe that we have and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

In the U.S., we may be exposed to various federal, state and local environmental laws, ordinances and regulations, may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances and may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility, and liability under these laws has been interpreted to be strict, joint and several, subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from releases may be substantial.

Although we do not transport petroleum products, we are subject to the U.S. Oil Pollution Act of 1990, or OPA 90, because we use petroleum products for fuel and because of the possibility of accidents involving oil tankers presents an exposure to our vessels. Under OPA, vessel owners, operators and bareboat charterers are responsible parties and are jointly, severally and strictly liable, unless the spill results solely from the act or omission of a third party, an act of God or an act of war, for all containment and cleanup costs and other damages resulting from the discharge or threatened discharge of oil into the navigable waters, adjoining shorelines or the 200 nautical mile exclusive economic zone of the U.S. OPA 90 limits the liability of responsible parties for such costs and damages to the greater of $600 per gross ton of the vessel or $500,000 per non-oil tanker vessel that is over 300 gross tons, subject to possible adjustment for inflation. The Federal Water Pollution Control Act, or FWPCA, imposes significant civil penalties as well as strict, joint and several liability on responsible parties for removal costs and natural resource damages arising from the discharge of oil or other hazardous substances into U.S. navigable waters, adjoining shorelines, waters of the contiguous zone and areas of the outer continental shelf and deepwater ports. The Comprehensive Environmental Response, Compensation & Liability Act of 1980, or CERCLA, imposes strict, joint and several liability on responsible parties for releases and threatened releases of hazardous substances (other than oil) whether on land or at sea, subject to limits depending on the nature of the vessel and its cargo. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. The limits on liability under OPA 90, FWPCA and CERCLA do not apply if the discharge is caused by gross negligence, willful misconduct, or in the cases of OPA 90 and CERCLA, the violation by a responsible party or its agent of any applicable safety, construction or operating regulation. The statutory limits on liability may not apply in certain other instances, including if the responsible parties fail or refuse to report the incident or refuse to cooperate and assist in connection with oil removal activities. In addition, OPA 90, FWPCA and CERCLA specifically permit individual states to impose their own liability regimes with regard to oil and hazardous waste releases occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations under these laws. We intend to comply with all applicable state regulations in ports where we call.

Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA 90 limitation on liability of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton. The P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance. Any inability on our part to continue to comply with these Coast Guard regulations would have a material adverse effect on our results of operations.

Port State authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS. Vessels under certain flags are more likely to be subject to inspections by the Coast Guard. Additional expenses may be incurred for unscheduled repairs mandated by port state authorities.

The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA 90 and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted that could have a material adverse effect on our results of operations.

Operation of our vessels also is affected by the recently adopted requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Noncompliance with the ISM Code may subject shipowners or bareboat charterers to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Our owned vessels and Roymar Ship Management, Inc., the technical manager for our vessels, are ISM Code certified. However, there can be no assurance that such certification will be maintained indefinitely.

We are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. There can be no assurance that any failure to comply with these requirements would not have a material adverse effect on our results of operations. See "Classification and Inspection."

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, a variety of initiatives intended to enhance vessel security have been enacted, including the Maritime Transportation Security Act of 2002. Coast Guard regulations require that vessels operating in waters subject to the jurisdiction of the U.S. implement a number of security measures. Similarly, a new chapter of SOLAS, which came into effect in July 2004, dealing specifically with maritime security imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Since July 1, 2004, to engage in international trade, a vessel must attain an International Ship Security Certificate, or ISSC, which attests to the vessel's compliance with SOLAS security requirements and ISPS Code, from a recognized security organization approved by the vessel's flag state. ISPS Code requirements include:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems that do not sound on the vessel but instead alert the onshore authorities;

•	development of vessel security plans;

•	permanent marking of a ship's identification number on its hull;

•	maintenance of a continuous synopsis record onboard showing a vessel's history, including the name of the vessel and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owners and their registered address; and

•	compliance with flag state security certification requirements.

Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided they have a valid ISSC on board. Our vessels comply with all MTSA, SOLAS and ISPS Code requirements and vessel certifications, which are kept current by Roymar Ship Management, Inc.

Taxation

        U.S. Taxation of International

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation generally is subject to U.S. federal income tax in respect of income that is derived from or in connection with the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the direct or indirect participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture that generates income from those uses, or from the performance of services directly related to those uses, any of which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S. source shipping income." Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States.

In the absence of an exemption from tax under Section 883, our gross U.S. source shipping income would be subject to either a 4% tax imposed without allowance for deductions or to a net basis tax, each of which is described below. Our shipping income that is not U.S. source shipping income will not be subject to U.S. federal income tax.

The net tax regime is applicable if:

•	we have, or are considered to have, a fixed place of business in the United States that is involved in the earning of U.S. source shipping income, and

•	substantially all of such shipping income is attributable to regularly scheduled transportation.

The U.S. source shipping income to which the net tax regime is applicable, net of applicable deductions, would be subject to an effective tax rate of up to 54.5% and certain interest paid would be subject to a 30% branch interest tax, or such lesser percentage as may be available under an applicable treaty. Any gain derived from the sale of a vessel, if considered to be from U.S. sources, also would be partly or wholly subject to the net tax regime.

If the net tax regime does not apply, the gross tax regime will apply. Under the gross tax regime, our U.S. source shipping income, which, by operation of the source rule, cannot be more than 50% of our total shipping income, would be subject to a 4% tax imposed on a gross basis, without allowance for deductions. Therefore, under the gross tax regime, the maximum effective rate of U.S. federal income tax on our U.S. source shipping income would not exceed 2%.

TBS North America Liner is subject to the net basis tax. We take the position that we and our subsidiaries, other than TBS North America Liner, that are subject to tax are subject to the gross tax regime. Whether we or any of our subsidiaries, including TBS North America Liner, if subject to tax, would be subject to the net tax regime or the gross tax regime in the future would depend on our operations. Accordingly, we are unable to predict whether we or any of our subsidiaries will be subject to the net tax regime or the gross tax regime on any U.S. source shipping income.

U.S. source shipping income of a foreign corporation currently will qualify for exemption from U.S. federal income tax under Section 883 of the Code if:

•	the corporation is organized in a foreign country that grants an equivalent exemption to U.S. corporations (the "country of organization requirement"); and

•	either

•	more than 50% of the value of the corporation's stock is owned, directly or indirectly, by individuals who are "residents" of the country of incorporation or another country that grants an equivalent exemption,

•	the stock of the corporation, or the direct or indirect corporate parent thereof, provided the parent is organized in a country that satisfies the country of organization requirement, is "primarily and regularly traded on an established securities market" in such country, in another country that grants the equivalent exemption from tax to U.S. corporations or in the United States and certain other requirements are met, including that non-qualified shareholders, each holding 5% or more of a class of stock of the corporation, do not own 50% or more of the total value of such class of stock for more than one-half the days of taxable year (the "publicly traded test"), or

•	the corporation is a controlled foreign corporation, or CFC, for U.S. federal income tax purposes and, for taxable periods beginning after September 24, 2004, satisfies an "income inclusion test," and certain other requirements are met (the "CFC Test").

The Section 883 exemption is available whether or not the corporation has or is considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income.

Regardless of whether our U.S. source shipping income qualifies for exemption under Section 883, gain realized on a sale of a vessel generally will not be subject to U.S. federal income tax, provided the sale is considered to occur outside of the United States for U.S. federal income tax purposes.

Previously, we took the position that the Section 883 exemption was available for TBS North America Liner, which earns significant U.S. source shipping income, because it satisfied the CFC Test. There can be no assurance, however, that the Internal Revenue Service will not challenge successfully this application of the Section 883 exemption. In addition, new regulations, effective for taxable years of foreign corporations beginning after September 24, 2004, prevent entities such as TBS North America Liner from satisfying the CFC Test. As a result, for taxable periods beginning after September 24, 2004, unless another exemption applies, TBS North America Liner will not be eligible for the Section 883 exemption, and the U.S. source shipping income of TBS North America Liner will likely be subject to the net tax regime (or, alternatively, the gross tax regime). We do not expect that TBS North America Liner will be eligible, following consummation of the offering, for the exemption by reason of the application of the publicly traded test or otherwise.

Although we and our subsidiaries currently are incorporated in jurisdictions that grant the requisite equivalent exemption to U.S. corporations, more than 50% of the value of our stock and the stock of each of our subsidiaries ultimately is not owned by individuals who are residents of one or more countries that grant the requisite equivalent exemption.

We do not expect to, and we do not expect TBS North America Liner will, satisfy the publicly traded test of Section 883 following consummation of this offering. The publicly traded test does not apply if one or more 5% shareholders who are not qualified shareholders in the aggregate own 50% or more of the value of the class of stock for more than one-half the days of the taxable year. A qualified shareholder is, with respect to individuals, generally an individual who is a resident of a qualified foreign country and who meets certain other requirements. In our case, it is unlikely that qualified shareholders will own enough common shares so that 5% shareholders who are not qualified shareholders will not own 50% or more of the total value of the common shares.

Further, we take the position that we and our subsidiaries other than TBS North America Liner are not CFCs. Accordingly, the U.S. source shipping income, if any, earned by us and our other subsidiaries currently does not qualify for exemption from U.S. federal income tax under Section 883 of the Code. Thus, in the absence of an applicable exemption, following consummation of this offering, our U.S. source shipping income will be subject to U.S. federal income tax, either under the gross tax or net tax regime, each of which is described above.

        Bermuda Taxation of International

There currently is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

        Marshall Islands Taxation of International

Pursuant to the Marshall Islands Revised Code (the Association Law), a Marshall Islands non-resident corporation is exempt from any corporate profit tax, income tax, withholding tax on revenues of the entity, asset tax, tax reporting requirement on revenues of the entity, stamp duty, exchange controls or other fees. There is an agreement between the Marshall Islands and the United States for the exchange of information with respect to taxes.

History and Development of International

In May 1998, our subsidiary TBS Shipping International Limited issued $110.0 million of 10% First Preferred Ship Mortgage Notes Due 2005 in a private placement. TBS Shipping International Limited defaulted on the notes in May 1999 and in July 2000 we and a number of our subsidiaries each filed a voluntary petition in the U.S. Bankruptcy Court for the Southern District of New York initiating cases under chapter 11 and title 11 of the U.S. Code §§ 101-1330. We filed a Plan of Reorganization providing that, of the $110.0 million of notes outstanding, $51.3 million would be amended and restated, and the remaining $58.8 million of the notes, together with accrued and unpaid interest on the original aggregate principal amount would be cancelled. On February 8, 2001, the indenture was amended and restated, and further supplemented, to name International as an obligor under the indenture. In December 2003, we entered into a sale and leaseback transaction covering nine of our vessels, and used the proceeds to buy back $36.2 million aggregate principal amount of the notes. We retired the amended and restated notes as of February 15, 2005.

Litigation

From time to time, we are involved in routine litigation incidental to the conduct of our business. In the opinion of management, none of this litigation, individually or in the aggregate, is expected to have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information regarding our executive officers and directors.

Name	Age	Title
Joseph E. Royce	60	President, Chief Executive Officer, Chairman and Director
Gregg L. McNelis	49	Senior Executive Vice President, Chief Operating Officer and Director
Lawrence A. Blatte	75	Senior Executive Vice President
Ferdinand V. Lepere	53	Executive Vice President and Chief Financial Officer
Captain Alkis N. Meimaris	74	Executive Vice President
James W. Bayley	64	Vice President and Director
William J. Carr	46	Vice President and Treasurer
Randee E. Day	56	Director
Peter S. Shaerf	50	Director

International, the issuer of the shares being offered by this prospectus, has 11 employees, including Messrs. Royce, McNelis, Blatte, Lepere, Meimaris, Bayley and Carr. Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each director and executive officer follows:

Joseph E. Royce:    Mr. Royce has been President, Chairman and director since our inception, and Chief Executive Officer since March 2005. Since 1993, Mr. Royce has served as President of TBS Shipping Services Inc. and is responsible for supervising the vessels in our breakbulk, bulk and liner operations. Since 1978, Mr. Royce has organized and managed ventures engaged in ownership and operation of vessels. Between 1984 and early 1993, Mr. Royce was President of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Royce was President, Chairman and Director at the time this proceeding was commenced.

Gregg L. McNelis:    Mr. McNelis has served as a director since February 2004, and as Senior Executive Vice President and Chief Operating Officer since March 2005. Since 1993, Mr. McNelis has served as Executive Vice President of the Commercial Department at TBS Shipping Services Inc., where he manages the highly experienced chartering department, responsible for commercial employment of liner and tramp vessels. He has worked with Mr. Royce for over 20 years, engaging in contract negotiations, time charters, voyage charters, contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as Vice President of COTCO. Mr. McNelis has over 27 years experience working both in South America with shipowners and shipbrokering in New York. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. McNelis was Executive Vice President of the Commercial Department at TBS Shipping Services Inc. at the time this proceeding was commenced.

Lawrence A. Blatte:    Mr. Blatte has served as our corporate legal counsel since our inception, and as Senior Executive Vice President since March 2005. In January 2004, Mr. Blatte became Vice Chairman of TBS Shipping Services Inc. and in this role provides business development services. Mr. Blatte has practiced law for over 30 years. He retired in 1999 in order to devote more time to serving as our legal counsel. As a public servant, Mr. Blatte held the position of Mayor of the Village of Lawrence, New York from July 1, 1996 to June 30, 2002, and served as a Trustee of the Village from July 1, 1979 to June 30, 1996. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Blatte was our legal counsel at the time this proceeding was commenced.

Ferdinand V. Lepere:    Mr. Lepere has served as Executive Vice President and Chief Financial Officer since March 2005 and as Executive Vice President of Finance of TBS Shipping Services Inc. since January 1995, responsible for all financial, accounting, information systems and administrative matters. Mr. Lepere has over 25 years experience in shipping, most recently from February 1981 to December 1994 with Hapag-Lloyd A.G. as Chief Financial Officer and Board member of its American subsidiary. Mr. Lepere is a Certified Public Accountant and holds a Masters Degree in Finance and Accounting. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Lepere was Executive Vice President of Finance of TBS Shipping Services Inc. at the time this proceeding was commenced.

Captain Alkis N. Meimaris:    Captain Meimaris, with over 50 years maritime experience, has served in the capacity of Executive Vice President since March 2005 and in the capacity of Executive Vice President of Operations of TBS Shipping Services Inc. since 1993. Captain Meimaris previously served as a director of B+H Ocean Carriers Ltd. and a board member of COTCO. His 29 years experience with National Bulk Carriers ranges from service as Master on oceangoing freighters and VLCCs to superintendent in the Jari, Amazonas project. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Captain Meimaris was Executive Vice President of Operations of TBS Shipping Services Inc. at the time this proceeding was commenced.

James W. Bayley:    Mr. Bayley has served as a director since our inception, and as Vice President since March 2005. Since 1977, Mr. Bayley has served as Managing Director of Globe Maritime Limited, a company that is well established in the London shipping market, serving an exclusive clientele of shipowners and operators. Mr. Bayley is a member of the Baltic Exchange and holds the title of F.I.C.S. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Bayley was a director at the time this proceeding was commenced.

William J. Carr:    Mr. Carr served as a director from 1998 until 2001 and since then as Vice President, Treasurer and Resident Representative in Bermuda. Mr. Carr serves as President and Director of all of our ship-owning subsidiaries. Since 1986, Mr. Carr has served as President and sole owner of Windcrest Management Limited, a Bermuda company providing accounting, consulting, corporate management and registered office services to local and international businesses. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Carr was our director at the time this proceeding was commenced.

Randee E. Day:    Ms. Day has served as a Director and Chairman of the Audit Committee since 2001. Ms. Day is currently a Managing Director and Head of Maritime Investment Banking at the Seabury Group LLC., a New York based investment bank serving clients in the transportation industry. From 1985 until 2004, Ms. Day served as Chief Executive Officer and President of Day and Partners, Inc., a financial consulting firm.

Peter S. Shaerf:    Mr. Shaerf has served as a director since 2001. Since 2002, Mr. Shaerf has been employed by, and currently is Senior Vice President of, American Marine Advisors, Inc., a merchant banking firm exclusively focused on the maritime industry. Mr. Shaerf, having almost 30 years experience in the maritime industry, was a co-founder of Poseidon Capital and he also ran The Commonwealth Group, a leading broker and consultant in the container and liner sector. He is a Director of General Maritime Corporation (NYSE) and Trailer Bridge, Inc. (NASDAQ) and former Director of MC Shipping Inc. (AMEX). Mr. Shaerf is also a Director of The Containerization and Intermodal Institute and Vice Chairman of the Government sponsored Short Sea Shipping Co-operative.

Management of Affiliated Service Companies

Joseph E. Royce, our President, Chief Executive Officer, Chairman and Director is also President of TBS Shipping Services Inc. and Gregg L. McNelis, our Senior Executive Vice President, Chief Operating Officer and Director, is also Executive Vice President of the Commercial Department of TBS Shipping Services Inc. We pay fees and commissions to these affiliated service companies. See

"Certain Relationships and Transactions." A brief biography of the other principal executive officer of our affiliated management companies follows.

Alexander G. Phocas:    Mr. Phocas has served as President of Roymar Ship Management, Inc. since August 1995, responsible for technical matters of our controlled vessels. Mr. Phocas has over 50 years maritime experience, particularly in the areas of ship management, chartering, operations, insurance and claims management. From 1986 to 1995, Mr. Phocas headed the shipping division of Cumberland Farms/Gulf Oil and from 1977 to 1986 represented the financial interests of AK Steel (formerly Armco Steel) Shipping Investments, managing vessels financed by them. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Phocas was President of Roymar at the time this proceeding was commenced.

Composition of the Board After This Offering

Upon the closing of this offering, our board will consist of five members. Randee E. Day and Peter S. Shaerf are independent directors as such term is defined in Rule 303A of the Listed Company Manual of the New York Stock Exchange. We expect to add a third independent member to our board of directors within three months after the closing of this offering and a fourth independent member to our board of directors within 12 months after the closing of this offering. Our board is elected annually, and each director serves for a one-year term. There are no family relationships among our directors or executive officers.

Director Compensation

Upon the closing of the offering, we expect to pay members of our board an annual retainer of $           and a fee of $             for each of our board meetings, and $           for each committee meeting, attended. We will reimburse any member of the board for travel, hotel and all other reasonable expenses incurred in connection with our business or their duties as directors.

Committees of Our Board of Directors

At the closing of this offering, our board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors from time to time may establish other committees.

Audit Committee

Upon the closing of this offering our audit committee will comprise three members. The audit committee will operate under a written charter adopted by our board, a copy of which will be available on our website at http://www.tbsship.com. The audit committee's duties will include:

•	evaluating the independent auditor's qualifications, independence and performance; recommending to the shareholders the engagement of the independent auditor; approving the retention of the independent auditor to perform any proposed permissible non-audit services; and monitoring the rotation of partners of the independent auditor on the engagement team;

•	reviewing our financial statements, critical accounting policies and estimates and administrative and financial controls; and discussing the results of the annual audit and the review of our quarterly financial statements with management and our independent auditor;

•	reviewing compliance with legal and regulatory requirements and policies with respect to risk assessment and risk management; and

•	evaluating the performance of our internal audit function.

Upon the closing of this offering, the members of our audit committee will be James W. Bayley, Randee E. Day and Peter S. Shaerf.                      has been determined to be our "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. In addition to Randee E.

Day and Peter S. Shaerf, who currently are independent members of the audit committee, we plan to nominate a third new independent member to the audit committee within 12 months of the closing of this offering to replace James W. Bayley so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Compensation Committee

Upon the closing of this offering, our compensation committee will consist of         ,          and         . In addition to         , who currently is an independent member of the compensation committee, we plan to nominate a second new independent member to the compensation committee within three months of the closing of this offering and a third new independent member within 12 months of the closing of this offering to replace existing members so that all of our compensation committee members will be independent as such term is defined in Rule 303A of the Listed Company Manual of the New York Stock Exchange.

The compensation committee is responsible for:

•	reviewing and approving on an annual basis the management services agreements under which TBS Shipping Services Inc. and Roymar Ship Management, Inc. do business with us, and any amendments thereto;

•	reviewing and approving the commission schedules under which TBS Commercial Group Ltd. does business with us;

•	reviewing key employee compensation policies, plans and programs;

•	reviewing and approving the compensation of our executive officers;

•	reviewing and approving employment contracts and other similar arrangements between us and our executive officers;

•	reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our principal executive officers have not received any compensation from us for acting in those capacities. They receive compensation from our affiliated service companies. For this reason, among others, the arrangements between us and our affiliated service companies are subject to the approval of the compensation committee.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Nominating and Corporate Governance Committee

Upon the closing of this offering, our nominating and corporate governance committee will consist of         ,          and         . In addition to     , who currently is an independent member of the nominating and corporate governance committee, we plan to nominate a second new independent member to the nominating and corporate governance committee within three months of the closing of this offering and a third new independent member within 12 months of the closing of this offering to replace existing members so that all of our nominating and corporate governance committee members will be independent as such term is defined in Rule 303A of the Listed Company Manual of the New York Stock Exchange.

The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees, developing and recommending to our board a set of corporate governance principles and overseeing evaluation of our board of directors and management.

Compensation Interlocks and Insider Participation

Messrs. Royce and Blatte participated in deliberations of our board of directors concerning the financial arrangements with our affiliated service companies and executive officer compensation. Mr. Royce also serves as our President, Chief Executive Officer, Chairman and Director and Mr. Blatte also serves as our Senior Executive Vice President. None of our executive officers serves as a member of the board of directors or compensation committee of any entity, other than our affiliated service companies, that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

We did not pay any compensation to our executive officers for the fiscal year ended December 31, 2004 for their services in those capacities. We do not have a retirement plan for our officers or directors.

Our affiliated service companies, TBS Shipping Services Inc., Roymar Ship Management, Inc. and TBS Commercial Group Ltd. and its subsidiaries, plan, execute and supervise our operations. James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce are executives of our affiliated service companies and, in their capacity as executives of those companies, receive compensation from them. We paid these affiliated service companies an aggregate of $9.3 million, $11.6 million and $15.4 million in fees and commissions for 2002, 2003 and 2004, respectively. See "Certain Relationships and Transactions" for a more detailed discussion of the relationships between us and our affiliated service companies.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Pursuant to agency agreements, all of which will be reviewed on a yearly basis by the compensation committee of the board of directors, our operations are planned, executed and supervised by TBS Shipping Services Inc., Roymar Ship Management, Inc. and TBS Commercial Group Ltd. and its subsidiaries, subject to approval and control by the compensation committee of our board of directors, in exchange for fees paid by us to such entities. After giving effect to the offering, James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce, collectively will beneficially own approximately         % of our outstanding common shares. Each of these individuals is also a principal of, and together control, TBS Commercial Group Ltd. Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce are principals of, and together control, TBS Shipping Services Inc. and Roymar Ship Management, Inc. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arm's-length negotiations with independent third parties.

Roymar Ship Management, Inc. acts as our technical ship manager, charging approximately $12,000 per ship per month. In addition, Roymar is entitled to reimbursement of certain expenses, including crews' wages, insurance, agents' fees, drydocking costs, superintendance, maintenance, travel and communications expenses, and to certain fees for technical services. We paid Roymar management fees of $1.5 million in 2002, $1.6 million in 2003 and $2.0 million in 2004.

TBS Shipping Services Inc. provides us with vessel voyage operational management, commercial, chartering, agency and brokerage services. TBS Shipping Services Inc. charges approximately $8,500 per ship per month. During 2002, 2003 and 2004, these monthly ship operating fees amounted to $1.7 million, $2.3 million and $2.4 million, respectively. In addition, TBS Shipping Services Inc. charges commissions up to 2.5% of total freight revenue and commissions of up to 1.25 % on ships that it charters out. During 2002, 2003 and 2004, these commissions amounted to $2.7 million, $3.5 million and $5.6 million, respectively. Commissions paid to other affiliated services companies, including TBS Commercial Group Ltd., in 2002, 2003 and 2004 totaled $2.7 million, $3.6 million and $4.4 million, respectively. We also reimburse TBS Shipping Services Inc. for financial reporting services related to us.

We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly- or partly-owned direct or indirect subsidiaries of TBS Commercial Group Ltd. Under the arrangements with these commercial agents, we generally pay a commission on freight revenue booked by the agent, which commission is based upon market rates, and on certain freights where they attend to the receivers of the cargo. Under the arrangements with the ship agents, we pay fees to the agents for attending vessels while in port, which fees are also based on market rates for such services. During 2002, 2003 and 2004, we paid TBS Commercial Group Ltd. $3.5 million, $4.5 million and $5.5 million, respectively.

Globe Maritime Limited, owned by James W. Bayley, acts as our chartering broker and charges commissions for arranging charters and the sale and purchase of vessels, which commissions are based upon market rates. During 2002, 2003 and 2004, we paid Globe Maritime Limited $89,000, $158,000 and $219,000, respectively.

James W. Bayley owns 1% of the outstanding interest of the parent entity of TBS North America Liner, Ltd. and 40% of the outstanding voting shares of TBS North America Liner, Ltd. The parent entity of TBS North America Liner, Ltd. owns 60% of the outstanding voting shares and 100% of the outstanding non-voting shares of TBS North America Liner, Ltd. International indirectly owns the other 99% of the outstanding interest of the parent entity of TBS North America Liner, Ltd.

Two of our affiliated service companies, TBS Shipping Services Inc. and Roymar Ship Management, Inc., maintain an office in Yonkers, New York that is leased from our founder, Chairman and Chief Executive Officer, Joseph E. Royce. During 2002, 2003 and 2004, payments to Mr. Royce under this lease totaled $240,000, $240,000 and $331,000, respectively.

One of our subsidiaries, TBS Worldwide Services Inc., and two of our affiliated service companies, TBS Shipping Services Inc. and TBS Commercial Group Ltd., paid legal fees to Lawrence

A. Blatte, who became a Senior Executive Vice President of International in March 2005. During 2002, 2003 and 2004, payments from TBS Worldwide Services Inc. to Mr. Blatte for legal services totaled $341,000, $445,000 and $383,000, respectively. During 2002, 2003 and 2004, payments from TBS Shipping Services Inc. and TBS Commercial Group Ltd. to Mr. Blatte for legal services totaled $10,000, $50,000 and $50,000, respectively. Mr. Blatte was not an officer of International at the time the services were rendered and the payments were received.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of December 31, 2004, information with respect to the beneficial ownership of our common shares by:

•	each person known to us to beneficially own more than 5% of our issued and outstanding common shares,

•	each director of International and each executive officer,

•	all directors and executive officers as a group, and

•	the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Percentage of beneficial ownership is based on common shares outstanding as of                , 2005 and common shares to be outstanding after the offering assuming no exercise of the underwriters' overallotment option.

Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the common shares beneficially owned by the shareholder and has the same address: c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, New York, 10710.

	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering
Name	Number	%		Number	%
Executive officers and directors:
Joseph E. Royce
Gregg L. McNelis
Lawrence A. Blatte
Ferdinand V. Lepere
Captain Alkis N. Meimaris
James W. Bayley
William J. Carr
Randee E. Day
Peter S. Shaerf
Other selling shareholders:

Other beneficial owners:

All executive officers and directors as a group (9 persons):

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 24154. We were incorporated on November 26, 1997 under the name TBS International Limited. Our registered office is located at Commerce Building, Chancery Lane, Hamilton, HM 12, Bermuda. Our agent for service of process in the U.S. is CT Corporation, 1633 Broadway, New York, New York 10019.

Share Capital

Immediately following the completion of this offering, our authorized share capital will consist of common shares, par value US$0.01 per share and                      undesignated preference shares par value US$0.004 per share. Upon completion of this offering, there will be                      common shares issued and outstanding and no preference shares issued and outstanding. All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be issued fully paid.

Pursuant to our bye-laws, subject to the requirements of the New York Stock Exchange and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control over us.

Dividend Rights

Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 21 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting or in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the paid-up voting share capital.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of not fewer than five nor more than 11 directors. Our board of directors initially will consist of five directors. Commencing a year after completion of the offering, at least a majority of our directors must be independent, as defined in Rule 10A-3(b)(i) under the Exchange Act.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. This notice must be given not less than 90 days prior to the first anniversary of the prior year's annual meeting of shareholders or not less than ten days prior to the meeting, whichever occurs first.

A director may be removed by the shareholders, provided notice is given to the director of the shareholders meeting convened to remove the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The compensation of our directors is determined by our board. Our directors also may be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting. A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us, except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme, unless shareholders holding 90% of the total voting rights have consented to the loan.

Waiver of Claims by Shareholders; Indemnification of Directors and Officers

Our bye-laws contain a provision whereby our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The SEC has advised us that in its opinion, the operation of these provisions as a waiver of the right to sue for violations of federal securities laws or as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act would likely be unenforceable in U.S. courts. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of certain bye-laws, such as the bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and of at least 66% of the shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement. Also, the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation (other than with a wholly-owned subsidiary) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons representing more than one-half of the paid-up share capital carrying the right to vote. Any merger or amalgamation not approved by our board must be approved by the holders of not less than 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder's shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders' meeting to appraise the fair value of those shares.

Class actions and derivative actions generally are not available to shareholders under Bermuda law. The Bermuda courts, however, ordinarily would be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by                      in Bermuda, and a branch register will be maintained in the U.S. by                         , who will serve as branch registrar and transfer agent.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other amounts payable in respect of any shares which remain unclaimed for seven years from the date when such amounts became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the shareholder's new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

We have applied to the Bermuda Monetary Authority to obtain its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Bermuda Companies Act 1981. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are issued only in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates, at the request of the shareholder, may record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

DESCRIPTION OF CREDIT FACILITIES

International guaranteed three credit facilities entered into by certain of its subsidiaries in 2004 and one in 2005.

On July 1, 2004, three of International's subsidiaries, Henley Maritime Corp., Vernon Maritime Corp. and Arden Maritime Corp., entered into a $15,000,000 credit facility with a group of lenders for which GMAC Commercial Finance LLC acts as administrative agent. On February 17, 2005, the parties amended and restated the credit agreement, effective as of February 1, 2005, to add Oldcastle Shipping Corp., and increase the credit facility to an aggregate amount of $22,500,000. The obligations of the borrowers are unconditionally guaranteed by International. The credit facility loan bears interest of LIBOR plus a fixed percentage, payable monthly over 60 months, with 50% amortization over the first 24 months and the balance over the remaining 36 months. The credit facility is collateralized by the Ship Mortgage Notes for the Mohegan Princess, Taino Maiden, Tayrona Princess and Tuckahoe Maiden and a pledge of the stock of the borrowers.

The credit agreement contains negative covenants and restrictions on the ability of International, Westbrook Holdings Ltd., its subsidiary, and the borrowers to, among other things and with exceptions:

•	create certain liens,

•	sell, lease, transfer, assign or dispose of certain assets,

•	assign insurances relating to the vessels,

•	engage in a different line of business,

•	change offices or names, and

•	permit the registration of the vessels to lapse.

In addition, the credit agreement contains negative covenants and restrictions on the ability of International and Westbrook Holdings Ltd. and the borrowing subsidiaries to:

•	incur additional indebtedness,

•	make certain loans, advances or investments,

•	enter into any arrangements whereby it shall sell or transfer any collateral or its other property,

•	sell, lease, transfer, assign or dispose of any notes or accounts receivable,

•	pay any dividend or make any distribution on its capital stock,

•	enter into transactions with affiliates, and

•	merge or consolidate with other persons or transfer all or substantially all assets.

The covenants to the credit facility require that International maintain the following specified financial ratios:

•	a fixed charge coverage ratio, not less than 2.00 to 1.00,

•	a total funded debt to EBITDA, not more than 3.00 to 1.00, and

•	an asset coverage ratio, equal to or less than 0.85 to 1.00.

As of December 31, 2004, International's fixed charge coverage ratio was 2.6, its total funded debt to EBITDA ratio was 1.3 and its asset coverage ratio was 0.6.

The credit facility contains other customary affirmative covenants providing for reporting and certifications of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events.

The credit agreement contains standard covenants requiring International, Westbrook Holdings Ltd. and the borrowers, among other things, to maintain the vessels, comply with the laws, keep proper books and records, pay taxes in a timely manner and follow other similar good business practices all in a manner consistent with past practice.

Events of default include, among other things:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	default in performance of any covenants,

•	material misrepresentation, and

•	any event of insolvency or bankruptcy.

If any event of default occurs, the principal and interest on the borrowed amounts may become or may be declared to be immediately due and payable.

On August 26, 2004, two of International's subsidiaries, Stratford Shipping Corp. and Sheffield Maritime Corp., entered into a $15,000,000 credit facility with Merrill Lynch Business Financial Services, Inc. The obligations of the borrowers are guaranteed by Roymar Ship Management, Inc., TBS Shipping Services Inc. and 12 subsidiaries of International. The credit facility loan bears a fixed rate of interest, paid monthly over 60 months, with 55% amortization over the first 24 months and the balance over the remaining 36 months. The credit facility is collateralized by the Ship Mortgage Notes for the Iroquois Maiden and Manhattan Princess and a pledge of the stock of the borrowing subsidiaries. If either vessel suffers an actual or constructive loss, we are required to make a prepayment in an amount equal to the lesser of all the obligations remaining due under the credit facility or 130% of the outstanding principal amount of the loan multiplied by a calculation based on appraisal.

The borrowers are each party to a loan and security agreement containing various operating covenants and financial conditions that restrict the ability of each to:

•	contract, create, incur or assume additional indebtedness,

•	make certain advances or loans,

•	sell, convey, transfer, exchange, lease or otherwise relinquish possession or dispose of any collateral,

•	create certain liens,

•	liquidate, dissolve, consolidate or merge itself into another entity, materially change its business or form of organization,

•	engage in other activity other than ownership and operation of its vessel, and

•	engage in transactions with affiliates.

The loan agreement contains customary covenants requiring the borrowers to maintain positive working capital, maintain the vessels, comply with the laws, keep proper books and records, pay taxes in a timely manner and follow other similar good business practices all in a manner consistent with past practice.

In addition, events of default include:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	default in performance of any covenants,

•	assertion by federal, state or local agency of a lien upon collateral, and

•	receipt by lender of notice of an oil spill.

If any event of default occurs, the principal and interest on the borrowed amounts shall become immediately due and payable.

On December 21, 2004, one of International's subsidiaries, Avon Maritime Corp., entered into a $7,150,000 credit facility with The Royal Bank of Scotland plc, guaranteed by International. Interest under the credit facility is compounded monthly and paid in 20 quarterly installments commencing six months after drawdown. The credit facility is collateralized by a Ship Mortgage Note for the Wichita Belle.

The loan agreement contains various operating covenants and financial conditions that restrict the ability of the borrower to:

•	incur additional indebtedness,

•	sell, transfer, lease or otherwise dispose of all or a substantial part of its assets,

•	purchase any further tonnage,

•	conduct any business or activity other than the ownership, chartering and operation of the Wichita Belle,

•	declare or pay any dividend or make any other distribution of its assets or profits to any shareholder,

•	repay any shareholders' loans or any other loans advanced to it,

•	make certain loans, advances or investments,

•	pay out any funds that are not to the lender,

•	assign or otherwise dispose of its book debts,

•	issue any shares in its capital other than to its shareholders,

•	reduce its issued share capital,

•	form or acquire any subsidiaries,

•	consolidate or amalgamate with, or merge into, any other entity, and

•	employ a technical manager other than Roymar Ship Management, Inc.

The credit facility also contains affirmative covenants which include, among other customary covenants, requirements to:

•	deliver to lender details of any litigation, arbitration or administrative proceedings against certain named parties, including us,

•	ensure that the Wichita Belle complies with the ISM Code,

•	keep the lender fully informed of any actual or proposed purchases of further tonnage by any company with the same beneficial ownership or control as the borrowing subsidiary,

•	maintain a monthly average of $1.5 million on deposit at The Royal Bank of Scotland plc, and

•	maintain the value of the vessel at 140% of the loan amount.

In addition, events of default include:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	default in performance of any covenants,

•	refusal of the borrowing subsidiary to carry on all or any material part of its business,

•	the actual, constructive, compromised, agreed or arranged total loss of the ship and the lender does not receive the insurance proceeds as proscribed in the mortgage, and

•	payment of any earnings other than to the lender.

If any event of default occurs, the principal and interest on the borrowed amounts become immediately due and payable. In addition, if the value of the Wichita Belle falls below 140% of the aggregate of the loan and the termination amount, the borrower must provide the lender with additional security that is adequate to make up the deficiency or prepay a part of the loan so that the market value of the ship and any additional security after the prepayment is at 140% of the aggregate of the loan and the termination amount.

On March 1, 2005, seven of International's subsidiaries, Rector Shipping Corp., Hansen Shipping Corp., Chester Shipping Corp., Albemarle Maritime Corp., Sherman Maritime Corp., Glenwood Maritime Corp. and Bristol Maritime Corp. entered into a $45,000,000 loan agreement with AIG Commercial Equipment Finance, Inc., of which $23.5 million was drawn down to purchase the following vessels, respectively: Siboney Belle, Ainu Princess, Tamoyo Maiden, Mohawk Princess, Rockaway Belle, Miami Maiden and a yet to be determined vessel. The loan bears interest at a floating rate equal to LIBOR plus a fixed percentage, paid monthly over 60 months, with 55% amortization over the first 24 months and the balance over the remaining 36 months. International and 13 of its subsidiaries are guarantors under this facility. Each borrower is obligated to repay the loan under the terms of a note payable in 60 installments, commencing one month after the loan is funded. The loan was collateralized by a Panamanian First Naval Mortgage for each of the vessels purchased.

The loan agreement includes various operating covenants and financial conditions that restrict the ability of the borrowers to:

•	create liens on the collateral,

•	incur additional indebtedness or contingent liabilities for third-party obligations,

•	sell, transfer, lease or otherwise dispose of all or a substantial part of its assets,

•	declare or pay any dividend or make any other distribution of its assets or profits to any shareholder,

•	make certain loans,

•	operate any vessel in an area excluded from insurance coverage or territorial waters which may be subject to a trade restriction, embargo or similar sanction,

•	consolidate or merge into any other entity, and

•	institute proceedings to be adjudicated bankrupt or insolvent.

The covenants to the loan agreement restrict each borrower and guarantor from conducting any business materially different from the business in which it is engaged at the time it entered into the loan agreement. In addition, the covenants require that International and its consolidated affiliates and subsidiaries maintain quarterly financial ratios, which are provided in the covenants:

•	a ratio of EBITDA to debt service between not less than 1.50 to 1.00 and not less than 2.00 to 1.00 for the first four quarters and 2.00 to 1.00 for all remaining quarters,

•	a ratio of funded debt to EBITDA between not less than 1.75 to 1.00 and not less than 2.35 to 1.00 for the first four quarters and 1.75 to 1.00 for all remaining quarters,

•	a ratio of funded debt to net worth between not less than 1.40 to 1.00 and 1.90 to 1.00 for the first four quarters and 1.40 to 1.00 for all remaining quarters,

•	a cash balance equal to $18,000,000 for the first four quarters and $20,000,000 for all remaining quarters, and

•	a working capital ratio of not less than 2.00 to 1.00.

The loan agreement also includes affirmative covenants that require International to:

•	deliver to lender details of any litigation or administrative proceedings against certain named parties, including us,

•	deliver notice of uninsured loss, and

•	operate vessels with good industry practice.

Events of default include:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	adjudication of bankruptcy or insolvency of any borrower, any subsidiary or affiliate of a borrower or any guarantor,

•	determination that any representation or warranty is false, incorrect or misleading in any material respect,

•	default in performance of any covenants under any agreement,

•	final judgment against any borrower, any subsidiary or affiliate of any borrower or any guarantor,

•	hypothecation of any beneficial interest in any borrower or guarantor without the lender's consent,

•	a material adverse change to any borrower or guarantor,

•	if a provision of the loan agreement ceases to be valid and binding,

•	a Federal tax lien is filed against any collateral,

•	denial by any borrower or guarantor of obligations under loan agreement,

•	loan documents cease to create a valid and perfected first priority lien on the collateral,

•	mortgage ceases to create a valid and perfected first preferred mortgage on the vessel,

•	specified change in the ownership of any equity interest, and

•	failure to maintain insurance as required by loan documents.

If an event of default occurs, the principal and interest on the borrowed amounts may become or may be declared to be immediately due and payable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares. Market sales of our common shares after this offering and from time to time, and the availability of common shares for future sale, may reduce the market price of our common shares. Sales of substantial amounts of our common shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on common shares issued and outstanding on              , 2005, upon completion of this offering,              common shares will be issued and outstanding. Of these issued and outstanding common shares, all of the         common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the common shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining         common shares held by existing shareholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rules 144 or 144(k) promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 144(k), the common shares sold in this offering and the restricted common shares will be available for sale in the public market as follows:

Date	Number of Common Shares Eligible for Sale/Percent of Issued and Outstanding Common Shares	Comment
On the date of this prospectus	/0%	Shares sold in this offering
180 days after effectiveness and various times thereafter	/100%	Shares eligible for sale under Rule 144 or Rule 144(k) upon expiration of lockup agreements

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of our common shares then issued and outstanding, which will equal shares immediately after the offering; and

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates who sell common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our officers, directors, and holders of all our issued and outstanding common shares have agreed that, without the prior written consent of Merrill Lynch,

Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., we and such persons will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares; whether any such transaction is to be settled by delivery of our common shares or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under "Underwriters."

UNDERWRITING

We intend to offer our common shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., acting as representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of common shares listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
Total

The underwriters have agreed to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The closings for the sale of common shares to be purchased by the underwriters are conditioned on one another.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Discounts

The representatives have advised us and the selling shareholders that the they propose initially to offer the common shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters and the international managers of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to us	$	$	$
Proceeds before expenses, to the selling shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                 and are payable by us.

Overallotment Option

We and the selling shareholders have granted options to the underwriters to purchase up to                    additional common shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling shareholders and our executive officers and directors and other shareholders have agreed, with exceptions, not to sell or transfer any common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares,

•	sell any option or contract to purchase any common shares,

•	purchase any option or contract to sell any common shares,

•	grant any option, right or warrant for the sale of any common shares,

•	lend or otherwise dispose of or transfer any common shares,

•	request or demand that we file a registration statement related to the common shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

We expect the common shares to be approved for listing on the New York Stock Exchange under the symbol "TSI." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common shares may not develop. It is also possible that, after the offering, the common shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common shares in connection with the offering, i.e., if they sell more common shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing common shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common shares to stabilize their price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase common shares in the open market to reduce the underwriter's short position or to stabilize the price of such common shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those common shares. The imposition of a penalty bid may also affect the price of the common shares in that it discourages resales of those common shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Merrill Lynch Business Financial Services, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the lender under the $15,000,000 credit facility loan to our subsidiaries, Stratford Shipping Corp. and Sheffield Maritime Corp. The terms of the credit facility and our obligations thereunder are described under "Description of Credit Facilities."

MATERIAL U.S. INCOME TAX CONSEQUENCES TO

U.S. SHAREHOLDERS

The following summary, to the extent it constitutes matters of law and legal conclusions, in the opinion of Gibson, Dunn & Crutcher, LLP, our U.S. tax counsel, is accurate in all material respects. This summary is based upon the Code, applicable Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No advance ruling has been or will be sought from the Internal Revenue Service, or IRS, regarding any matter discussed in this registration statement.

This summary is for general information only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor's decision to purchase common shares. In particular, this summary deals only with U.S. holders that will hold common shares as capital assets (i.e., generally, property held for investment), and does not address the tax considerations relevant to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold common shares as part of a hedge, straddle or other risk reduction arrangement, shareholders whose functional currency is not the U.S. dollar, or shareholders who own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Code, 10% or more of the voting power or value of International. This summary also does not discuss federal taxes other than income taxes or other U.S. taxes such as state or local income taxes.

Prospective investors should consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of our common shares under U.S. federal, state, local and other tax laws.

For purposes of this discussion, the term U.S. holder means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

If a partnership holds common shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common shares and partners in such partnerships should consult their tax advisors.

Taxation of Dividends

We do not anticipate paying any dividends on our common shares for the foreseeable future. However, if we do pay dividends on our common shares, and subject to the discussion below relating to the potential application of the "controlled foreign corporation" rules, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed under U.S. tax principles). Dividends paid by us to U.S. individuals, trusts and estates will be subject to tax at preferential rates (currently through 2008), provided that our common shares are readily tradable on a U.S. securities market, such as the New York Stock Exchange, and certain applicable holding period and other requirements are met. The amount of any distribution in excess of our current and accumulated earnings and profits will be applied first to reduce a holder's basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder's common shares.

Dividends paid by us generally will be foreign source income and will be foreign source "passive" income for purposes of the foreign tax credit provisions. Subject to complex limitations and conditions, any foreign withholding taxes will be treated as foreign income tax eligible for credit against a holder's U.S. federal income tax liability. Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

Sale or Other Disposition of Common Shares

For U.S. federal income tax purposes, and subject to the discussion below relating to the potential application of the "controlled foreign corporation" rules, you generally will recognize capital gain or loss on the sale or other disposition of common shares equal to the difference between the amount realized upon the sale or other disposition and your adjusted tax basis in the common shares sold or otherwise disposed of. Generally, any such gain or loss will be treated as U.S. source gain or loss for purposes of the foreign tax credit provisions. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you held the common shares sold or otherwise disposed of for more than one year. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts and estates) and losses (the deductibility of which is subject to limitations).

Classification of International as a Controlled Foreign Corporation

In general, a foreign corporation is considered a CFC if "10% U.S. shareholders" own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such foreign corporation. A 10% U.S. shareholder is a U.S. person who owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules. Because the constructive ownership rules are complicated and depend on the particular facts relating to each investor, you are urged to consult your tax advisor regarding the application of the rules to your ownership of common shares.

Each 10% U.S. shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share (based on its actual direct and indirect, through foreign entities, ownership) of the CFC's "subpart F income," even if the subpart F income is not distributed. Before enactment of the Jobs Act, subpart F income included "foreign base company shipping income." International and its subsidiaries earn foreign base company shipping income.

In addition, although foreign base company shipping income is no longer considered subpart F income, certain of our other income may constitute subpart F income and, if we are a CFC with respect to which a holder is a 10% U.S. shareholder at any time during the five-year period ending on the date the 10% U.S. shareholder sells common shares, a portion of the gain derived from such sale may be treated as dividend income (which may be subject to tax at preferential rates) to the extent of our untaxed earnings and profits prior to such sale.

TBS North America Liner, Ltd. is a CFC. We take the position that, other than TBS North America Liner, Ltd., neither we nor any of our subsidiaries is a CFC. There can be no assurance, however, that the IRS or a court will agree with us, or that the facts on which such position is predicated, including that we have no 10% U.S. shareholder other than Joseph E. Royce, will not change. Prospective investors should consult their tax advisors about the U.S. federal income tax consequences to them of owning stock in a CFC.

Backup Withholding and Information Reporting

Distributions made on common shares and proceeds from the sale of common shares that are paid within the United States or through certain U.S.-related financial intermediaries to U.S. holders are subject to information reporting and may be subject to backup withholding tax unless, in general, the U.S. holder complies with certain procedures or is a corporation or other person exempt from such withholding.

The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending upon an investor's particular situation. Prospective investors should consult their tax advisors, in their particular circumstances, with respect to the U.S. federal, state, local and other tax laws of the ownership and disposition of common shares.

VALIDITY OF COMMON SHARES

The validity of the common shares offered in the offering will be passed upon by Conyers Dill & Pearman, Hamilton, Bermuda as to matters of Bermuda law. Certain legal matters in connection with the sale of the shares offered hereby are being passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The sections in this prospectus entitled "Prospectus Summary" and "The International Dry Cargo Industry" have been reviewed by Drewry Shipping Consultants Limited, which has confirmed to us that those sections accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common shares to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Room 1024
450 Fifth Street, N.W.
Washington, DC 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES
UNDER U.S. FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are organized under the laws of Bermuda. In addition,        of our directors and        of our officers, as well as Drewry Shipping Consultants Limited, which is named herein as an expert, reside outside the U.S., and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the U.S. Therefore, it may be difficult or impossible for investors to effect service of process within the U.S. on us or upon our non-U.S. directors or officers or to recover against us or our non-U.S. directors or our officers on judgments of U.S. courts, including judgments based on the civil liability provisions of U.S. federal securities laws. However, we may be served with process in the U.S. with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving CT Corporation, our agent, irrevocably appointed for that purpose.

Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the U.S.) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. Further there is no treaty in effect between the U.S. and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

GLOSSARY OF SHIPPING INDUSTRY TERMS

Following are definitions of shipping terms used in this prospectus.

Annual Survey — The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

Bareboat Charter — Also known as "demise charter." Contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

Bulk — unpackaged homogeneous cargo poured loose in the hold of a vessel.

Bulk Carriers — Vessels which are specially designed and built to carry large volumes of cargo in bulk cargo form.

Capesize — A dry bulk carrier of over 100,000 dwt.

CERCLA — The Comprehensive Environmental Response, Compensation & Liability Act of 1980, as amended.

Charter — The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer —The individual or company hiring a vessel.

Charter Hire — A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

Classification Society — An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of such vessel and the international conventions of which that country is a member.

dwt — A deadweight ton, which is a unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Draft — Vertical distance between the waterline and the bottom of the vessel's keel.

Dry Bulk —Non-liquid cargoes of commodities shipped in an unpackaged state.

Drydocking — The removal of a vessel from the water for inspection and/or repair of submerged parts.

FWPCA — The Federal Water Pollution Control Act Amendments of 1972.

Gross Ton — Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax — A dry bulk carrier of approximately 35,000 dwt to 60,000 dwt.

Handysize — A dry bulk carrier of up to 35,000 dwt.

Hull — The shell or body of a vessel.

IMO — International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Intermediate Survey — The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code — The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Metric Ton — A metric ton of 1,000 kilograms.

Newbuilding — A newly constructed vessel.

Off-Hire Days — Time that a ship is not in full working order; this includes periods of drydocking, breakdown of the ship or its equipment or deficiency of the crew.

OPA — The U.S. Oil Pollution Act of 1990, as amended.

Operating Costs — The direct costs incurred by the shipowner in running a ship and by the charterer in a bareboat charter, and comprised mainly of crew wages and associated costs, insurance (hull and machinery, protection and indemnity cover, etc.), the cost of lubricants and spare parts, repair and maintenance.

Orderbook — A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax — A dry bulk carrier of approximately 60,000 dwt to 80,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Parcel — Cargo packaged for ease of handling by manual or mechanical means.

Protection and Indemnity Insurance — Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping — The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Time Charter — A time charter which lasts less than approximately 12 months.

Sister Ships— Vessels of the same class and specification which were built by the same shipyard.

SOLAS — The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey — The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

Spot Market — The market for immediate chartering of a vessel usually for single voyages.

Strict Liability — Liability that is imposed without regard to fault.

Time Charter — Contract for hire of a ship. A charter under which the shipowner is paid charter hire on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs, while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Ton — A metric ton of 1,000 kilograms.

Weighted Average Age — The weighted average age of a fleet is the sum of the age of each vessel in the fleet in each year from its delivery from the builder, weighted by the vessel's dwt in proportion to the total dwt of the fleet for each respective year.

Voyage Charter — Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

TBS International Limited and Subsidiaries
Index to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3

Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004	F-4

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003 and 2004	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-6

Notes to Consolidated Financial Statements	F-7 – F-27
Supplemental Schedule
Valuation and Qualifying Accounts and Revenue for the years ended December 31, 2002, 2003 and 2004	F-28

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
TBS International Limited and Subsidiaries

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of TBS International Limited and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjuction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2005

TBS International Limited and Subsidiaries
Consolidated Balance Sheets

	December 31,
	2003	2004
Assets
Current assets
Cash and cash equivalents	$8,640,531	$21,674,204
Charter hire receivable, net of allowance of $473,964 in 2003 and $1,456,594 in 2004	13,385,948	15,423,737
Claims receivable, net of allowance of $310,655 in 2003 and $310,655 in 2004	209,716	380,258
Due from agents	308,901	449,488
Other receivables	716,069	2,114,100
Inventories	2,331,056	3,387,629
Prepaid expenses	2,124,449	3,866,215
Advances to affiliates	916,788	1,495,474
Total current assets	28,633,458	48,791,105
Deposit for vessel purchases	—	7,499,000
Vessels, net of accumulated depreciation of $14,456,646 in 2003 and $24,463,462 in 2004	54,060,948	100,366,040
Other fixed assets, net of accumulated amortization of $279,883 in 2003 and $409,761 in 2004	314,783	503,032
Total assets	$83,009,189	$157,159,177

Liabilities and Shareholders' Equity
Current liabilities
Debt, current portion	$78,450	$12,446,561
Obligations under capital lease, current portion	7,995,737	4,731,574
Accounts payable	2,670,425	4,403,578
Accrued expenses	9,517,875	12,351,583
Voyages in progress	1,461,158	2,650,551
Advances from affiliates	422,631	2,641,485
Total current liabilities	22,146,276	39,225,332
Debt, long-term portion	6,018,834	26,064,647
Obligations under capital lease, net of current portion	34,641,528	29,909,953
Mandatorily redeemable preference shares, $15 redemption value by 2011, 7% per year dividend payable on a quarterly basis	14,381,850	—
Total liabilities	77,188,488	95,199,932

Shareholders' equity
Common shares, Class A, $.004 par value, 1,500,000 shares authorized, issued and outstanding	6,000	6,000
Common shares, Class B, $.004 par value, 1,500,000 shares authorized, issued and outstanding	6,000	6,000
Common shares, Class C, $.004 par value, 8,300,000 shares authorized, 1,000,000 shares issued and outstanding	4,000	4,000
Convertible preference shares, $.004 par value, 1,500,000 shares authorized, 1,000,000 shares issued and outstanding		4,000
Warrants	800,000	800,000
Additional paid-in capital	9,980,086	24,357,936
(Accumulated deficit)/retained earnings	(4,975,385)	36,781,309
Total shareholders' equity	5,820,701	61,959,245
Total liabilities and shareholders' equity	$83,009,189	$157,159,177

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Consolidated Statements of Operations

	2002	2003	2004
Revenue
Voyage revenue	$94,403,046	$119,721,080	$158,060,900
Time charter revenue	7,420,599	23,625,003	50,745,653
Total revenue	$101,823,645	$143,346,083	$208,806,553

Operating expenses
Voyage	48,713,313	52,453,794	60,691,623
Vessel	35,133,279	62,233,677	79,273,414
Depreciation and amortization of vessels and other fixed assets	6,281,340	6,886,720	10,136,694
Management and agency fees	3,236,828	3,864,828	4,413,909
General and administrative	4,683,499	6,463,242	7,347,046
Loss from sale of vessels, net	—	9,904,907	—
Total operating expenses	98,048,259	141,807,168	161,862,686

Income from operations	3,775,386	1,538,915	46,943,867

Other (expenses) and income
Interest expense	(5,321,079)	(5,145,103)	(5,147,686)
Other income	22,978	68,226	110,513
Gain on early extinguishment of debt	—	2,373,490	—
Deemed preference dividends and accretion	—	(829,703)	—
Total other (expenses) and income	(5,298,101)	(3,533,090)	(5,037,173)
Net (loss) income	(1,522,715)	(1,994,175)	41,906,694
Deemed preference dividends and accretion	(1,491,366)	(796,827)	—
Net (loss) income available for common shareholders	$(3,014,081)	$(2,791,002)	$41,906,694

Earnings per share
Net (loss) income per common share
Basic	$(.75)	$(.70)	$10.48
Diluted	$(.75)	$(.70)	$4.81
Weighted average common shares outstanding
Basic	4,000,000	4,000,000	4,000,000
Diluted	4,000,000	4,000,000	8,715,339

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Common Shares		Preference Shares	Warrants	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount
Balance at December 31, 2001	4,000,000	$16,000	$—	$800,000	$12,268,279	$(1,458,495)	$11,625,784
Net loss	—	—	—			(1,522,715)	(1,522,715)
Accretion of preference shares	—	—	—	—	(346,761)	—	(346,761)
Preference share dividends paid in-kind	—	—	—	—	(1,144,605)	—	(1,144,605)
Balance at December 31, 2002	4,000,000	16,000	—	800,000	10,776,913	(2,981,210)	8,611,703
Net loss	—	—	—	—		(1,994,175)	(1,994,175)
Accretion of preference shares	—	—	—	—	(191,492)	—	(191,492)
Preference shares dividends paid in-kind	—	—	—	—	(605,335)	—	(605,335)
Balance at December 31, 2003	4,000,000	16,000		800,000	9,980,086	(4,975,385)	5,820,701
Net income	—	—	—	—	—	41,906,694	41,906,694
Dividends paid	—	—	—	—	—	(150,000)	(150,000)
Purchase of preference shares 1,000,000 shares and elimination of mandatory redemption and quarterly dividend	—	—	$4,000	—	14,377,850	—	14,381,850
Balance at December 31, 2004	4,000,000	$16,000	$4,000	$800,000	$24,357,936	$36,781,309	$61,959,245

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Consolidated Statements of Cash Flows

	2002	2003	2004
Cash flows from operating activities
Net (loss) income	$(1,522,715)	$(1,994,175)	$41,906,694
Adjustments to reconcile net income to net cash provided by operating activities
Gain on early extinguishment of debt	—	(2,373,490)	—
Deemed preference dividend and accretion	—	829,703	—
Net loss on sale of vessels	—	9,904,907	—
Depreciation and amortization	6,281,340	6,886,720	10,136,694
Changes in operating assets and liabilities
(Increase) decrease in charter hire receivable	1,378,994	(2,061,508)	(2,037,789)
(Increase) decrease in claims receivable	200,384	122,323	(170,542)
(Increase) decrease in due from agents	172,460	(81,192)	(140,587)
(Increase) decrease in other receivable	346,027	(642,923)	(1,398,031)
(Increase) decrease in inventories	148,598	112,468	(1,056,573)
(Increase) in prepaid expenses	(369,042)	(1,068,430)	(1,741,766)
Increase (decrease) in accounts payable	(238,620)	299,975	1,733,153
Increase (decrease) in accrued expenses	(467,807)	1,395,484	2,833,708
Increase (decrease) in voyages in progress	(82,916)	1,122,101	1,189,393
Increase (decrease) in advances from/to affiliates, net	195,695	(1,120,869)	1,640,168
Net cash provided by operating activities	6,042,398	11,331,094	52,894,522

Cash flows from investing activities
Vessels acquisition/capital improvement costs	(4,241,837)	(1,327,860)	(56,630,035)
Net proceeds on sale of vessels	—	34,196,860	—
Deposit for vessel purchases	—	—	(7,499,000)
Use of restricted cash	930,601	465,170	—
Net cash (used in) provided by investing activities	(3,311,236)	33,334,170	(64,129,035)

Cash flows from financing activities
Dividends paid	—	—	(150,000)
Repayment of debt principal	—	(34,804,225)	(4,111,076)
Proceeds from debt	—	—	36,525,000
Reduction of obligations under capital leases	(1,754,332)	(5,019,374)	(7,995,738)
Net cash (used in) provided by financing activities	(1,754,332)	(39,823,599)	24,268,186

Net increase in cash and cash equivalents	976,830	4,841,665	13,033,673
Cash and cash equivalents beginning of year	2,822,036	3,798,866	8,640,531
Cash and cash equivalents end of year	$3,798,866	$8,640,531	$21,674,204

Supplemental cash flow information
Cash paid for interest	$5,291,045	$5,086,024	$4,976,274
Vessels acquired under capital lease	$7,200,000	$35,942,247	$—

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.    Organization and Nature of Business

TBS International Limited (the "Company") is engaged in the ocean transportation of dry cargo through the use of owned and chartered vessels. All the related corporations of the Company are foreign corporations and conduct their business operations worldwide. The Company is comprised of the following related corporations, with their country of registry:

▪	Technotrade Limited (Gibraltar)

•	Westbrook Holdings, Ltd. and its subsidiaries (Marshall Islands):

•	Arden Maritime Corp. – Tayrona Princess

•	Asia-America Ocean Carriers Ltd. – Comanche Belle

•	Avon Maritime Corp. – Wichita Belle

•	Bedford Maritime Corp. – Apache Maiden

•	Brighton Maritime Corp. – Kickapoo Belle

•	Columbus Maritime Corp. – Seneca Maiden

•	Cortland Navigation Corp. – Chippewa Belle (inactive)

•	Frankfort Maritime Corp. – Shawnee Princess

•	Hancock Navigation Corp. – Kiowa Princess

•	Hari Maritime Corp. – Navajo Princess

•	Henley Maritime Corp. – Tuckahoe Maiden

•	Newkirk Navigation Corp. – Dakota Belle

•	Oldcastle Shipping Company – Taino Maiden

•	Pacific Rim Shipping Corp. – Philippine Bareboat Charterer

•	Prospect Navigation Corp. – Inca Maiden

•	Stratford Shipping Corp. – Iroquois Maiden

•	Sheffield Maritime Corp. – Manhattan Princess

•	Sherman Maritime Corp. – Rockaway Belle

•	Summit Maritime Corp. – Montauk Maiden (inactive)

•	Tremont Maritime Corp. – Maya Maiden (inactive)

•	Vernon Maritime Corp. – Mohegan Princess

•	Whitehall Marine Transport Corp. – Cherokee Princess

•	Leaf Shipping Corp. – Management Company

▪	RAS Shipping Company Limited (Gibraltar)

•	Transworld Cargo Carriers, S.A. (Marshall Islands)

▪	TBS Worldwide Services Inc. (Marshall Islands)

•	TBS Eurolines, Ltd.

•	TBS Latin America Liner, Ltd.

•	TBS Middle East Carriers, Ltd.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

•	TBS North America Liner, Ltd.

•	TBS Ocean Carriers, Ltd.

•	TBS Pacific Liner, Ltd.

▪	TBS Logistics Ltd. (Marshall Islands)

Westbrook Holdings, Ltd. and its subsidiaries ("Westbrook") operate their vessels under pool agreements with an affiliate, TBS Worldwide Services Inc. ("TBS Worldwide") and its subsidiaries, TBS Pacific Liner, Ltd., TBS Latin America Liner, Ltd., TBS North America Liner, Ltd., TBS Ocean Carriers, Ltd., TBS Middle East Carriers Ltd. and TBS Eurolines, Ltd. (collectively, the "Pools"). Transworld Cargo Carriers, S.A. ("TWCC") operates substantially all its vessels under pool agreements with TBS Worldwide. The significant intercompany transactions between the liner services and vessel operations have been eliminated from these consolidated financial statements.

2.    Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and related corporations. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant estimates relate to allowances for charter hire and claims receivable, estimated lives of vessels, and accruals for drydocking and voyages in progress.

Revenue Recognition

Voyage revenues and expenses include estimates for voyages in progress. Estimated profits from voyages in progress are recognized on a percentage-of-completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through year-end to total voyage days. When a loss is forecasted for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

Foreign Currency Transactions

The financial statements are expressed in United States dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and charter hire receivables. The Company places its cash with high-quality financial institutions. These financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution. The Company maintains reserves for potential credit losses and, historically, such losses have not been significant.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Charter Hire Receivables and Allowance for Doubtful Accounts

Charter hire receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific identification of certain receivable balances for which management believes collectibility is questionable and by maintaining a percentage of outstanding receivable balances (usually between 2% and 3%) as the allowance to assure coverage for risks not specifically identified.

Inventories

Inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost (determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts) or fair value.

Vessels

Vessels are stated at cost. Depreciation of vessels is calculated using the straight-line method over the useful lives of the vessels, which are estimated as 25 years from the date delivered by the shipyard. Expenditures, which materially increase values, change capacities or extend useful lives are capitalized in vessels. Routine repair, replacement and maintenance costs are expensed as incurred.

Other Fixed Assets

Other fixed assets consist of computer software and hardware. Other fixed assets are being amortized over their estimated useful lives of five years.

Provision for Drydocking

A provision for drydocking costs, including major vessel overhaul costs incurred during periodic inspections for regulatory and insurance purposes, is accrued and charged to expense ratably over the period to the next drydocking, which averages approximately 30 months. This provision is included in accrued expenses.

Impairment of Long-Lived Assets

The Company is required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping, and is calculated based upon comparison of the fair value to the carrying value of the asset grouping. Management performs impairment analyses when certain triggering events occur.

Taxation

The Company is not subject to corporate income taxes on its profits in the Marshall Islands or Gibraltar because its income is derived from sources outside these jurisdictions. The Company is not subject to corporate income tax in any other jurisdictions.

New regulations, effective for taxable years beginning after September 24, 2004 (fiscal year 2005 for the Company), will likely subject the Company's U.S. source transportation income of controlled

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

foreign corporations like TBS North America Liner, Ltd. to be taxable in the U.S. Depending upon the actual facts and circumstances, U.S. source transportation income earned by the Company and its subsidiaries will either be subject to a 4% gross receipts tax or taxable as income effectively connected with a U.S. trade or business on a net income basis at normal U.S. corporation tax rate (generally, 35%) plus a branch tax (generally, 30% or reduced treaty rate) on the net after tax income, resulting in an overall effective tax rate on such income of up to 54.5%.

Fair Value of Financial Instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables and debt (including capital lease obligations). The Company places its cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across geographic areas. As of December 31, 2003 and 2004, the Company had no significant concentration of credit risk.

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

Cash and cash equivalents and charter hire and claims receivable – The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents and charter hire and claims receivables approximates their fair value due to the current maturities.

Short-term debt – The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments.

Long-term debt – The carrying amount of the Company's long-term debt approximates fair value based on the current rates offered to the Company for debt of the same remaining maturities. On December 19, 2003 the Company restructured the First Preferred Ship Mortgage Notes, eliminating 94.77% of the outstanding principal. Also on December 19, 2003 the Company executed a sale leaseback transaction for seven vessels that are treated as capitalized leases recorded at the present value of future estimated lease payments (see Note 15).

Advances to/from Affiliates

Advances to/from affiliates are non-interest-bearing, due on demand and expected to be paid or collected in the ordinary course of business, generally within the year.

Earnings Per Share

Earnings per share are based on reported net income (loss) available for common shareholders and the weighted average number of common shares outstanding (basic) and the weighted average total of common shares outstanding and common shares equivalents (diluted).

Derivative Instruments and Hedging Activities

The Company records all derivative instruments at fair value in accordance with accounting principles generally accepted in the United States of America. Offsetting adjustments to the asset or liability are recorded in the consolidated statement of operations or directly into equity as other comprehensive income depending on the underlying transaction. To date, the Company has not engaged in derivative instrument transactions, but may do so in the future.

Comprehensive Income

Comprehensive income is a measure of net income and all other changes in shareholders' equity of the Company that result from recognized transactions and other events of the period other than transactions with shareholders.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

New Accounting Pronouncements

On May 13, 2003, the FASB issued FASB Statement No. 150, or FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statments of financial position. FAS 150 affected the Company's accounting for its mandatorily redeemable preference shares. A financial instrument is deemed mandatorily redeemable if it embodies an obligation outside the control of the issuer and the holder to redeem the instrument by transferring cash or other assets and the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. The effect of FAS 150 during the third quarter ended September 30, 2003 was to classify mandatorily redeemable preference shares as a liability because it was at that time an unconditional obligation of the Company to redeem its preference shares by transferring assets at a specified date and to record the accretion and deemed preference dividends in-kind on the statement of operations. The effect was to record $829,703 of accretion and deemed dividends as a component of operations rather than as a component of additional paid-in capital from July 1, 2003 to December 31, 2003, the period in 2003 for which FAS 150 affected us, which resulted in a decrease to net income for December 31, 2003.

On January 17, 2003 the FASB issued FASB Interpretation No. 46R, or FIN 46R, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact on us in 2004, but may in the future.

Reclassification

During the third quarter of 2002, the Company began to classify costs incurred in connection with port captains and vessel superintendents as general and administrative expenses. Accordingly, $737,594, $492,857, and $677,651 in 2002, 2003 and 2004, respectively, of port captains costs' were reclassified from voyage expense. Additionally, $298,920, $287,406, and $320,128 of superintendents' costs were reclassified in 2002, 2003 and 2004, respectively, from vessel expense.

3.    Allowance for Charter Hire Receivables

The Company reviews the allowances for doubtful accounts monthly. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered. The Company does not have any significant off-balance sheet credit exposure related to its customers.

Allowance for doubtful charter hire receivables is as follows:

	Balance at Beginning of Year	Additions	Write-offs Net of Recoveries	Balance at End of Year
December 31, 2002	$275,019	$69,736	$—	$344,755
December 31, 2003	$344,755	$230,639	$(101,430)	$473,964
December 31, 2004	$473,964	$982,630	$—	$1,456,594

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

4.    Inventories

Inventories consist of the following:

	December 31,
	2003	2004
Fuel	$1,556,328	$2,378,790
Lubricating oil	410,864	514,360
Spare parts	130,316	108,149
Other	233,548	386,330
	$2,331,056	$3,387,629

5.    Deposits for Vessel Purchases

The deposits for vessel purchases represent deposits on vessels to be purchased. Deposits consist of the following:

		December 31,
Vessel	Date	2003	2004
Doric Shield	10/6/2004	$—	$1,224,000
Anangel Success	11/2/2004	—	1,275,000
Anangel Dignity	11/29/2004	—	1,275,000
Sea Pantheon	11/29/2004	—	800,000
Sea Peace	11/29/2004	—	862,500
Sea Pistis	11/29/2004	—	862,500
Zeno	12/6/2004	—	1,200,000
Total		$—	$7,499,000

6.    Prepaid Expenses

Prepaid expenses consist of the following:

	December 31,
	2003	2004
Prepaid charter hire	$863,302	$1,393,722
Prepaid insurance	491,801	648,033
Prepaid vessel expenses	745,356	1,709,710
Other	23,990	114,750
Total	$2,124,449	$3,866,215

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

7.    Advances to Affiliates

Advances to affiliates consist of the following:

Inventories consist of the following:

	December 31,
	2003	2004
TBS Shipping Services Inc.	$791,495	$1,291,373
Aquarius Shipping Colombia Ltda.	34,156	47,077
Solar Shipping Ltda. (TBS Do Brasil)	5,687	74,175
Nautica Groupe, Ltd.	23,884	21,986
TBS De Venezuela, C.A.	7,057	22,150
TBS Peru-Seganport S.A.	22,169	28,655
TBS-Tecnisea C. Ltda.	16,609	—
TBS-Chile S.A.	3,269	3,269
TBS Asia Ltd.	—	20
TBS Bolivia S.R.L.	12,462	6,769
	$916,788	$1,495,474

8.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2003	2004
Drydock	$2,175,428	$1,265,278
Voyage and vessel expenses	6,723,050	10,498,174
Commissions	474,397	396,852
Cargo claim	145,000	191,279
Total	$9,517,875	$12,351,583

The drydocking expense for 2003 and 2004 was $1,252,362 and $1,950,778, respectively.

9.    Advances from Affiliates

Advances from affiliates consist of the following:

	December 31,
	2003	2004
TBS Commercial Group Ltd.	$422,631	$2,641,485

10.    First Preferred Ship Mortgage Notes

The Company had approximately $102.3 million of the 10% Series A First Preferred Ship Mortgage Notes (the "Notes") outstanding as of December 31, 1999. The Company failed to make the scheduled interest payments beginning on May 1, 1999. The failure to make these payments of $5.5 million each, within 30 days after the due date, was an event of default under the Notes indenture.

On July 6, 2000, the Company filed a prenegotiated Debtor's Joint Plan of Reorganization (the "Plan") with the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") under Chapter 11 of the Bankruptcy Code. On October 11, 2000, the Bankruptcy Court approved the Company's Plan with the holders of the Notes. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief under the Federal Bankruptcy Court were stayed while the Company continued business operations as Debtor-in-Possession. The

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

claims in the balance sheet that were "liabilities subject to compromise" consisted of the $110,000,000 which reflected cancellation of the Notes at their face value and $18,333,339 of interest payable on the Notes as of December 31, 2000. The Company received approval from the Bankruptcy Court to pay or otherwise honor all of its pre-petition obligations, excluding its "liabilities subject to compromise" referred to above. The Company discontinued accruing interest on this obligation as of its first day as Debtor-in-Possession, July 7, 2000, in accordance with Statement of Position 90-7 ("SOP 90-7"), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. Specifically, SOP 90-7 requires that companies reorganizing under the Bankruptcy Code should report interest expense only to the extent that it will be paid during the proceeding or that it is probable that it will be allowed as a priority, secured, or unsecured claim.

On February 8, 2001, the Bankruptcy Court confirmed the Plan. The provisions of the Plan included reduction of debt principal and the issuance of equity securities.

Under the Plan, the face value of the Notes, due in 2008, had been reduced to $51,250,000 from $110 million. Interest is payable quarterly. Standard covenants include not entering into the sale of assets, merger or similar transactions without the consent of the Holders of the Notes. The carrying value of the restructured notes upon emergence from bankruptcy approximated fair value. The Notes are secured by a lien upon all assets of the obligor and guarantors, including, without limitation, first preferred ship mortgages on all vessels owned by the subsidiaries of the Company.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The reorganization resulted in the following adjustments to the Company's consolidated balance sheet as of February 8, 2001:

		Reorganization Adjustments
	Balance Sheet February 8, 2001	Debits		Credits		Reorganized Company February 8, 2001
Assets
Current assets	$21,091,668	$—		$—		$21,091,668
Vessels	77,626,430	—		—		77,626,430
Total assets	$98,718,098	$—		$—		$98,718,098
Liabilities and Shareholders' Equity (Deficit)
Current liabilities	$15,808,287	—		—		$15,808,287
Liabilities subject to compromise	128,333,339	$128,333,339	(a)
Long-term debt				51,250,000	(b)	51,250,000
Other long-term liabilities	6,149,177	—		—		6,149,177
Total liabilities	150,290,803	128,333,339		51,250,000		73,207,464
Mandatorily redeemable preference shares	—	—		10,000,000	(c)	10,000,000
Shareholders' deficit (equity)	(51,572,705)	—		67,083,339	)(d)(e)(f)	15,510,634
Total liabilities and deficit	$98,718,098	$128,333,339		$128,333,339		$98,718,098

(a)	To reflect the cancellation of the old Notes at face value and related accrued interest

(b)	To reflect the issuance of the new Notes

(c)	To reflect the issuance of preference shares of $10.0 million

(d)	To reflect the issuance of common shares of $3.5 million

(e)	To reflect the issuance of warrants of $800,000

(f)	To reflect the gain resulting from the forgiveness of debt of $62,783,339

11.    Debt

On December 19, 2003, the Company reached an agreement with 94.77% of the existing, identifiable, bondholders to purchase the face value of that portion of outstanding debt at a discounted value. The face value of debt at $36,177,716 was purchased for $33,804,226. This transaction resulted in a gain of $2,373,490, which is included in the statement of operations.

The majority of the funds obtained to execute this transaction were generated by a sale and leaseback of seven Company-owned vessels (Apache Maiden, Cherokee Princess, Inca Maiden, Kickapoo Belle, Kiowa Princess, Navajo Princess and Seneca Maiden) for $30,240,000. The actual sales price was $31,500,000, less a 4% commission of $1,260,000. The book value of the vessels on December 19, 2003 was $40,337,983 and resulted in a loss on sale of vessels of $10,097,983, which is included in the statement of operations.

The Company agreed to provide additional compensation to the 94.77% existing, identifiable bondholders who accepted a discount providing certain earnings targets are exceeded. This agreement

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

provides for payment of 25% of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") (defined below) in excess of $19,000,000 in 2004 and $21,000,000 in 2005 to these existing, identifiable bondholders pro rata. The total payment is capped at the bondholders pro rata (94.77%) share of $4,102,500 or $3,887,439. Adjusted EBITDA is defined as EBITDA for the year, less EBITDA attributable to vessels purchased outright or treated as capitalized leases acquired after October 31, 2003. The Company had accrued $3,887,431 at December 31, 2003 and 2004.

On December 20, 2004, the remaining 5.23% of bondholders were paid the outstanding principal and interest from December 16, 2004 through December 20, 2004 in the amount of $2,131,436 and $2,960.

On February 15, 2005, the Notes acquired by the Company on December 19, 2003 were cancelled in full.

The Company secured three credit facilities during the third and fourth quarters of 2004 and two credit facilities in the first quarter of 2005, which are described below:

•	On July 1, 2004, the Company secured a credit facility loan of $15,000,000. The credit facility loan bears interest, compounded monthly and paid monthly, of LIBOR plus a fixed percentage. The Company drew down $15,000,000 in July 2004, which is payable over 60 months, 50% amortization over the first 24 months with the balance over the remaining 36 months. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Mohegan Princess, Tayrona Princess and Tuckahoe Maiden. Covenants to this credit facility are as follows:

1.	Fixed charge coverage ratio, not less than 2.00 to 1.00

2.	Total funded debt to EBITDA, not more than 3.00 to 1.00

3.	Asset coverage ratio, equal to or less than 0.85 to 1.00

The Company must also:

1.	Deliver a monthly report certifying compliance with the covenants to maintain the minimum fixed charge coverage ratio and total funded debt to EBITDA ratio; and

2.	Deliver periodic certificates of compliance confirming the accuracy of the financial statements, the absence of default and compliance with the covenants of the credit agreement.

•	On August 26, 2004, the Company secured a credit facility loan of $15,000,000. The credit facility loan bears interest, compounded monthly and paid monthly, at a fixed rate of interest. The Company drew down $15,000,000 in August 2004, which is payable over 60 months, 55% amortization over the first 24 months with the balance over the remaining 36 months. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Iroquois Maiden and Manhattan Princess. The covenant to this credit facility is positive working capital.

•	On December 21, 2004, the Company secured a credit facility loan of $7,150,000. The credit facility loan bears interest, compounded monthly and paid in 22 quarterly installments of $255,000 commencing six months after drawdown together with a balloon installment of $2,050,000 payable simultaneously with the last such installment. Interest shall be payable on the last day of each Interest Period and, where any Interest Period exceeds three months, interest will also be payable quarterly during such Interest Period. Each repayment installment shall have a matching Interest Period where the Interest Period selected or agreed would not otherwise achieve this. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Wichita Belle. The covenants to this credit facility provide for annual audited financial statements and such other management information as may be

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

reasonably required. Also, the Company must maintain a monthly average of $1,500,000 on deposit at The Royal Bank of Scotland and maintain the value of the vessel at 140% of the loan amount.

•	On February 17, 2005, the Company secured a credit facility loan of $7,500,000. The credit facility loan, which is effective as of February 1, 2005, bears interest, compounded monthly and paid monthly, of LIBOR plus a fixed percentage. The Company drew down $7,500,000 on February 18, 2005, which is payable over 60 months, 50% amortization over the first 24 months with the balance over the remaining 36 months. The credit facility was collateralized by the Ship Mortgage Notes for the Taino Maiden. Covenants to this credit facility are as follows:

1.	Fixed charge coverage ratio, not less than 2.00 to 1.00

2.	Total funded debt to EBITDA, not more than 3.00 to 1.00

3.	Asset coverage ratio, equal to or less than 0.85 to 1.00

•	On March 1, 2005, the Company secured a credit facility loan of $45,000,000. The credit facility loan bears interest, compounded monthly and paid monthly, of 90-Day LIBOR plus a fixed percentage. The variable component of the interest rate is adjusted the first day of each quarter. The Company drew down $23,500,000 on March 1, 2005, which is payable over 60 months, 55% amortization over the first 24 months and the balance over the remaining 36 months. The credit facility was collateralized by the Ship Mortgage Notes for the following vessels: Siboney Belle, Ainu Princess, Tamoyo Maiden, Mohawk Princess. The Company has certain administrative and financial covenants. Financial covenants are as follows:

1.	EBITDA to debt service equal or greater than the following rates on the dates of measurement:

•	March 31, 2005 1.50 to 1.0

•	June 30, 2005 1.67 to 1.0

•	September 30, 2005 1.83 to 1.0

•	December 31, 2005 thereafter 2.00 to 1.0

2.	Funded Debt to EBITDA equal or less than the following rates on the dates of measurement:

•	March 31, 2005 to 2.35 to 1.0

•	June 30, 2005 2.15 to 1.0

•	September 30, 2005 1.95 to 1.0

•	December 31, 2005 thereafter 1.75 to 1.0

3.	Funded Debt to Net Worth equal or greater than the following rates on the dates of measurement:

•	March 31, 2005 1.90 to 1.0

•	June 30, 2005 1.73 to 1.0

•	September 30, 2005 1.56 to 1.0

•	December 31, 2005 thereafter 1.40 to 1.0

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

4.	Cash balance equal to or greater than the following amounts on the dates listed below:

•	March 31, 2005 $18.0 million

•	June 30, 2005 $18.0 million

•	September 30, 2005 $18.0 million

•	March 31, 2006 $20.0 million

5.	Working Capital ratio equal to or greater than the following ratios on the following dates of measurement:

•	March 31, 2005 2.00 to 1.0

•	June 30, 2005 2.00 to 1.0

•	September 30, 2005 2.00 to 1.0

•	December 31, 2005 thereafter 2.00 to 1.0

Debt outstanding at December 31 is as follows:

	2003	2004
Series A, First Preferred Ship Mortgage Notes, 10% due 2005 to 2007	$6,097,284	$3,887,439
GMAC credit facility loan, 5.060% to 5.677%, expires June 18, 2009	—	13,437,500
Merrill Lynch credit facility loan, 7.654%, expires September 1, 2009	—	14,036,269
The Royal Bank of Scotland credit facility loan, interest rate determined on June 23, 2005, expires March 23, 2010	—	7,150,000
Balance of debt as of December 31	$6,097,284	$38,511,208

The repayment of debt over the next five years and thereafter is as follows:

2005	$12,446,561
2006	7,996,696
2007	5,640,746
2008	5,808,886
2009	4,313,319
Thereafter	2,305,000
$38,511,208

12.    Shareholders' Equity

On February 7, 2001, the Company issued 1 million mandatorily redeemable preference shares at a fair value of $10 per share, for an aggregate fair value at date of issuance of $10,000,000, which pay a 7% per annum dividend, payable on a quarterly basis. The Company has paid 12 quarterly dividend payments "in-kind." In-kind dividend payments are added to the recorded value of the mandatorily redeemable preference shares with an offset to additional paid-in capital. The first 12 quarterly

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

payments, due on April 15, 2001, July 15, 2001, October 15, 2001, January 15, 2002, April 15, 2002, July 15, 2002, October 15, 2002, January 15, 2003, April 15, 2003 and July 15, 2003, October 15, 2003 and, January 15, 2004, were deemed in-kind payments.

The effect of these declarations for the year ended December 31, 2003 was $1,230,357. Cumulative dividends paid in-kind as of December 31, 2003 were $3,367,137. The Company must redeem these mandatorily redeemable preference shares in whole for $15 per share plus accrued but unpaid dividends on the tenth anniversary date. The $5,000,000 excess redemption value over the fair value is being accreted ratably over the ten-year period against additional paid-in capital through June 30, 2003. Effective July 1, 2003, the Company adopted FAS 150 which resulted in the preference share dividends deemed in-kind and accretion subsequent to that date to be reported on the statement of operations in the amount of $829,703. The accretion for the year ended December 31, 2003 was $396,173 and added to the recorded value. Cumulative accretion through the year ended December 31, 2003 was $1,014,714. Holders of the preference shares are entitled to vote as a separate class on any proposed merger, consolidation or sale of substantially all of the assets of the Company, unless the proposed transaction provides for the redemption in full of all of the preference shares at the mandatory redemption price, as stated above.

The Company also issued one million new Class C Common Shares (par value $.004) to holders of the Notes, at a fair value of $3.50 per share, for an aggregate fair value of $3.5 million. The holders of Class C Common Shares have the number of votes per share necessary to produce 25% of the total voting power of all the classes of common shares.

In connection with the emergence from bankruptcy, the Company issued new Series A, Series B and Series C warrants to the holders at a fair value of $800,000. The Series A warrants were issued to acquire approximately 27% of the total Class C common shares of the Company on a fully diluted basis. The Series B warrants are issued to acquire Class C common shares in an amount equal to approximately 6% of the total outstanding common shares of the Company on a fully diluted basis. The Series C warrants are issued to ensure that, upon issuance of common shares to the holders, as a result of exercise of the Series A and Series B warrants, they will have an approximately 52% majority ownership of the Company on a fully diluted basis. The Series A warrants are exercisable only if the amended and restated Notes have not been repaid in full, in cash, prior to the fourth anniversary of the emergence from bankruptcy. The Series B warrants are exercisable only if the mandatorily redeemable preference shares have not been redeemed in full, in cash, prior to the fifth anniversary of the emergence from bankruptcy. The Series A and Series B warrants shall expire upon repayment of the Notes and payment in full of the mandatorily redeemable preference shares. The Series C warrants are exercisable if both the A and B warrants are exercised. The warrants are exercisable at the Class C common shares' par value of $.004 per share.

On December 19, 2003, TBS Commercial Group Ltd., a commercial agent related through partial common ownership, made a tender offer to acquire all outstanding mandatorily redeemable preference shares, Class C common shares and warrants, as follows:

•	All outstanding mandatorily redeemable preference shares for $1.048 per share. There were 1,203,416 shares outstanding as of that date for a total offer valued at $1,261,180. Holders tendered 1,147,077 shares on January 20, 2004.

•	All outstanding Class C common shares for $0.011 per share. There were 1,000,000 shares outstanding as of that date for a total offer valued at $11,000. Holders tendered 960,909 shares on January 20, 2004.

•	All outstanding warrants at $0.011 per share. There were 2,666,658 warrants outstanding as of that date (1,769,231 A warrants, 411,756 B warrants and 485,671 C warrants) for a total offer valued at $29,333. On January 20, 2004, 2,562,425 warrants (1,700,070 A warrants, 395,669 B warrants and 466,686 C warrants) were tendered.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

•	TBS Commercial Group Ltd. received acceptance from the holders of over 90% of the warrants, outstanding Class C common and mandatorily redeemable preference shares. This permited TBS Commercial Group Ltd. to acquire the remainder of the outstanding Class C common shares and mandatorily redeemable preference shares pursuant to section 102 of the Companies Act 1981 of Bermuda.

On March 30, 2004 the Company purchased the remaining outstanding 224,476 shares of mandatorily redeemable preference shares from TBS Commercial Group Ltd. for $1.00 and established a conversion feature, at the option of the holder, to convert each preference share to two shares of Class C common stock,

The Company performed the following with respect to the purchased mandatorily redeemable preference shares:

•	Varied the rights of the shares to remove the mandatorily redeemable provisions, eliminate the dividend and establish a semi-annual 15 cents per share dividend.

•	Established a conversion feature, at the option of the holder, to convert each preference share to two Class C common shares.

•	Authorized an additional 250,000 preference shares to bring the total authorized to 1,500,000 preference shares ..

On March 30, 2004, the Company's majority shareholders purchased the following preference shares, common shares and warrants from TBS Commercial Group Ltd.:

•	Preference shares: 1,000,000 preference shares for $1.5 million in cash.

•	Class C common shares: 1,000,000 Class C common shares for $11,000 in cash.

•	Warrants: 2,562,425 warrants for $28,187 in cash.

Accordingly, since the mandatorily redeemable preference shares were recorded as an equity transaction upon issuance on February 8, 2001, the purchase of the preference shares was recorded at par value of $.004 per share, totaling $4,000, with the balance of the previous amount, of $14,377,850, recorded as additional paid-in-capital.

13.    Purchase of Vessels

On May 18, 2004, the Company completed the purchase and took delivery of the vessel Anangel Jupiter, renamed Tuckahoe Maiden, for $6,000,000. The Tuckahoe Maiden has an estimated useful life of 11 years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $4.0 million from the July 1, 2004 credit facility.

On June 18, 2004, the Company exercised its purchase option on the Mohegan Princess and Tayrona Princess, paying a total of $1.5 million. The purchase of the vessels was initially financed from the Company's working capital, which was replenished in the amount of $11.0 million from the July 1, 2004 credit facility.

On July 12, 2004, the Company completed the purchase and took delivery of the vessel Vienna Wood N, renamed Iroquois Maiden, for $12,295,000. The Iroquois Maiden has an estimated useful life of nine years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $7.5 million from the August 26, 2004 credit facility.

On July 19, 2004, the Company completed the purchase and took delivery of the vessel Chios Luck, renamed Manhattan Princess, for $12,360,000. The Manhattan Princess has an estimated useful life of eight years and, accordingly, is being depreciated on a straight-line basis over that period. The

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $7.5 million from the August 26, 2004 credit facility.

On October 29, 2004, the Company completed the purchase and took delivery of the vessel Anangel Bravery, renamed Taino Maiden, for $6,300,000 less $630,000 already on deposit. The Taino Maiden has an estimated useful life of 11 years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was financed from the Company's working capital, which will be replenished by the amended and restated GMAC Commercial Finance LLC credit facility.

On November 5, 2004, the Company completed the purchase and took delivery of the vessel New Era, renamed Wichita Belle, for $13,000,000 less $1,300,000 already on deposit. The Wichita Belle has an estimated useful life of 17 years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was financed from the Company's working capital, which was replenished in the amount of $7.2 million from the December 23, 2004 credit facility.

14.    Subsequent Event

Vessels Under Contract for Purchase

On January 18, 2005, the Company completed the purchase and took delivery of the vessel Sea Pantheon, renamed Tamoyo Maiden, for $8,000,000 less $800,000 already on deposit. The Tamoya Maiden has an estimated useful life of 12 years and, accordingly, and will be depreciated on a straight-line basis over that period. The owning company for the Tamoya Maiden is Chester Shipping Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On February 9, 2005, the Company completed the purchase and took delivery of the vessel Sea Pistis, renamed Siboney Belle, for $8,625,000 less $862,500 already on deposit. The Siboney Belle has an estimated useful life of 13 years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Siboney Belle is Rector Shipping Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On February 16, 2005, the Company completed the purchase and took delivery of the vessel Zeno, renamed Mohawk Princess, for $12,000,000 less $1,200,000 already on deposit. The Mohawk Princess has an estimated useful life of seven years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Mohawk Princess is Albemarie Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On February 23, 2005, the Company completed the purchase and took delivery of the vessel Sea Peace, renamed Ainu Princess, for $8,625,000 less $862,500 already on deposit. The Ainu Princess has an estimated useful life of 13 years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Ainu Princess Maiden is Hansen Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On April 10, 2005, the Company is expected to complete the purchase and take delivery of the vessel Doric Shield, renamed Miami Maiden, for $12,240,000 less $1,240,000 already on deposit. The Miami Maiden has an estimated useful life of nine years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Miami Maiden is Glenwood Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On April 15, 2005, the Company is expected to complete the purchase and take delivery of the vessel Anangel Success, renamed Chesapeake Belle, for $12,750,000 less $1,275,000 already on deposit.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Chesapeake Belle has an estimated useful life of nine years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Chesapeake Belle is Hudson Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by a credit facility currently being negotiated.

On April 20, 2005, the Company is expected to complete the purchase and take delivery of the vessel Anangel Dignity, renamed Tuscarora Belle, for $12,750,000 less $1,275,000 already on deposit. The Tuscarora Belle has an estimated useful life of nine years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Tuscarora Belle is Windsor Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by a credit facility currently being negotiated.

The underlying vessel companies were established and activated in 2005 upon vessel purchase.

15.    Obligations Under Capital Leases

In February 1997, the Company entered into a time charter capital lease for the vessel Comanche Belle through February 2007. The time charter agreement for the Comanche Belle was renegotiated as of September 1, 2002. The changes to the time charter agreement are as follows:

(1)	The daily charter hire deferred liability in the amount of $574,000 identified in addendum numbers 3 and 4 of the time charter agreement will not have to be paid and was written off against vessel expenses in the third quarter.

(2)	The revised daily charter hire rates are $7,500 per day for September 1, 2002 through December 31, 2002, $6,525 per day for the year 2003, $6,475 per day through June 30, 2004 and $7,475 per day for the remainder of the lease term.

(3)	The revised daily executory costs are $3,800 per day for September 1, 2002 through December 31, 2002, $3,420 per day from January 1, 2003 through June 30, 2004 and $4,436 per day for the remainder of the lease term.

On March 15, 2002, the Company entered into an agreement to purchase two vessels. The agreement required the Company to pay $750,000 per vessel upon delivery. The deliveries took place April 1, 2002 for the Tayrona Princess and April 3, 2002 for the Mohegan Princess. Thereafter, a bareboat hire fee of $2,695 per vessel, per day beginning at the inception of the lease and six capital payments of $480,000, for both vessels, beginning in January 2003 and ending in September 2004 will be made. On June 18, 2004, the Company purchased these vessels.

On November 25, 2003, the Company entered into an agreement to purchase the Rockaway Belle. The agreement required the Company to pay $1,000,000 upon delivery. Thereafter, a bareboat hire fee of $2,550 per day beginning from the November 25, 2003 delivery date and two capital payments of $200,000 in May and November of 2004 will be made. On November 25, 2006 the vessel will revert to the Company for $1.0 million. This vessel is being accounted for as a capital lease at the inception of the lease during November of 2003 by recording an asset and liability for the present value of the future estimated payments.

As discussed in Note 9, on December 19, 2003, the Company entered into an agreement to sell and leaseback seven vessels. The vessels were sold for $31.5 million and leased back for a period of (66) months at $2,500 per day with a $10.5 million balloon purchase option payment due at the end of the lease term on July 1, 2009. The Company anticipates exercising its purchase option. The vessels included in this transaction are being accounted for as capital leases at the inception of the lease by recording an asset and liability for the present value of the future estimated payments. Two additional vessels (Dakota Belle and Shawnee Princess) were pledged as additional security until September 2004 and 2005, respectively.

The assets and liabilities under the capital leases were recorded at the fair values of the acquired assets, which approximated the present values. There are no executory costs for capital lease vessels

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

except for the Comanche Belle. Interest rates on the capitalized leases have been imputed based on the Company's incremental borrowing rate at the inception of the leases. The depreciation expense on the vessels under capital leases was $1,351,556, $1,986,574 and $4,933,455 for the years ended December 31, 2002, 2003 and 2004 respectively. Book value of vessels held under the capital leases were $14,218,379, $48,477,614 and $37,116,221 at December 31, 2002, 2003 and 2004, respectively.

Subsequent to recording the capital lease for the Comanche Belle during February 1997, the Company now believes that it will exercise its option to purchase the vessel based upon the underlying economies favoring purchase.

Minimum future lease payments under the capital leases, for each of the next five years and in the aggregate, are:

	Group of (7) Vessels	Rockaway Belle	Comanche Belle	Total
2005	$6,387,500	$930,756	$2,728,375	$10,046,631
2006	6,387,500	1,775,630	2,728,375	10,891,505
2007	6,387,500	—	2,587,414	8,974,914
2008	6,387,500	—	—	6,387,500
2009	13,458,960	—	—	13,458,960
Total minimum lease payments	39,008,960	2,706,386	8,044,164	49,759,510
Less – Executory costs			3,407,089	3,407,089
Net minimum lease payments	39,008,960	2,706,386	4,637,075	46,352,421
Less – Amounts representing interest	10,785,944	386,027	538,923	11,710,894
Present value of net minimum lease payments, including current maturities of $4,731,574	$28,223,016	$2,320,359	$4,098,152	$34,641,527

16.    Related Party Transactions

The Company has many related party transactions with brother-sister companies (the "Management Companies"), under common ownership, who provide technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.), insurance and claims processing, general and administrative services (accounting, legal, etc.) and port agent services (port calls, stevedoring, etc.). As of December 31, 2004, the Company had no employees, as it outsourced all of these functions to its Management Companies.

USA – Related Party Companies

There are two domestic companies that are owned by certain shareholders who also own shares of the Company. Each company's underlying fees and rates are based upon contractual agreements with the Company. These contracts had been established on February 8, 2001 (date of the Company's emergence from bankruptcy) and are in effect until February 8, 2005. The Company utilized an independent consultant, lawyers and the bankruptcy court to ensure that these fees were consistent with the prevailing market rate. The companies do not share in any profit or losses of the Company. They are entitled to the fixed fee plus any commissions as outlined in the contract for specific services provided and not based upon performance of the Company. There is an annual cost of living adjustment made to the fixed fees.

(1)	TBS Shipping Services Inc. (New York) – This company performs commercial and operations functions. Commercial and operating functions are generally to (1) solicit and service customers (under the approval and review of the Company's Board and shareholders; and (2) perform general and administrative services as required by the Company.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(2)	Roymar Ship Management, Inc. (New York) – This company is a domestic affiliate of the Company serving as the exclusive technical manager for each owned vessel. The technical manager generally ensures the vessel is seaworthy and has the appropriate crew to man the vessels during voyages. The technical manager contracts, and the vessel company hires, all of the third party companies necessary to operate the ship. In addition, the technical manager performs routine inspections of the vessels. Roymar also occasionally earns commissions relating to the purchase and sales of vessels.

Overseas – Related Party Companies

The Company maintains several commercial agents, which are related through partial common ownership, located in various countries where the Company conducts its business. There are two unconsolidated overseas companies who provide the same type of service to the Company on an annual basis. The underlying fees and rates are based upon contractual agreements with the Company. These companies are:

(1)	TBS Commercial Group Ltd. – This Bermuda-based holding company owns nine operating companies for ownership in commercial and port agencies in South America, Europe, Japan and China. Its subsidiaries are (1) Solar Shipping Ltda. (TBS Do Brasil); (2) TBS-Tecnisea C. Ltda.; (3) TBS-Chile S.A.; (4) Aquarius Shipping Colombia Ltda.; (5) TBS De Venezuela C.A.; (6) TBS Bolivia S.R.L.; (7) TBS Asia Ltd.; (8) TBS Shipping Services Europe GmbH; and (9) TBS Peru Seganport S.A.

(2)	Beacon Holdings Ltd. – This holding company owns one operating company: Bademar in Ecuador. Beacon is in the same business as TBS Commercial Group Ltd.

Port Agents

At December 31, 2002, 2003 and 2004, included in accounts payable and accrued expenses and other liabilities are amounts due to related port agents per the schedule below:

	Accounts Payable	Accrued and Other Liabilities	Total
2002	$87,502	$441,726	$529,228
2003	$19,691	$766,216	$785,907
2004	$60,529	$388,236	$448,765

Additionally, amounts advanced to related port agents to fund operations have been included in the financial statements as advances to affiliates.

Management Fees

Management fees are paid by TBS Worldwide Services Inc. and its subsidiaries (the Pool Companies) and subsidiaries of Westbrook Holdings Ltd. to TBS Shipping Services Inc. and Roymar Ship Management, Inc. The amounts paid to TBS Shipping Services Inc. and Roymar Ship Management, Inc., along with their respective monthly charges per vessel, are listed in the schedule below:

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	2002	2003	2004
Management fee paid
TBS Shipping Services Inc.	$1,734,357	$2,298,785	$2,429,532
Roymar Ship Management, Inc.	1,502,471	1,566,043	1,984,377
Total	$3,236,828	$3,864,828	$4,413,909
Management fee rates per month per vessel
TBS Shipping Services Inc.	$7,653 (a)	$7,653 (a)	$8,447 (b)
Roymar Ship Management, Inc.	$10,898 (a)	$10,898 (a)	$12,029 (b)

                  (a) Rates effective February 8, 2001.

                  (b) Rates effective February 8, 2004, which includes cost of living adjustments.

The Company maintains several commercial agents, which are related through partial common ownership, located in various countries where the Company conducts its business. These commercial agents consist of TBS Shipping Services Inc., along with TBS Commercial Group Ltd. and its subsidiaries: Solar Shipping Ltda. (TBS Do Brasil), TBS-Tecnisea C. Ltda. TBS-Chile S.A., Aquarius Shipping Colombia Ltda., TBS De Venezuela C.A., TBS Bolivia S.R.L., TBS Asia Ltd., TBS Shipping Services Europe GmbH and TBS Peru-Seganport S.A.

Commissions paid by a subsidiary of Westbrook Holdings, Ltd. to Nautica Groupe, Ltd. relate to commissions per the lease agreement with the owner of the vessel Comanche Belle.

	2002	2003	2004
Commissions paid to
TBS Shipping Services Inc.	$2,671,744	$3,512,510	$5,586,865
TBS Commercial Group Ltd.	2,708,015	3,567,893	4,401,321
	5,379,759	7,080,403	9,988,186
Nautica Groupe, Ltd.	36,500	32,215	29,624
Roymar Ship Management, Inc.	—	39,500	250,000
Total	$5,416,259	$7,152,118	$10,267,810

Port agency fees were paid to TBS Commercial Group Ltd. in the amount of $627,090, $603,879, and $685,438, for the years ended December 31, 2002, 2003 and 2004, respectively.

Chartering Broker

Globe Maritime Limited, owned by James W. Bayley, acts as a chartering broker for the Company. James W. Bayley is a member of the board of directors. During 2002, 2003 and 2004, the Company paid Globe Maritime Limited $88,997, $157,789 and $219,336, respectively.

Legal Services

During 2002, 2003 and 2004, payments from TBS Worldwide Services Inc. to Mr. Blatte for legal services totaled $340,655, $445,376 and $383,293, respectively. During 2002, 2003 and 2004, payments from TBS Shipping Services Inc. and TBS Commercial Group Ltd. to Mr. Blatte for legal services totaled $10,000, $50,000, and $50,000, respectively. Mr. Blatte was not an officer of International at the time the services were rendered and the payments were received.

17.    Sale of Vessel

During July 2003, the Company entered into a memorandum of agreement with another company to sell the Chippewa Belle. The Chippewa Belle was sold on October 15, 2003 for $3,950,000, less a

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

3.75% sales commission, for net proceeds of $3,801,875. The proceeds from the sale of the Chippewa Belle were utilized to pay down debt in the December 19, 2003 refinancing transaction. The gain on the sale of the Chippewa Belle was $193,076.

18.    Business Segment

The Company is managed as a single business unit that provides worldwide ocean transportation of dry cargo service to its customers through the use of owned and chartered vessels. The vessels are operated as one fleet and when making resource allocation decisions, our chief operating decision maker evaluates voyage profitability data, which considers vessel type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual vessel basis. The Company's objective in making resource allocation decisions is to maximize its consolidated financial results, not the individual results of the respective vessels or routes.

Revenue generated from voyage and time charters for the years ended December 31 are:

	2002	2003	2004
Voyage revenue	$94,403,046	$119,721,080	$158,060,900
Time charter revenue	7,420,599	23,625,003	50,745,653
Total revenue	$101,823,645	$143,346,083	$208,806,553

The Company transports cargo around the world, including the U.S. and foreign countries. The amount of voyage revenue generated in foreign countries is $92,091,660, $105,378,989 and $140,762,723 for the years ended December 31, 2002, 2003 and 2004, respectively.

Revenue was generated in the following principal foreign geographic areas for the years ended December 31:

Country	2002	2003	2004
Brazil	$14,146,038	$27,005,925	$45,651,573
Japan	35,152,545	17,924,172	22,416,220
Chile	10,029,787	11,261,113	16,516,395
Peru	14,319,602	5,770,142	12,819,836
Venezuela	9,275,752	13,769,229	8,468,493
United Arab Emirates	1,169,437	17,924,172	7,643,242
Others	7,998,499	11,724,236	27,246,964
	$92,091,660	$105,378,989	$140,762,723

Revenue is attributed to these countries based on the location where the cargo is loaded. The vessels used for these voyages travel throughout these countries based on the itinerary of the voyage. The Company does not control vessels under time charters and, therefore, revenue by country cannot be allocated. The difference between total voyage revenues and total revenue by country is revenue from the U.S.

Three customers accounted for 35.6%, 32.6% and 23.9% of charter hire receivables and 27.5%, 19.7% and 16.6% of voyage and time charter revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

19.    Earnings Per Share

	2002	2003	2004
Numerators:
Net (loss) income (used in diluted EPS)	$(1,522,715)	$(1,994,175)	$41,906,694
Dividends on mandatorily redeemable preference shares	$(1,491,366)	$(796,827)	$—
Net (loss) income available for common shareholders	$(3,014,081)	$(2,791,002)	$41,906,694
Denominators:
Basic-weighted average common shares outstanding	4,000,000	4,000,000	4,000,000
Dilutive effect of convertible preference shares	—	—	2,000,000
Dilutive effect of Series A and B warrants	—	—	2,715,339
Diluted-weighted average common shares and share equivalents outstanding	4,000,000	4,000,000	8,715,339
(Loss) income per common share:
Basic	$(0.75)	$(0.70)	$10.48
Diluted	$(0.75)	$(0.70)	$4.81

The Company has not included the Series C warrants because the contingencies have not been satisfied as of December 31, 2004.

20.    Commitments and Contingencies

Leases

The Company leases three vessels (National Pride, Pacific Embolden and Tian Tan Hai) under long-term noncancelable operating leases that expire on April 25, 2006, March 1, 2005 and May 30, 2006, respectively. Lease payments under these operating leases were $1,839,474, $6,816,618, and $16,637,791, for the years ended December 31, 2002, 2003, and 2004, respectively. Short-term charter expense was $12,885,344, $33,017,118, and $39,043,355, for the years ended December 31, 2002, 2003, and 2004, respectively.

Minimum future lease payments are as follows:

Year
2005	$14,501,163
2006	$4,936,500

Litigation

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of business. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated. Based upon available information, management believes that the ultimate liability with respect to these claims, if any, would not be material to the consolidated financial position, operations or cash flow of the Company.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

TBS International Limited and Subsidiaries
Valuation and Qualifying Accounts and Reserves for the Year Ended
December 31, 2002, 2003 and 2004

Reserves deducted in the balance sheet from assets to which they apply:

Allowance for doubtful accounts	Balance at Beginning of Period	Addition Charged to Costs and Expenses	Deductions	Balance at End of Period
Year 2002	$275,019	$69,736	$—	$344,755
Year 2003	$344,755	$230,639	$(101,430)	$473,964
Year 2004	$473,964	$982,630	$—	$1,456,594

Through and including                              , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common shares, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

TBS International Limited

Common Shares

P R O S P E C T U S

Merrill Lynch & Co.

Jefferies & Company, Inc.

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the offering (all of which will be borne by TBS International Limited), are as follows:

Expenses	Amount
Securities and Exchange Commission registration fee		$14,713
NASD filing fee		13,000
NYSE listing fees
Printing expenses
Accounting fees and expenses
Legal fees and expenses
Blue Sky fees and expenses
Transfer agent's fees and expenses
Miscellaneous		—
Total	$

Item 14. Indemnification of Directors and Officers.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. The waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Section 98 of the Companies Act 1981 provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act 1981. We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments that we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities

We have not sold or issued any securities within the past three years that were not registered under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
2.1	Third Amended Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code*
3.1	Form of Memorandum of Association*
3.2	Form of Bye-laws*
4.1	Form of Common Share Certificate*
5.1	Opinion of Conyers Dill & Pearman*
10.1	Loan and Security Agreement, dated August 26, 2004, by and between Stratford Shipping Corp. and Sheffield Maritime Corp. and Merrill Lynch Business Financial Services, Inc.*
10.2	Credit Agreement, dated June 1, 2004, among Henley Maritime Corp., Vernon Maritime Corp., Arden Maritime Corp., TBS International Limited and GMAC Commercial Finance LLC*
10.3	Loan Agreement, dated December 21, 2004, between Avon Maritime Corp. and The Royal Bank of Scotland plc*
10.4	Umbrella Agreement, dated December 5, 2003, between TBS International Limited and Arkadia Shipping Inc.*
10.5	Form of Memorandum of Agreement related to sale-leaseback financings with Arkadia Shipping Inc.*
10.6	Form of Bareboat Charter related to sale-leaseback financings with Arkadia Shipping Inc.*
10.7	Management Agreement, dated February 8, 2001, by and among TBS Shipping International Limited, TBS Worldwide Services Inc., its indirect and direct subsidiaries, TBS Commercial Group Ltd. and Beacon Holdings Ltd.*
10.8	Management Agreement, dated February 8, 2001, between TBS Shipping Services Inc. and Transworld Cargo Carriers, S.A.*
10.9	Form of Management Agreement with Roymar Ship Management, Inc.*

Exhibit Number	Description of Exhibit
10.10	Management Agreement, dated January 1, 2000, by and between TBS Worldwide Services Inc., its direct and indirect subsidiaries, TBS Shipping Services Inc.*
10.11	Form of Commercial Agency Agreement with TBS Worldwide Services Inc.*
21.1	Subsidiaries of the Registrant
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Drewry Shipping Consultants Limited
24.1	Power of Attorney

* To be filed by amendment

(b)	Financial Statement Schedules

The financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions or are inapplicable, and therefore have been omitted, except for Schedule II — Valuation and Qualifying Accounts which is provided on page F-28.

Item 17. Undertakings

(a)  The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the undersigned, thereunto duly authorized in Yonkers, New York on March 7, 2005.

TBS INTERNATIONAL LIMITED
By:	/s/ Joseph E. Royce
Joseph E. Royce President, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 7, 2005.

Signature	Title
/s/ Joseph E. Royce	President, Chief Executive Officer, Chairman and Director
Joseph E. Royce
*	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Ferdinand V. Lepere
*	Controller (Principal Accounting Officer)
Anthony J. Gentile
*	Vice President and Director
James W. Bayley
*	Director
Randee E. Day
*	Senior Executive Vice President, Chief Operating Officer and Director
Gregg L. McNelis
*	Director
Peter S. Shaerf

*    The undersigned does hereby sign this registration statement on behalf of each of the above-indicated directors or officers of TBS International Limited pursuant to powers of attorney executed by each such director or officer.

/s/ Joseph E. Royce
Joseph E. Royce Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
2.1	Third Amended Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code*
3.1	Form of Memorandum of Association*
3.2	Form of Bye-laws*
4.1	Form of Common Share Certificate*
5.1	Opinion of Conyers Dill & Pearman*
10.1	Loan and Security Agreement, dated August 26, 2004, by and between Stratford Shipping Corp. and Sheffield Maritime Corp. and Merrill Lynch Business Financial Services, Inc.*
10.2	Credit Agreement, dated June 1, 2004, among Henley Maritime Corp., Vernon Maritime Corp., Arden Maritime Corp., TBS International Limited and GMAC Commercial Finance LLC*
10.3	Loan Agreement, dated December 21, 2004, between Avon Maritime Corp. and The Royal Bank of Scotland plc*
10.4	Umbrella Agreement, dated December 5, 2003, between TBS International Limited and Arkadia Shipping Inc.*
10.5	Form of Memorandum of Agreement related to sale-leaseback financings with Arkadia Shipping Inc.*
10.6	Form of Bareboat Charter related to sale-leaseback financings with Arkadia Shipping Inc.*
10.7	Management Agreement, dated February 8, 2001, by and among TBS Shipping International Limited, TBS Worldwide Services Inc., its indirect and direct subsidiaries, TBS Commercial Group Ltd. and Beacon Holdings Ltd.*
10.8	Management Agreement, dated February 8, 2001, between TBS Shipping Services Inc. and Transworld Cargo Carriers, S.A.*
10.9	Form of Management Agreement with Roymar Ship Management, Inc.*
10.10	Management Agreement, dated January 1, 2000, by and between TBS Worldwide Services Inc., its direct and indirect subsidiaries, TBS Shipping Services Inc.*
10.11	Form of Commercial Agency Agreement with TBS Worldwide Services Inc.*
21.1	Subsidiaries of the Registrant

Exhibit Number	Description of Exhibit
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Drewry Shipping Consultants Limited
24.1	Power of Attorney

*	To be filed by amendment